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Exhibit 2.1

EXECUTION VERSION

 AGREEMENT AND PLAN OF MERGER AND MEMBERSHIP
INTEREST TRANSFER AGREEMENT

BY AND AMONG

NISKA GAS STORAGE PARTNERS LLC,

NISKA GAS STORAGE MANAGEMENT LLC,

NISKA SPONSOR HOLDINGS COÖPERATIEF U.A.,

SWAN HOLDINGS LP

AND

SWAN MERGER SUB LLC

DATED AS OF JUNE 14, 2015

i

SCHEDULES

Schedule 1.1(a)	Working Gas Capacity
Schedule 1.1(b)	Leases
Schedule 1.1(c)	Permitted Encumbrances
Schedule 1.1(d)	Real Property
Schedule 1.1(e)	Required Amendments
Schedule 1.1(f)	Required Consents
Schedule 1.1(g)	Title Policies
Schedule 1.1(h)	FTM Condition
Schedule 3.5(a)(v)	Swan Sponsor Guaranty
Schedule 4.3(a)	Company Financial Statements
Schedule 4.3(c)	Financial Reporting Internal Controls
Schedule 4.5	Liabilities
Schedule 4.6(c)	Company Subsidiaries
Schedule 4.8(a)	Consents and Approvals
Schedule 4.8(b)	Defaults
Schedule 4.9(a)	Absence of Changes
Schedule 4.10(b)	Real Property Agreements
Schedule 4.11	Contracts and Commitments
Schedule 4.12(a)	Intellectual Property
Schedule 4.13	Governmental Licenses and Permits
Schedule 4.14	Company and ManagementCo Litigation
Schedule 4.15	Compliance
Schedule 4.16	Employees
Schedule 4.17(a)	List of Benefit Plans
Schedule 4.17(b)	Summaries of Unwritten Benefit Plans
Schedule 4.17(d)	Benefit Plans—Compliance
Schedule 4.17(e)	Benefit Plans—Prohibited Transactions
Schedule 4.17(f)	Benefit Plans—Liabilities
Schedule 4.17(h)	Benefit Plan Payments
Schedule 4.17(i)	Benefit Plan Payments—United States-based Business Employees
Schedule 4.17(j)	Medical and Life Insurance Benefits
Schedule 4.17(k)	Benefit Plan Litigation
Schedule 4.17(n)	Benefit Plan Qualifications
Schedule 4.17(o)	Benefit Plan Obligations
Schedule 4.18	Insurance
Schedule 4.19(a)	Environmental Authorizations
Schedule 4.19(c)	Environmental Actions
Schedule 4.20	Tax Matters
Schedule 4.21	Brokerage
Schedule 4.22	Affiliate Transactions
Schedule 4.23	Optimization Contracts
Schedule 5.4	Parent and Merger Sub Litigation
Schedule 6.1(i)	Estoppel Certificates
Schedule 6.2(a)	Negative Covenants
Schedule 6.2(b)	Prior Approved Actions
Schedule 6.2(c)	Company Entity Payments
Schedule 8.1(a)	Continuing Employees

EXHIBITS

Exhibit A	Form of Assignment and Assumption Agreement	A-1
Exhibit B	Form of Operating Report	B-1
Exhibit C	Retention Plan	C-1

v

 AGREEMENT AND PLAN OF MERGER
AND
MEMBERSHIP INTEREST TRANSFER AGREEMENT

        This AGREEMENT AND PLAN OF MERGER AND MEMBERSHIP INTEREST TRANSFER AGREEMENT, dated as of June 14, 2015 (the "Agreement"), is by and among Niska Gas Storage Partners LLC, a Delaware limited liability company (the "Company"), Niska Gas Storage Management LLC, a Delaware limited liability company and sole managing member of the Company ("ManagementCo"), Niska Sponsor Holdings Coöperatief U.A., a Netherlands coöperatief ("Swan Sponsor"), Swan Holdings LP, an Ontario partnership ("Parent"), and Swan Merger Sub LLC, a Delaware limited liability company and wholly-owned subsidiary of Parent ("Merger Sub" and, together with Parent, the "Parent Entities"). The Company, ManagementCo, Swan Sponsor, Parent and Merger Sub are sometimes referred to individually as a "Party" and collectively as the "Parties."

        WHEREAS, the Company has 37,988,724 Outstanding Common Units;

        WHEREAS, Swan Sponsor owns 20,488,525 Outstanding Common Units (the "Swan Sponsor Common Units"), representing approximately 53.93% of all Outstanding Common Units;

        WHEREAS, Swan Sponsor owns 100% of the membership interest in ManagementCo (the "ManagementCo Interests");

        WHEREAS, ManagementCo is the sole managing member of the Company and owns the Managing Member Interest;

        WHEREAS, Swan Sponsor owns all of the Incentive Distribution Rights;

        WHEREAS, Swan Sponsor desires to transfer to Parent, and Parent desires to accept, the ManagementCo Interests and the Incentive Distribution Rights, in each case, upon the terms and subject to the conditions set forth herein;

        WHEREAS, the Parties desire to merge the Company and Merger Sub upon the terms and subject to the conditions set forth herein;

        WHEREAS, ManagementCo, in its capacity as Manager, has approved and consented to the execution and delivery of this Agreement, and the transactions contemplated hereby, pursuant to Section 14.2(a) of the LLC Agreement;

        WHEREAS, the conflicts committee of the board of directors of the Company (the "Company Board") has (i) determined that the terms of the Merger are fair and advisable and in the best interests of the Company and the Unaffiliated Unitholders, and (ii) by Special Approval in accordance with Section 7.11(a)(i) of the LLC Agreement, approved the execution and delivery of this Agreement by the Company, and, subject to the approval of this Agreement by a Unit Majority, the consummation of the transactions contemplated hereby;

        WHEREAS, the Company Board has made the Board Recommendation;

        WHEREAS, the Company Board and ManagementCo have submitted this Agreement to the Non-Managing Members for approval of a Unit Majority by written consent in accordance with Section 14.3(a) of the LLC Agreement (the "Non-Managing Member Consent");

        WHEREAS, immediately following the execution and delivery of this Agreement, Swan Sponsor, in its capacity as a Non-Managing Member of the Company, will irrevocably and unconditionally, through its vote of the Swan Sponsor Common Units (representing a Unit Majority), approve and consent to the execution and delivery of this Agreement, and the consummation of the transactions contemplated hereby, pursuant to Section 13.11 of the LLC Agreement; and

        WHEREAS, in order to induce Swan Sponsor and the Company to enter into this Agreement, simultaneously with the execution of this Agreement, (a) an Affiliate of Parent and the Company have entered into a commitment letter with respect to a short-term credit facility (the "Short-Term Credit Facility") pursuant to which such Affiliate of Parent will provide debt financing to the Company to fund working capital shortfalls prior to the Closing that are not otherwise funded with cash on hand or credit facilities of the Company Entities, and (b) Brookfield Infrastructure Fund II-A, L.P., Brookfield Infrastructure Fund II-A (CR), L.P., Brookfield Infrastructure Fund II-B, L.P., Brookfield Infrastructure Fund II-C, L.P., Brookfield Infrastructure Fund II-D, L.P. and Brookfield Infrastructure Fund II-D (CR), L.P. (the "Guarantors") has delivered to Swan Sponsor and the Company a guaranty (the "Guaranty") pursuant to which the Guarantors have agreed to guarantee the obligations of Parent and Merger Sub hereunder.

        NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and conditions set forth herein, and intending to be legally bound hereby, the Parties hereby agree as follows:

ARTICLE I

DEFINITIONS

        Section 1.1    Definitions.

        "AECO Facilities" means the natural gas storage facilities owned indirectly by the Company, commonly known and described as Countess and Suffield.

        "Affiliate" means, when used with respect to a specified Person, any Person that directly or indirectly Controls, is Controlled by or is Under Common Control with such specified Person. For the purposes of this definition, "Control," including the correlative terms "Controlling," "Controlled by" and "Under Common Control with," means possession, directly or indirectly (through one or more intermediaries), of the power to direct or cause the direction of management or policies (whether through ownership of equity interests, by contract or otherwise) of a Person.

        "Agreed Allocation" has the meaning set forth in Section 12.5.

        "Agreement" has the meaning set forth in the preamble hereto.

        "Alternative Acquisition Agreement" has the meaning set forth in Section 6.13(a)(i)(B).

        "Alternative Proposal" means any proposal or offer made by a Person (other than Parent or Merger Sub) relating to (a) any direct or indirect acquisition or purchase, in a single transaction or a series of related transactions, of 25% or more of the consolidated total assets of the Company, taken as a whole, (b) any tender offer or exchange offer that if consummated would result in any Person beneficially owning, directly or indirectly, 25% or more of any class of outstanding equity interests of the Company, (c) any merger, consolidation, exclusive license, business combination, joint venture, partnership, share exchange or other transaction involving the Company pursuant to which any Person or its holders of equity interests would beneficially own, directly or indirectly, 25% or more of any class of outstanding equity interests of the Company or the direct or indirect parent of the Company or the surviving entity resulting, directly or indirectly, from any such transaction or (d) concerning any recapitalization, liquidation, dissolution or any other similar transaction involving the Company, in each case, other than the Transactions.

        "Amendment Consent" has the meaning set forth in Section 6.13(d).

        "Antitrust Law" has the meaning set forth in Section 6.5(a).

        "Applicable Law" means, with respect to any Person, any law, ordinance, code, rule, regulation, statute, order, injunction, judgment, decree, ruling or other similar requirement, including the common law, enacted, adopted, promulgated or applied by a Governmental Authority that is binding upon or applicable to such Person and has the force and effect of law.

        "Bankruptcy Proceeding" means with respect to any Company Entity, such entity (a) makes an assignment or any general arrangement for the benefit of creditors, (b) files a petition or otherwise commences, a proceeding under any bankruptcy or similar law for the protection of creditors or (c) has such a petition filed against it and such petition is not withdrawn or dismissed within sixty (60) days after such filing.

        "Benefit Plan" means each plan, agreement, arrangement or policy providing for compensation, bonuses, profit-sharing, stock options or other stock-related rights or other forms of incentive or deferred compensation, vacation benefits, insurance (including any self-insured arrangements), health or medical benefits, employee assistance programs, disability or sick leave benefits, supplemental unemployment benefits, change in control benefits, severance benefits and post-employment or retirement benefits (including compensation, pension, health, medical or life insurance benefits), or other employee benefits, in each case, which is maintained, administered, sponsored or contributed to by any of the Company Entities for the benefit of any current or former employee thereof, or with respect to which any of the Company Entities may have any liability, contingent or otherwise, other than any Statutory Plan or Multiemployer Plan.

        "Board Recommendation" means the Company Board has (i) determined that the terms of the Merger are fair and advisable and in the best interests of the Company and its unitholders, and declared it advisable, to enter into this Agreement, (ii) approved the execution and delivery of this Agreement by the Company and, subject to the approval of this Agreement by holders of a Unit Majority, consummation of the transactions contemplated hereby, and (iii) resolved to submit this Agreement to a vote of the Company's unitholders and recommend approval of this Agreement by the Company's unitholders.

        "Book-Entry Units" has the meaning set forth in Section 3.2(c)(ii).

        "Business Day" means a day, other than Saturday, Sunday or other day on which commercial banks in New York, New York or Calgary, Alberta are authorized or required by law to close.

        "Business Employee" means each employee of any of the Company Entities.

        "Business Employee List" has the meaning set forth in Section 4.16(b).

        "Certificate" has the meaning set forth in Section 3.2(c)(i).

        "Certificate of Merger" has the meaning set forth in Section 2.1.

        "Charter Documents" means all organizational and governing documents, as amended or supplemented from time to time in accordance with the terms thereof, in each case, through the date hereof.

        "Claims" has the meaning set forth in Section 11.7.

        "Closing" has the meaning set forth in Section 2.3.

        "Closing Date" has the meaning set forth in Section 2.3.

        "COBRA" means the continuation of coverage requirements of Section 601 et. seq. of ERISA and Section 4980B of the Code, as added by the Consolidated Omnibus Budget Reconciliation Act of 1985, or similar Applicable Law.

        "Code" means the U.S. Internal Revenue Code of 1986.

        "Common Units" has the meaning set forth in the LLC Agreement.

        "Company" has the meaning set forth in the preamble hereto.

        "Company Board" has the meaning set forth in the recitals hereto.

        "Company Entities" means, collectively, ManagementCo, the Company and each of the Company's Subsidiaries.

        "Company Entity Benefit Plan" means a Benefit Plan (a) in which Business Employees participate or have accrued benefits that have not yet been paid in full and (b) that is not a Swan Sponsor Benefit Plan.

        "Company Equity Plans" means any plans of the Company or ManagementCo providing for the compensatory grant of awards of Common Units or awards denominated, in whole or in part, in Common Units, including the Company LTIP, in each case as in effect on the date hereof.

        "Company Financial Statements" has the meaning set forth in Section 4.3(a).

        "Company Intellectual Property" has the meaning set forth in Section 4.12(a).

        "Company LTIP" means, collectively, the Niska Gas Storage Partners LLC 2010 Long-Term Incentive Plan effective as of May 16, 2010 and the Niska Gas Storage Partners LLC Phantom Unit Performance Plan, dated April 1, 2011.

        "Company Reports" has the meaning set forth in Section 4.4(a).

        "Company SEC Reports" has the meaning set forth in Section 4.4(b).

        "Company Section 116 Certificates" has the meaning set forth in Section 3.2(g)(i).

        "Competition Act" means the Competition Act (Canada), R.S.C., 1985, c. C-34, including the regulations promulgated thereunder.

        "Competition Approvals" means, in respect of the transactions contemplated by this Agreement:

          (a)   either (i) the issuance of an advance ruling certificate by the Commissioner (as defined in the Competition Act) under Subsection 102(1) of the Competition Act to the effect that he is satisfied that he would not have sufficient grounds upon which to apply to the Tribunal (as defined in the Competition Act) for an order under Section 92 of the Competition Act; or (ii) both of (x) the waiting period, including any extension thereof, under Section 123 of the Competition Act shall have expired or been terminated or the obligation to provide a pre-merger notification in accordance with Part IX of the Competition Act shall have been waived in accordance with paragraph 113(c) of the Competition Act, and (y) the Parties shall have received a letter from the Commissioner (as defined in the Competition Act) indicating that he does not, as of the date of the letter, intend to make an application under Section 92 of the Competition Act;

          (b)   either (i) early termination shall have occurred or (ii) all waiting periods (including any extensions thereof) shall have expired, under the HSR Act; and

          (c)   CPUC shall have approved Parent's direct or indirect acquisition of the Wild Goose Storage Facility pursuant to Section §854 of the California Public Utilities Code.

        "Confidentiality Agreement" has the meaning set forth in Section 6.1(g).

        "Continuing Employees" has the meaning set forth in Section 8.1(a).

        "Covered Officers and Directors" has the meaning set forth in Section 7.2(b).

        "CPUC" means the California Public Utilities Commission.

        "Credit Event" means with regard to any Company Entity, (a) default in making any payment of any principal of any Indebtedness having an aggregate principal amount greater than $500,000 on the due date with respect thereto; (b) an uncured cross-default under any Material Contract to which a Company Entity is a party triggered by a default in making any payment of any principal of any Indebtedness; (c) default in making any payment of any interest on any Indebtedness beyond the period of grace, if any, provided in the instrument or agreement governing such Indebtedness; or (d) default in the observance or performance of any other agreement or condition relating to any Indebtedness or contained in any instrument or agreement evidencing or securing such Indebtedness, or any other event shall occur or condition exist, the effect of which default or other event or condition is to cause, or to permit the holder or beneficiary of such Indebtedness (or a trustee or agent on behalf of such holder or beneficiary) to cause, with the giving of notice if required, such Indebtedness to become due prior to its stated maturity or (in the case of any such Indebtedness constituting a guarantee obligation) to become immediately due and payable; or (e) any Indebtedness shall be declared to be due and payable or required to be prepaid or redeemed (other than by a regularly scheduled required prepayment or redemption), purchased or defeased, or an offer to prepay, redeem, purchase or defease such Indebtedness shall be required to be made, in each case, prior to the stated maturity thereof, in each case, other than to the extent paid, redeemed, purchased or defeased in accordance with the terms thereof. For the avoidance of doubt, the Short-Term Credit Facility shall constitute "Indebtedness" for the purposes of this definition of Credit Event.

        "Cushion Gas" means, with respect to each Swan Facility, the volume of natural gas in such Swan Facility that is required to support the stated Working Gas Capacity for such Swan Facility. Cushion Gas is the sum of Native Gas, Injected Cushion Gas, and Customer Cushion Gas, where:

          (a)   Native Gas means, with respect to such Swan Facility, the volume of natural gas in the reservoir immediately prior to any injection of gas into the reservoir for purposes of converting the reservoir to such Swan Facility (net of any migration of gas that has occurred since conversion to storage) and accounted for by the Company as "Property, Plant and Equipment" in accordance with GAAP;

          (b)   Injected Cushion Gas means, with respect to such Swan Facility, the volume of gas that is not Native Gas and is owned by any of the Company Entities and accounted for by the Company as "Property, Plant and Equipment" in accordance with GAAP; and

          (c)   Customer Cushion Gas means, with respect to such Swan Facility, the volume of gas that is neither Native Gas nor Injected Cushion Gas but is held at such Swan Facility, either through storage transactions or proprietary optimization transactions, and necessary to supplement Native Gas and Injected Cushion Gas to support the stated Working Gas Capacity set forth on Schedule 1.1(a) opposite the name of such Swan Facility and Cycle Ratio consistent with historical operating practice at such Swan Facility.

        "Cycle Ratio" means, with respect to each Swan Facility, the quotient obtained by dividing (a) 365 days by (b) the sum of (i) the minimum number of days required to inject into such Swan Facility a gas volume equal to the Working Gas Capacity of such Swan Facility, beginning from a day where zero Working Gas Capacity is being utilized (i.e., empty) plus (ii) the minimum number of days required to withdraw from such Swan Facility a gas volume equal to the Working Gas Capacity of such Swan Facility, beginning from a day where the Working Gas Capacity is being fully utilized (i.e., full), in each case of (i) and (ii), assuming normal operating conditions, including (A) adequate pipeline supply (injection) and takeaway (withdrawal) capacity upstream (injection) and downstream (withdrawal) of such Swan Facility (B) adequate pressures upstream (injection) and downstream (withdrawal) of such Swan Facility, (C) there are no planned or unplanned outages at such Swan Facility, (D) there are no planned or unplanned outages or curtailments upstream (injection) or downstream (withdrawal) of such Swan Facility and (E) the allocation of priorities amongst the pools at such Swan Facility are unconstrained consistent with historical operating practice at each Swan Facility.

        "Damages" has the meaning set forth in Section 11.2(a).

        "Data Room" means the Citrix ShareFile "Project Swan" electronic data room established by Swan Sponsor in respect of the transactions contemplated hereby to which Parent and its representatives have been provided access, as constituted at 5:00 p.m. (Eastern time) on the day that is two Business Days prior to the date hereof.

        "Delaware LLC Act" means the Delaware Limited Liability Company Act, 6 Del C. Section 18-101, et seq.

        "Derivative Product" means (i) any rate swap transaction, swap option, basis swap, forward rate transaction, commodity swap, commodity option, equity or equity index swap, equity or equity index option, bond option, interest rate option, foreign exchange transaction, cap transaction, floor transaction, collar transaction, currency swap transaction, cross-currency rate swap transaction, currency option, credit protection transaction, credit swap, credit default swap, credit default option, total return swap, credit spread transaction, repurchase transaction, reverse repurchase transaction, buy/sell-back transaction, securities lending transaction, weather index transaction or forward purchase or sale of a security, commodity or other financial instrument or interest (including any option with respect to any of these transactions) or (ii) any transaction that is similar to any transaction referred to in clause (i) above that is currently, or in the future becomes, recurrently entered into in the financial markets (including terms and conditions incorporated by reference in such agreement) and which is a forward, swap, future, option or other derivative on one or more rates, currencies, commodities, equity securities or other equity instruments, debt securities or other debt instruments, economic indices or measures of economic risk or value, or other benchmarks against which payments or deliveries are to be made.

        "Designated Person" has the meaning set forth in Section 13.11.

        "Disclosing Party" has the meaning set forth in the definition of "Transferred Information" herein.

        "Effective Time" has the meaning set forth in Section 2.1.

        "Eligible Holder" has the meaning set forth in the LLC Agreement.

        "Eligible Person" has the meaning set forth in Section 6.13(a)(ii).

        "Encumbrances" means any Lien, easement, encroachment, license, deed, activity or use limitation, restriction, deed restriction, defect of title, transfer of interest, constructive trust, other equity in or any other matter or encumbrance of any kind.

        "Endorsements" means commercially reasonable non-imputation, date-down and other endorsements to the Title Policies issued by the Title Company at Closing.

        "Environmental Authorization" means any Governmental License granted or issued by any Governmental Authority under any applicable Environmental Law.

        "Environmental Laws" means all Applicable Laws governing or regulating pollution or protection of human health and natural resources (including worker health and safety) or the environment (including ambient air, surface water, ground water, land, fauna and flora).

        "ERISA" means the Employee Retirement Income Securities Act of 1974 and the regulations and administrative guidance promulgated thereunder.

        "ERISA Affiliate" as applied to any Person means:

          (a)   any corporation which is a member of a controlled group of corporations within the meaning of Section 414(b) of the Code of which that Person is a member;

          (b)   any trade or business (whether or not incorporated) which is a member of a group of trades or businesses under common control within the meaning of Section 414(c) of the Code of which that Person is a member; and

          (c)   any member of an affiliated service group within the meaning of Section 414(m) or (o) of the Code of which that Person, any corporation described in clause (i) above or any trade or business described in clause (ii) above is a member.

        Any former ERISA Affiliate of any of the Company Entities shall continue to be considered an ERISA Affiliate within the meaning of this definition with respect to the period such entity was an ERISA Affiliate of the Company Entity and with respect to liabilities arising after such period for which the Company Entity could be liable under the Code or ERISA.

        "Exchange Act" means the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder.

        "Exchange Fund" has the meaning set forth in Section 3.2(b).

        "FIRPTA Certificate" means a certificate of non-foreign status meeting the requirements of Treasury Regulations Section 1.1445-2(b)(2).

        "FTM" has the meaning set forth in Section 2.1.

        "FTM Condition" means the receipt by the Company or Merger Sub of the consents set forth on Schedule 1.1(h).

        "Fundamental Representations" means collectively the Swan Sponsor Fundamental Representations and the Parent Fundamental Representations.

        "GAAP" means generally accepted accounting principles in the United States consistently applied with regard to the relevant periods.

        "Governmental Authority" means any government or governmental agency, department, bureau, office, commission, commissioner, authority or instrumentality, or court of competent jurisdiction, in each case whether federal, state, provincial or municipal.

        "Governmental Licenses" means all permits, licenses or registrations obtained from any Governmental Authority.

        "Guarantor" has the meaning set forth in the recitals hereto.

        "Guaranty" has the meaning set forth in the recitals hereto.

        "Hazardous Materials" means any chemical, pollutant, contaminant, waste, toxic or hazardous substance, polychlorinated biphenyls, asbestos or asbestos-containing materials and any and all other substances or wastes that are identified, listed, or regulated under Environmental Laws or as to which liability for their Release may be imposed under Environmental Laws.

        "HSR Act" means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

        "Incentive Distribution Rights" has the meaning set forth in the LLC Agreement.

        "Incentive Distribution Rights Transfer" has the meaning set forth in Section 2.2.

        "Indebtedness" means, with respect to any Person at any date, without duplication: (a) any indebtedness of such Person for borrowed money, (b) any obligations evidenced by bonds, debentures, notes or other similar instruments, (c) any obligations to pay the deferred purchase price of property or services, except current trade accounts payable or other current liabilities arising in the ordinary course of business, (d) any obligations, contingent or otherwise, under acceptance credit, letters of credit or similar facilities, (e) all prepayment penalties, yield maintenance premiums and similar payments payable upon extinguishment or otherwise of any of the foregoing, and (f) any guaranty of any of the foregoing. The Indebtedness of any Person shall include the Indebtedness of any other entity (including any partnership in which such Person is a general partner) to the extent such Person is liable therefor as a result of such Person's ownership interest in or other relationship with such entity, except to the extent the terms of such Indebtedness expressly provide that such Person is not liable therefor.

        "Indemnified Party" has the meaning set forth in Section 11.3(a).

        "Indemnified Person" has the meaning set forth in Section 7.2(a).

        "Indemnifying Party" has the meaning set forth in Section 11.3(a).

        "Information Statement" has the meaning set forth in Section 6.6.

        "Intellectual Property Rights" means all of the following in any jurisdiction throughout the world: patents, trademarks, trade names, service marks, domain names, copyrights and any applications and registrations for any of the foregoing, trade secrets, know-how, computer programs in object code and source code formats, and other intangible intellectual property rights.

        "IRS" means the United States Internal Revenue Service.

        "Knowledge" means, in the case of (a) the Company Entities, the knowledge of William Shea, Jr., Vance Powers, Rick Staples, Bruce Davis, Jr., and Jason Dubchak, after due inquiry, (b) Swan Sponsor, the knowledge of Andrew Ward, Bartow Jones and Olivia Wassenaar, after due inquiry and (c) Parent, the knowledge of Jim Reid and Darren Soice, after due inquiry.

        "Leases" means those leases, including without limitation natural gas storage leases, under which the Company or a Company Entity is a lessee, described on Schedule 1.1(b).

        "Letter of Transmittal" has the meaning set forth in Section 3.2(a).

        "Lien" means any lien, pledge, mortgage, deed of trust, security interest, charge, claim or similar matter of any kind.

        "LLC Agreement" means the Second Amended and Restated Operating Agreement of the Company, dated April 2, 2013.

        "ManagementCo" has the meaning set forth in the preamble hereto.

        "ManagementCo Interests" has the meaning set forth in the recitals hereto.

        "ManagementCo Interests Transfer" has the meaning set forth in Section 2.2.

        "ManagementCo LLC Agreement" means the First Amended and Restated Limited Liability Company Agreement of ManagementCo, effective as of May 17, 2010.

        "Manager" has the meaning set forth in the LLC Agreement.

        "Managing Member Interest" means the management and ownership interest in the Company held by ManagementCo (in its capacity as the managing member without reference to any non-managing member interest held by it or any of its Affiliates), and includes any and all benefits to which ManagementCo is entitled as provided in the LLC Agreement, together with all obligations of ManagementCo to comply with the terms and provisions of the LLC Agreement.

        "Managing Member Purchase Price" has the meaning set forth in Section 2.4.

        "Managing Member Transfer" has the meaning set forth in Section 2.2.

        "Material Adverse Effect" means any change, event, circumstance, development or occurrence, individually or in the aggregate, with all other changes, events, circumstances, developments and occurrences, which has had, or would reasonably be expected to have, a material adverse effect on (a) the financial condition, business, assets or results of operations of the Company Entities, taken as a whole; provided that with respect to this clause (a) none of the following, and no fact, change, event, circumstance, development, occurrence or effect to the extent arising out of any of the following, shall constitute or be taken into account in determining whether a "Material Adverse Effect" has occurred, or may, would or could occur: (i) changes in GAAP or changes in the regulatory or accounting requirements or in the interpretation of any of the foregoing, (ii) changes in the financial or securities markets or changes in the general economic or political conditions in the United States, Canada or abroad, (iii) changes in the price or availability of gas, oil or commodities or changes in currency exchange rates, (iv) changes (including changes of Applicable Law) or conditions generally affecting any industry in which any of the Company Entities operates, (v) acts of war, sabotage or terrorism, (vi) any decrease in the market price of the Common Units or any delisting of the Common Units due solely to such decrease in the market price of the Common Units, (vii) any litigation initiated solely by a Person other than Swan Sponsor or any Affiliate of Swan Sponsor or a Company Entity or any Affiliate of a Company Entity (excluding suits brought in a derivative manner) arising from allegations of a breach of fiduciary duty or other violation of Applicable Law relating to this Agreement or the transactions contemplated by this Agreement (or any public disclosure relating to such litigation), (viii) the announcement, pendency or consummation of the transactions contemplated by this Agreement (including any cancellations of or delays in customer orders or other decreases in customer demand, reduction in revenues, work stoppages or loss or threatened loss of employees or other employee disruptions) (provided, that this clause (viii) shall not apply in the determination of a breach or violation of the representations and warranties contained in Section 4.8), (ix) changes or announcements of potential changes in a credit or financial rating in respect of any of the Company Entities or any indebtedness of any of the Company Entities, (x) any failure to obtain any consent, approval, waiver or authorization from any third party in connection with the consummation of the transactions contemplated hereby (provided, that this clause (x) shall not apply in the determination of a breach or violation of the representations and warranties contained in Section 4.8), (xi) any failure of any of the Company Entities to meet any internal or published or third-party budgets, estimates, projections, forecasts or predictions of financial performance (including revenue, earnings, cash flow, cash position, liquidity or other financial measures) for any period, (xii) any action taken (or omitted to be taken) at the request of or by or on behalf of Parent, Merger Sub or any of their respective Affiliates, (xiii) any action taken by Swan Sponsor, ManagementCo, the Company or any of their respective Affiliates that is required or expressly contemplated or permitted pursuant to this Agreement, or (xiv) any seasonal reduction in the revenues or earnings of any of the Company Entities; provided, however, that (x) the foregoing exclusions in (i), (ii), (iii), (iv) and (v) shall not apply to the extent such changes or effects have a materially disproportionate adverse effect on the Company Entities, taken as a whole, as compared to other independent natural gas storage businesses in the United States or Canada, and (y) the underlying cause of any decrease or change referred to in clause (vi), (ix) or (xi) (if not otherwise falling within any of clauses (i) through (xiv) above) may be taken into account in determining whether there is a "Material Adverse Effect" or (b) the ability of Swan Sponsor, ManagementCo or the Company to perform their respective obligations under or arising out of this Agreement.

        "Material Contracts" means any contract, arrangement, commitment or understanding in effect on the date hereof or entered into after the date hereof that is a (a) "material contract" (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC and/or that has been filed (or incorporated by reference) as an exhibit to a Company SEC Report, (b) (i) interconnection agreement with a third-party pipeline, (ii) Storage Agreement (including agreements for Customer Cushion Gas or any other gas storage agreement), (iii) interconnection agreement with an end-use customer of natural gas or (iv) any contract not otherwise within the definition of "Material Contract," in each case under this clause (iv) that involves (A) commitments by any Company Entity for terms of twelve (12) months or longer that involve annualized payments of more than $250,000 or (B) payment of more than $500,000 in the aggregate, and in the case of the foregoing (b)(iv)(A), are not terminable by their terms, without penalty, on thirty (30) days or less notice; (c) contract that contains a covenant not to compete restricting any Company Entity from competing or engaging in any line of business; (d) contract, arrangement, commitment or understanding under which any Company Entity has (i) created, incurred, assumed or guaranteed (or may create, incur, assume or guarantee) any Indebtedness, (ii) granted a Lien (other than a Permitted Encumbrance) on its assets, whether tangible or intangible, to secure such Indebtedness, or agreed to any restriction or limitation on distributions, dividends or return on equity, or extended credit to any Person in an amount, individually or in the aggregate, in excess of $250,000 of committed credit (excluding trade receivables in the ordinary course of business) or (iii) any indemnity out of the ordinary course, any guaranty of performance, or any agreement to provide credit support or otherwise make capital contributions, loans or advances; (e) current contract to which any Company Entity is a party for the purchase or sale of any business, corporation, partnership, joint venture or other business organization; (f) contract that involves any Derivative Products; (g) contract not otherwise identified in the preceding (a) - (f) and that involves any obligation of any Company Entity with regard to the purchase, sale or transportation of natural gas; or (h) amendment, supplement, restatement, or other modification relating to any of the foregoing.

        "Member" has the meaning set forth in the LLC Agreement.

        "Membership Interest" has the meaning set forth in the LLC Agreement.

        "Merger" has the meaning set forth in Section 2.1.

        "Merger Consideration" has the meaning set forth in Section 3.1(a).

        "Merger Sub" has the meaning set forth in the preamble hereto.

        "Minimum Cushion Gas" means, with respect to each Swan Facility as of any date, an amount of Cushion Gas necessary to: (a) meet all of the Company's obligations under all Storage Agreements and Optimization Contracts with respect to such Swan Facility from such date through the end of the then-current fiscal year (i.e. through the next succeeding 31st of March) and (b) support the stated Working Gas Capacity set forth on Schedule 1.1(a) opposite the name of such Swan Facility and Cycle Ratio for such Swan Facility, in each case of (a) and (b), consistent with historical operating practices at each Swan Facility; provided, however, that "Minimum Cushion Gas" shall exclude (i) in the case of any date between April 1 and October 31, any Cushion Gas needed to be purchased or otherwise obtained by any of the Company Entities prior to December 1 (the commencement of the normal withdrawal cycle) in a manner and amount consistent with historical business practices of such Company Entities and (ii) Cushion Gas needed to be purchased or otherwise obtained by any of the Company Entities as a result of normal migration of Cushion Gas at the AECO Facilities.

        "Multiemployer Plan" means any "multiemployer plan" within the meaning of Section 3(37) of ERISA or within the meaning of the Ontario Pension Benefits Act or comparable pension legislation in Canada, in each case, for which any of the Company Entities or any of its ERISA Affiliates have had an obligation of contribution for the six- (6-) year period preceding the Closing Date, or for which any of the Company Entities or any of its ERISA Affiliates may have any liability, contingent or otherwise.

        "Natural Gas Act" means the Natural Gas Act of 1938.

        "Natural Gas Policy Act" means the Natural Gas Policy Act of 1978.

        "Non-Managing Member" has the meaning set forth in the LLC Agreement.

        "Non-Managing Member Consent" has the meaning set forth in the recitals.

        "Non-Solicit Parties" has the meaning set forth in Section 6.13(a)(i)

        "NYSE" means the New York Stock Exchange.

        "OBA" means any agreement for balancing services with a pipeline interconnected with a Swan Facility.

        "Operating Reports" means each monthly operating report delivered pursuant to Section 6.1(a)(vii), substantially in the form of Exhibit B and including, at a minimum, the information identified in Exhibit B.

        "Optimization Contracts" has the meaning set forth in Section 4.23.

        "Order" means any judgment, order, decision, writ, injunction, decree, stipulation, award, ruling, or other agency requirement of any Governmental Authority, or arbitration award.

        "Outstanding" has the meaning set forth in the LLC Agreement.

        "Parent" has the meaning set forth in the preamble hereto.

        "Parent Entities" has the meaning set forth in the preamble hereto.

        "Parent Expenses" has the meaning set forth in Section 10.2(g).

        "Parent Fundamental Representations" means Section 5.1, Section 5.2, Section 5.3(b)(i), Section 5.3(b)(ii) and Section 5.6.

        "Parties" and/or "Party" has the meaning set forth in the preamble hereto.

        "Paying Agent" has the meaning set forth in Section 3.2(a).

        "Permitted Encumbrances" means (a) cashiers', landlords', mechanics', materialmens', carriers', workmens', repairmens', contractors', garagekeepers', builders', operators', processors', landlords' and warehousemens' Liens arising or incurred in the ordinary course of business and consistent with past practices or that are being contested in good faith by appropriate procedures, (b) easements, rights-of-way, covenants, servitudes, licenses, zoning or other similar rights or restrictions in respect of Real Property owned, leased or otherwise held and other similar Encumbrances that, individually or in the aggregate, and do not interfere materially with the ordinary conduct of the business of any of the Company Entities, detract materially from the use, occupancy, value or marketability of title of the assets subject thereto or materially impair the conduct of normal operations of the Swan Facilities, (c) Liens for Taxes or utilities that are not yet delinquent or for Taxes or utilities charges that are being contested, (d) purchase money security interests, Liens arising under conditional sales contracts and equipment leases entered into in the ordinary course of business, (e) terms and conditions of Leases, (f) those Encumbrances and other matters affecting title to the Real Property as described in the Title Policies or that would be disclosed by a physical inspection or a current, accurate survey of the Real Property or an accurate search of the applicable real property records, (g) Liens granted to any lender at the Closing in connection with any financing by Parent of the transactions contemplated hereby, (h) any Encumbrance which the Title Company has insured over in the Title Policies or would be prepared to insure over by means of the Endorsements, (i) any Lien or trust arising in connection with workers' compensation, unemployment insurance, pension or employment laws or regulations which have been filed pursuant to Applicable Laws or which relate to obligations which are not due or delinquent, (j) any reservations, limitations, provisos and conditions in the original grants or transfers from the Crown or any unit of federal, provincial, state or local government of any lands and premises or any interests therein and all statutory exceptions, qualifications and reservations in respect of title, including those provided for in any applicable statute governing title to real property, (k) any Encumbrances imposed by any Applicable Law (including the Mines and Minerals Act (Alberta), Oil and Gas Conservation Act (Alberta), Land Titles Act (Alberta), the Land Titles Act (Ontario) and the Registry Act (Ontario), or any Governmental Authority including the terms, conditions, reservations, limitations and provisos contained in all licenses, permits, registrations, consents, certificates, approvals and authorizations or other instruments granted or issued by any Governmental Authority, (l) easements, rights of way, servitudes or other similar rights or interests in land, including those relating to the highways, railways, sewers, drains, gas and oil pipelines, gas and water mains, electricity, power, telephone or cable television conduits, poles, wires or cables that, individually or in the aggregate, do not interfere materially with the ordinary conduct of the business of any of the Company Entities, detract materially from the use, occupancy, value or marketability of title of the assets subject thereto or materially impair the conduct of normal operations of the Swan Facilities, (m) the regulations and any rights reserved to or vested in any Governmental Authority to control any assets of any Company Entity in any way, and (n) any other Encumbrances set forth on Schedule 1.1(c); provided, however, that Permitted Encumbrances shall not include Encumbrances arising under ERISA.

        "Person" means an individual, corporation, coöperatief, unlimited liability corporation (or company), partnership, limited liability company, association, trust or other entity or organization, including a Governmental Authority.

        "Phantom Unit" means an award granted under any Company LTIP that is accounted for by means of an entry on the books of the Company and which represents the right to receive a Common Unit or a cash payment equal to the value of a Common Unit (as calculated pursuant to the terms of the applicable Company LTIP) at the time of settlement.

        "Potential Contributor" has the meaning set forth in Section 11.6.

        "Pre-Closing Period" means any taxable or fiscal period ending on or before the Closing Date.

        "Prior Bidder" means any Person who has executed a confidentiality agreement, standstill agreement, non-disclosure agreement or other similar agreement with Swan Sponsor or any of its Affiliates with respect to a potential Alternative Proposal prior to the date of this Agreement and after the date that is one (1) year prior to the date of this Agreement.

        "Real Property" means all real property currently owned, leased, subleased or licensed by the Company or any other Company Entity, or in which the Company or any other Company Entity otherwise has an interest, together with all buildings, structures and fixtures located thereon or attached thereto, set forth on Schedule 1.1(d).

        "Real Property Agreement" means and refers to any contracts, leases, licenses (excluding permits) or other legally enforceable agreement relating to or affecting the Real Property and the Swan Facilities.

        "Recipient" has the meaning set forth in the definition of "Transferred Information" herein.

        "Rectification Order" means a final, non-appealable Order of the Court of Queen's Bench of Alberta rectifying the Transaction Agreement made on December 18, 2014 among the Company, AECO Gas Storage Partnership, Niska Gas Transportation Inc. and certain other Company Entities in the manner described in the Originating Notice and supporting Affidavit filed with the Court of Queen's Bench of Alberta subject to such modifications thereto as may be reasonably acceptable to Parent.

        "Release" means any uncontrolled release, spill, emission, overflow, leaking, pumping, pouring, dumping, emptying, discharge, disposing, deposit, injection, escaping, leaching, seepage, infiltration or migration of any Hazardous Material into the environment.

        "Remediation" means, with respect to a Release of Hazardous Materials, any testing, investigation, assessment, study, design, monitoring, cleanup, treatment, removal, response, remediation, corrective action, containment, disposal, closure, passive remediation, natural attenuation or bioremediation, or similar measures that are required by Environmental Laws to be undertaken to address or respond to a Release or to natural resource damages, including payments to appropriate trustees, or the installation and operation of remediation, treatment, or monitoring systems, in each case to the extent undertaken pursuant to Environmental Laws to address any Release.

        "Representative" means with respect to any Person, any and all directors, officers, employees, consultants, financial advisors, counsel, accountants and other agents of such Person.

        "Required Amendments" means the amendments to those Material Contracts set forth on Schedule 1.1(e).

        "Required Consents" means those consents set forth on Schedule 1.1(f).

        "Retention Plan" means the approved interim period retention plan attached as Exhibit C.

        "Risk Policy" has the meaning set forth in Section 4.25.

        "RTM" has the meaning set forth in Section 2.1.

        "Salt Plains Facility" means the natural gas storage facility owned indirectly by the Company, commonly known and described as Salt Plains.

        "SEC" means the United States Securities and Exchange Commission.

        "Securities Act" means the Securities Act of 1933.

        "Short-Term Credit Facility" has the meaning set forth in the recitals hereto.

        "SOX" means the Sarbanes-Oxley Act of 2002.

        "Special Approval" has the meaning set forth in the LLC Agreement.

        "Specified Debt Parking Amount" means any application of the debt parking rules under subsections 80.01(6) to (8) of the Tax Act (and any analogous provincial income tax legislation) that apply with respect to any indebtedness of the Company Entities owned by Parent, the Parent Entities, or any person or partnership that does not deal at arm's length (within the meaning of the Tax Act) with Parent or the Parent Entities.

        "Statutory Plan" means a statutory program that is administered by a Governmental Authority and to which a Company Entity, Swan Sponsor or an Affiliate of Swan Sponsor or a Company Entity is required to make contributions with respect to Business Employees pursuant to applicable social security, workers' compensation, workplace safety insurance or employment insurance legislation.

        "Storage Agreement" means any agreement by which a Company Entity provides gas storage services at a Swan Facility to a third party.

        "Straddle Period" means any taxable or fiscal period that begins before and ends after the Closing Date.

        "Subsidiary" means, with respect to any Person, any entity (including, without limitation, a partnership, limited liability company, corporation, trust, business trust, or any other entity) of which the securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such entity are at any time directly or indirectly owned by such Person.

        "Superior Proposal" means an Alternative Proposal that the Company Board has determined, after consultation with its outside financial and legal advisors (a) is reasonably likely to be consummated in accordance with its terms (provided, however, that the fact that any requisite vote or consent of the Unitholders that may be required to effect such bona fide Alternative Proposal has not yet been obtained shall not be taken into account in determining whether a proposal is reasonably likely to be consummated) and (b) if consummated, would result in a transaction more favorable to the Unaffiliated Unitholders from a financial point of view than the Transactions (after taking into account any revisions to the terms of the Transactions proposed by Parent, whether pursuant to Section 6.13(d)

or otherwise); provided, however, that each of the following requirements and conditions must be satisfied with respect to any Superior Proposal:

  a)
  for purposes of the definition of Superior Proposal, the references to 25% or more in the definition of Alternative Proposal shall be deemed to be references to 85%;

  b)
  a transaction shall not be deemed more favorable to the Unaffiliated Unitholders from a financial point of view than the Transactions solely based on (x) the representations and warranties (and related indemnities) with respect to the businesses of the Company Entities or (y) any other terms relating to Competition Approvals; and

  c)
  in order for an Alternative Proposal to constitute a Superior Proposal, such Alternative Proposal must (x) include greater economic consideration to be paid to each of Swan Sponsor and the Unaffiliated Unitholders than does the Transactions (after taking into account any revisions to the terms of the Transactions proposed by Parent, whether pursuant to Section 6.13(d) or otherwise) and (y) include an offer to provide financing to the Company on terms (including tenor, amount and interest rate) no less favorable than provided for in the Short-Term Credit Facility.

        "Superior Proposal Notice" has the meaning set forth in Section 6.13(d).

        "Surviving Entity" has the meaning set forth in Section 2.1.

        "Swan Facilities" means the Wild Goose Facility, the Salt Plains Facility and the AECO Facilities.

        "Swan Sponsor" has the meaning set forth in the preamble hereto.

        "Swan Sponsor Benefit Plan" means a Benefit Plan for which all of the following are true: (a) Swan Sponsor or any of its Affiliates may have any liability, contingent or otherwise, with respect to the Benefit Plan (b) Company Entities are not the only employers that are parties to the contract pursuant to which the Benefit Plan is maintained and (c) current and former employees of Company Entities (and their spouses, beneficiaries and dependents) are not the only persons covered under the Benefit Plan.

        "Swan Sponsor Benefit Plan Liabilities" means any liabilities, contingent or otherwise, arising out of or relating to any Swan Sponsor Benefit Plan.

        "Swan Sponsor Common Units" has the meaning set forth in the recitals.

        "Swan Sponsor Fundamental Representations" means Section 4.1, Section 4.2, Section 4.6, Section 4.8(b)(i), Section 4.8(b)(ii), Section 4.21 and Section 4.22.

        "Swan Sponsor Guarantors" means the guarantors under the Swan Sponsor Guaranty.

        "Swan Sponsor Guaranty" means the guaranty agreement in substantially the form set forth on Schedule 3.5(a)(v).

        "Swan Sponsor Section 116 Certificates" has the meaning set forth in Section 3.2(g)(ii).

        "Tax Act" means the Income Tax Act (Canada), R.S.C. (5th Supp.), c. 1, including the regulations promulgated thereunder.

        "Tax Return" means any written or electronic return, declaration, report, claim for refund, information return or other document (including any related or supporting schedule, statement or information) filed, required to be filed, or required to be prepared and retained in connection with the determination, assessment or collection of any Tax of any Party or the administration of any laws, regulations or administrative requirements relating to any Tax.

        "Taxes" means (1) any taxes, charges, premiums, fees and other assessments imposed by any Governmental Authority, including income, premium, profits, windfall profits, gross receipts, net proceeds, alternative or add-on minimum, ad valorem, real property, personal property, unclaimed property, customs duties, value added, turnover, sales, goods and services, harmonized sales, use, stamp, leasing, lease, user, excise, import, duty, franchise, capital stock, transfer, registration, license, withholding, social security (or similar, including, without limitation, Canada Pension Plan Contributions), unemployment, severance, occupation, disability, payroll, employment, estimated, or other tax of any kind whatsoever, whether computed on a separated or consolidated, unitary or combined basis or in any other manner, including any interest, penalty, or addition thereto, whether disputed or not, (2) any liability for the payment of any amounts of the type described in (1) as a result of being a member of a consolidated, combined, unitary or aggregate group for any taxable period, and (3) any liability for the payment of any amounts of the type described in (1) or (2) as a result of being a transferee or successor to any Person or as a result of any express or implied obligation to indemnify, reimburse or otherwise assume or succeed to the Tax liability of, any other Person.

        "Termination Date" has the meaning set forth in Section 10.1(d).

        "Third-Party Claim" has the meaning set forth in Section 11.3(a).

        "Title Company" means Chicago Title Insurance Company.

        "Title Policies" means all issued policies of title insurance in favor of the Company or any Company Entity, set forth on Schedule 1.1(g).

        "Transaction Documents" means this Agreement, the Guaranty, the Swan Sponsor Guaranty, the Assignment and Assumption Agreement, the Short-Term Credit Facility and related commitment letter and the other agreements delivered in connection with the Closing in accordance with this Agreement.

        "Transactions" means the Merger, the Managing Member Transfer and the other transactions contemplated by this Agreement.

        "Transfer Taxes" has the meaning set forth in Section 12.6.

        "Transferred Information" means the personal information (namely, information about an identifiable individual other than their business contact information when used or disclosed for the purpose of contacting such individual in that individual's capacity as an employee or an official of an organization and for no other purpose) to be disclosed or conveyed to one Party or any of its representatives or agents (a "Recipient") by or on behalf of another Party (a "Disclosing Party") as a result of or in conjunction with the transactions contemplated herein, and includes all such personal information disclosed to the Recipient prior to the execution of this Agreement.

        "Unaffiliated Unitholder" means a unitholder of the Company other than Swan Sponsor and its Affiliates.

        "Unitholder Consent Period" means the period commencing with the execution and delivery of this Agreement and ending at 11:59 p.m. Eastern Daylight Time on the date that is 45 days from the date of this Agreement.

        "Unitholders' Representative" means Swan Sponsor.

        "Unit Majority" has the meaning set forth in the LLC Agreement.

        "WARN Act" means the United States Federal Worker Adjustment and Retraining Notification Act of 1988 and any similar state or local Applicable Law.

        "Wild Goose Storage Facility" means the natural gas storage facility owned indirectly by the Company, commonly known and described as Wild Goose.

        "Withdrawal of Recommendation" has the meaning set forth in Section 6.13(b).

        "Working Gas Capacity" means, with respect to each Swan Facility, the amount of natural gas set forth on Schedule 1.1(a) opposite the name of such Swan Facility, assuming a normal 151-day winter withdrawal cycle (November through March) and normal operating conditions, including (i) adequate pipeline supply (injection) and takeaway (withdrawal) capacity upstream (injection) and downstream (withdrawal) of such Swan Facility (ii) adequate pressures upstream (injection) and downstream (withdrawal) of such Swan Facility, (iii) there are no planned or unplanned outages at such Swan Facility, (iv) there are no planned or unplanned outages or curtailments upstream (injection) or downstream (withdrawal) of such Swan Facility and (v) the allocation of priorities amongst the pools at such Swan Facility are unconstrained consistent with historical operating practice at each Swan Facility.

        Section 1.2    Headings; References; Interpretation.    In this Agreement, unless a clear contrary intention appears, (a) the singular includes the plural and vice versa, (b) reference to a Person includes such Person's successors and assigns but, in the case of a Party with respect to such Person's capacity as a Party, only if such successors and assigns are permitted by this Agreement, and reference to a Person in a particular capacity excludes such Person in any other capacity, (c) reference to any gender includes each other gender, (d) any reference to any law also means the rules and regulations promulgated thereunder, (e) reference to any agreement (including this Agreement), document, instrument, law or regulation means such agreement, document, instrument, law or regulation, as amended, restated, supplemented or otherwise modified and in effect from time to time in accordance with the terms thereof and, if applicable, the terms of this Agreement, (f) reference to any Schedule, Exhibit, Section or Article means such Schedule, Exhibit, Section or Article of this Agreement, and references in any Schedule, Exhibit, Section, Article or definition to any clause means such clause of such Schedule, Exhibit, Section, Article or definition, (g) "herein," "hereunder," "hereof," "hereto" and words of similar import are references to this Agreement as a whole and not to any particular provision hereof, (h) the word "or" is not exclusive, and the word "including" (in its various forms) means "including without limitation," (i) all references to money refer to the lawful currency of the United States and (j) "currently conducted," "presently conducted," "currently used," "consistent with past practices," "prior to the date hereof" and words of similar import when used to modify the business conducted by any of the Company Entities shall mean the conduct of such business in a manner consistent to produce the financial results reflected in the Company Financial Statements. Article and Section titles and headings in this Agreement are inserted for convenience of reference only and are not intended to be a part of, or to affect the meaning or interpretation of, this Agreement.

ARTICLE II

THE MERGER AND THE MANAGING MEMBER TRANSFER

        Section 2.1    The Merger.    Subject to the terms and conditions of this Agreement, and in accordance with the Delaware LLC Act, if, at or prior to the Closing, (a) the FTM Condition has been waived in writing by Parent or has been satisfied, then, at the Effective Time, the Company shall be merged with and into Merger Sub (the "FTM"), the separate limited liability company existence of the Company shall cease, and Merger Sub shall continue its existence as a limited liability company under the laws of the State of Delaware as the surviving entity in the FTM or (b) the FTM Condition has not been waived in writing by Parent or satisfied, then, at the Effective Time, Merger Sub shall be merged with and into the Company (the "RTM", and the FTM or the RTM, as the case may be, is referred to herein as the "Merger"), the separate limited liability company existence of Merger Sub shall cease, and the Company shall continue its existence as a limited liability company under the laws of the State of Delaware as the surviving entity in the RTM (the surviving entity in the Merger (whether the FTM or the RTM), is referred to herein as the "Surviving Entity"). Subject to the terms and conditions of this Agreement, at the Closing, the Parties shall cause the Merger to be consummated by filing a certificate of merger, executed in accordance with the relevant provisions of the Delaware LLC Act (the

"Certificate of Merger"), with the Secretary of State of the State of Delaware. The Merger shall become effective upon the filing of the Certificate of Merger with the Secretary of State of the State of Delaware or at such later date or time as may be agreed by Swan Sponsor and Parent in writing and specified in the Certificate of Merger. The effective time of the Merger (as well as of the Managing Member Transfer) is referred to as the "Effective Time." If the Secretary of State of the State of Delaware requires any changes in the Certificate of Merger as a condition to filing or issuing a certificate that the Merger is effective, the Parties shall execute any necessary revisions incorporating such changes; provided, however, that such changes are not inconsistent with and do not result in any material changes in the terms of this Agreement.

        Section 2.2    The ManagementCo Interests Transfer.    Subject to the terms and conditions of this Agreement, and in accordance with the Delaware LLC Act, at the Effective Time, Swan Sponsor shall sell, transfer and deliver to Parent, and Parent shall purchase, acquire and accept from Swan Sponsor, (a) the ManagementCo Interests (the "ManagementCo Interests Transfer") and (b) the Incentive Distribution Rights (the "Incentive Distribution Rights Transfer," and, together with the ManagementCo Interests Transfer, the "Managing Member Transfer").

        Section 2.3    Closing.    Subject to the terms and conditions of this Agreement, the closing of the transactions contemplated hereby (the "Closing") shall take place electronically not later than 10:00 A.M., local time on the fifth (5th) Business Day following the satisfaction or waiver of all of the conditions set forth in Article IX (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions), or at such other time or place as to which Swan Sponsor, the Company and Parent shall agree in writing (the "Closing Date").

        Section 2.4    Consideration for Managing Member.    The aggregate purchase price for the purchases set forth in Section 2.2 is equal to SEVEN MILLION FOUR HUNDRED NINETY SEVEN THOUSAND SIX HUNDRED FORTY ONE DOLLARS ($7,497,641.00) (the "Managing Member Purchase Price"). The Managing Member Purchase Price shall be paid by Parent to Swan Sponsor (or Swan Sponsor's designee) at the Effective Time by wire transfer of immediately available funds to an account designated by Swan Sponsor in writing no later than two (2) Business Days prior to Closing.

        Section 2.5    Organizational Documents of the Surviving Entity.    At the Effective Time, the certificate of formation of Surviving Entity as in effect immediately prior to the Effective Time shall remain unchanged and shall be the certificate of formation of the Surviving Entity and the limited liability company agreement of the Surviving Entity as in effect immediately prior to the Effective Time shall be the limited liability company agreement of the Surviving Entity, in each case, from and after the Effective Time, until thereafter amended, subject to Section 7.2, in accordance with their terms and Applicable Law.

ARTICLE III

EFFECT ON UNITS AND EXCHANGE OF UNITS

        Section 3.1    Effect of Merger.    At the Effective Time, by virtue of the Merger and without any action on the part of any Party, any Person or any holder of any securities of any Person:

        (a)    Conversion of Common Units.    Subject to Sections 3.1(c) and 3.3, each Outstanding Common Unit as of immediately prior to the Effective Time shall (i) be converted into the right to receive an amount of cash equal to $4.225 without interest (the "Merger Consideration"), (ii) no longer be Outstanding, (iii) automatically be cancelled and (iv) cease to exist, in each case of (ii), (iii) and (iv), subject to the right to receive the Merger Consideration as described herein, and each holder of a Common Unit immediately prior to the Effective Time (whether certificated or non-certificated and represented in book-entry form) shall thereafter cease to be a member of the Company or have any rights with respect to such Common Units, except the right to receive the Merger Consideration as described herein.

        (b)    Member Interests of the Surviving Entity.    (i) If the FTM Condition has been waived in writing by Parent or has been satisfied, then (A) the limited liability company interests of Merger Sub issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding, and (B) the Incentive Distribution Rights and Managing Member Interest shall be canceled without any consideration therefor (for the avoidance of doubt, this clause (B) shall not limit Section 2.4), and (ii) if the FTM Condition has not been waived in writing by Parent or has not been satisfied, then (A) the limited liability company interests of Merger Sub issued and outstanding immediately prior to the Effective Time shall collectively be converted into 100 Common Units in the Surviving Entity, and (B) the Incentive Distribution Rights and Managing Member Interest shall remain issued and outstanding, so that after the Effective Time, in the case of an FTM, Parent, and, in the case of an RTM, Parent and ManagementCo, shall be the holder(s) of all of the issued and outstanding equity of the Surviving Entity.

        (c)    Cancellation of Company-Owned Units and Parent-Owned Units.    Any Membership Interests that are owned immediately prior to the Effective Time by the Company or any of its Subsidiaries, and any Membership Interests (other than the ManagementCo Interest and the Incentive Distribution Rights) owned immediately prior to the Effective Time by Parent or any of its Subsidiaries, in each case, shall be automatically cancelled and shall cease to exist and no consideration shall be delivered in exchange for such cancelled Membership Interests.

        Section 3.2    Exchange of Certificates.

        (a)    Paying Agent.    On or prior to the Closing Date, Parent shall appoint a paying agent reasonably acceptable to the Company (the "Paying Agent") for the purpose of exchanging Certificates and Book-Entry Units for the Merger Consideration. As soon as reasonably practicable after the Effective Time, but in no event more than three (3) Business Days following the Effective Time, Parent shall send, or shall cause the Paying Agent to send, to each holder of record of Common Units immediately prior to the Effective Time an appropriate and customary letter of transmittal and instructions for use in such exchange (each such letter, a "Letter of Transmittal").

        (b)    Exchange Fund.    At or prior to the Closing (and in any event prior to the filing of the Certificate of Merger), Parent shall deposit (or cause to be deposited) with the Paying Agent, for the benefit of the holders of Common Units, an amount of cash in U.S. dollars sufficient to permit payment of the aggregate Merger Consideration payable pursuant to Section 3.1(a). All cash deposited with the Paying Agent is referred to as the "Exchange Fund." The Paying Agent shall, pursuant to irrevocable instructions, deliver the Merger Consideration contemplated to be paid pursuant to this Article III out of the Exchange Fund. The Paying Agent shall invest the Exchange Fund as reasonably directed by Parent; provided, however, that (i) no such investment or losses thereon shall affect the Merger Consideration payable to holders of Common Units entitled to receive such consideration, and Parent shall promptly cause to be provided additional funds to the Paying Agent for the benefit of holders of Common Units entitled to receive such consideration in the amount of any such losses, and (ii) such investments shall be in obligations of, or guaranteed by, the United States of America or rated A-l or P-l or better by Moody's Investors Service, Inc. or Standard & Poor's Corporation, respectively. Any interest and other income resulting from such investment shall be payable to the Surviving Entity.

        (c)    Exchange.

            (i)  Each holder of a certificate (a "Certificate") that immediately prior to the Effective Time represented an outstanding Common Unit, upon surrender to the Paying Agent of an executed Letter of Transmittal, a Certificate and such other documents as may reasonably be required by the Paying Agent, shall be entitled to receive in exchange therefor the amount of the Merger Consideration that such holder has the right to receive pursuant to this Article III. The Paying Agent shall (and Parent shall instruct the Paying Agent to) pay the Merger Consideration with respect to each such Certificate as promptly as practicable by mail or wire transfer of immediately available funds after receipt by the Paying Agent of such Certificate and Letter of Transmittal in accordance with the foregoing. No interest shall be paid or accrued on any Merger Consideration. Until so surrendered, each such Certificate shall, after the Effective Time, represent for all purposes only the right to receive such Merger Consideration. The Merger Consideration paid upon surrender of Certificates shall be deemed to have been paid in full satisfaction of all rights pertaining to the Common Units formerly represented by such Certificates.

           (ii)  Notwithstanding anything to the contrary contained in this Agreement, (A) no holder of Common Units held in book-entry form ("Book-Entry Units") shall be required to deliver a Certificate or an executed Letter of Transmittal to the Paying Agent to receive the Merger Consideration that such holder is entitled to receive pursuant to this Article III and (B) the Paying Agent shall (and Parent shall instruct the Paying Agent to) promptly deliver to each holder of a Book-Entry Unit the Merger Consideration for each of such holder's Book-Entry Units. The Merger Consideration paid in respect of each Book-Entry Unit shall be deemed to have been paid in full satisfaction of all rights pertaining to the Common Units formerly represented by such Book-Entry Units.

          (iii)  If any cash payment is to be made to a Person other than the Person in whose name the applicable surrendered Certificate or Book-Entry Unit is registered, it shall be a condition of such payment that the Person requesting such payment shall pay any transfer or other similar Taxes required by reason of the making of such cash payment to a Person other than the registered holder of the surrendered Certificate or Book-Entry Unit or shall establish to the reasonable satisfaction of the Paying Agent that such Tax has been paid or is not payable.

        (d)    No Further Transfers.    From and after the Effective Time, there shall be no further registration on the books of the Company of transfers of Common Units that have been converted into the right to receive the Merger Consideration pursuant to this Article III. From and after the Effective Time, the holders of Common Units outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Common Units, except as otherwise provided in this Agreement. If, after the Effective Time, Certificates are presented to the Paying Agent or Parent, they shall be marked cancelled and exchanged for the consideration provided for, and in accordance with the procedures set forth, in this Article III. In the event of a transfer of ownership of any Common Units prior to the Effective Time that has not been registered in the transfer records of the Company, the Merger Consideration payable in respect of such Common Units shall be paid to the transferee of such interest if the Certificate or Book-Entry Unit that previously represented such Common Unit is presented to the Paying Agent accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable transfer Taxes have been paid.

        (e)    Termination of Exchange Fund.    Any portion of the Exchange Fund that remains unclaimed by the holders of Common Units on the first anniversary of the Effective Time shall be returned to the Surviving Entity, upon demand, and any such holder who has not exchanged its Common Units for the Merger Consideration in accordance with this Section 3.2 prior to that time shall thereafter look only to the Surviving Entity as general creditor thereof for delivery of the Merger Consideration in respect of such holder's Common Units. Any Merger Consideration remaining unclaimed by holders of Common Units immediately prior to such time as such amounts would otherwise escheat to, or become property of, any Governmental Authority shall, to the extent permitted by Applicable Law, become the property of Parent or an Affiliate of Parent designated by Parent, free and clear of any claims or interest of any Person previously entitled thereto. Notwithstanding the foregoing, none of Parent, Merger Sub, the Company or any of their respective Affiliates shall be liable to any holder of Common Units for any Merger Consideration duly delivered to a public official pursuant to Applicable Laws regarding abandoned property.

        (f)    Lost, Stolen or Destroyed Certificates.    If any Certificate has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Entity, the posting by such Person of a bond in such reasonable amount as the Surviving Entity may direct, as indemnity against any claim that may be made against the Surviving Entity with respect to such Certificate, the Paying Agent shall issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration to be paid in respect of each of the Common Units represented by such Certificate as contemplated by this Article III.

        (g)    Withholding Taxes.

            (i)  The Parties, their Affiliates and the Paying Agent shall be entitled to deduct and withhold from amounts payable pursuant to this Agreement such amounts as are required to be deducted and withheld with respect to the making of such payment under the Code and the rules and regulations promulgated thereunder, or under any provision of Applicable Law regarding Taxes (including, without limitation, any amounts required to be deducted and withheld from amounts otherwise payable to Swan Sponsor, any Company Entity or any of their successors or assigns, if any such Person fails to provide a properly completed and executed FIRPTA Certificate with respect to such Person (or, if such Person is disregarded as an entity separate from another Person, such other Person)). To the extent amounts are so withheld and paid over to the appropriate Tax authority, such withheld amounts shall be treated for the purposes of this Agreement as having been paid to the Person in respect of whom such withholding was made. Each Party (and their Affiliates and agents) shall use commercially reasonable efforts to: (i) reasonably in advance of the Closing Date, determine whether an amount is required to be deducted or withheld by it pursuant to this Section 3.2(g), (ii) promptly notify the Company and the recipient of the payment that is believed to be subject to deduction or withholding of any such requirements, which notice shall include a reasonable description of the basis on which such amount is required to be deducted or withheld under Applicable Law, and (iii) cooperate with the Company and the recipient of such payment to reduce the amount required to be deducted or withheld to the extent permissible under Applicable Law. For the avoidance of doubt, notwithstanding anything herein to the contrary, Parent shall be entitled to require any Person to provide any certifications required to be delivered to it under Applicable Law (including, without limitation, a FIRPTA Certificate), and to withhold or cause to be withheld any Taxes required to be withheld by Parent under Applicable Law from amounts payable by Parent to any Person that fails to provide such certification, in connection with the transactions contemplated herein.

           (ii)  For the avoidance of doubt, none of the Paying Agent, Parent, Merger Sub nor any Affiliates or agents thereof shall withhold any amounts pursuant to Section 116 of the Tax Act or any rule or regulation thereunder with respect to the ManagmentCo Interests and the Incentive Distribution Rights if Swan Sponsor has delivered to Parent on or before the Closing Date, clearance certificates issued under section 116 of the Tax Act (the "Swan Sponsor Section 116 Certificates") with a certificate limit not less than the portion of the Managing Member Purchase Price allocable to the ManagmentCo Interests and the Incentive Distribution Rights, respectively. If the Merger is completed as the FTM, the Company will apply for a clearance certificate under section 116 of the Tax Act in respect of any "taxable Canadian property" (as defined in the Tax Act and shall include the interests of the Company in Niska Gas Storage Operations LLC and Niska Partners Coöperatief U.A.) that, as a result of such FTM, is the subject of a disposition under the Tax Act (the "Company Section 116 Certificates"). Swan Sponsor and the Company, as applicable, shall use reasonable efforts to obtain the clearance certificates on or prior to the Closing Date. Swan Sponsor and the Company, as applicable, will prepare the filings for any applicable clearance certificate under section 116 of the Tax Act and the Parent (or its tax advisors) shall have the right to review the applications for the Company Section 116 Certificates with respect to, among other things, the allocation of consideration and/or the value of the

  Company's assets on the date of such FTM. If an amount has to be remitted to the Canada Revenue Agency in order to obtain a Company Section 116 Certificate, Swan Sponsor and not the Company shall be responsible for remitting and paying such amount; provided, however, that to the extent Swan Sponsor remits or pays such an amount, such amount shall not result in a reduction of amounts payable to Swan Sponsor pursuant to this Agreement, including under Section 9.3(i) or Section 12.1(g). If an application for a clearance certificate under section 116 of the Tax Act described in this Section 3.2(g)(ii) by Swan Sponsor or the Company remains outstanding at the Closing Date, then Swan Sponsor, the Company and Parent will enter into an escrow agreement, with Norton Rose Fulbright Canada LLP as the escrow agent, to deal with the escrow and remittance of any applicable withholdings to the Receiver General for Canada, on terms and conditions that are customary for such agreements in Canada, including provisions to delay remittance of any withheld funds if a comfort letter, in a form and substance satisfactory to Parent, acting reasonably, is obtained prior to the date upon which the funds are otherwise required to be remitted to the Receiver General for Canada under the Tax Act.

        Section 3.3    Adjustments.    Notwithstanding any provision of this Article III to the contrary, if between the date of this Agreement and the Effective Time the number of outstanding Common Units has been changed into a different number of units or a different class by reason of the occurrence or record date of any unit dividend, subdivision, reclassification, recapitalization, split, split-up, unit distribution, combination, exchange of units or similar transaction, the Merger Consideration shall be appropriately adjusted to proportionately reflect the effect of such unit dividend, subdivision, reclassification, split, combination, exchange of units or similar transaction and to provide the holders of Common Units and Phantom Units the same economic effect as contemplated by this Agreement prior to such event.

        Section 3.4    No Dissenters' Rights.    No dissenters' or appraisal rights are or shall be available with respect to the Transactions.

        Section 3.5    Closing Deliverables.    At Closing:

        (a)   Swan Sponsor shall deliver to Parent:

            (i)  the Assignment and Assumption Agreement substantially in the form attached hereto as Exhibit A, duly executed by Swan Sponsor;

           (ii)  the resignations of such managers, officers and directors of ManagementCo as are requested by Parent prior to the Closing Date;

          (iii)  the Required Amendments;

          (iv)  the Required Consents;

           (v)  Swan Sponsor Guaranty;

          (vi)  if any Swan Sponsor Section 116 Certificate or Company Section 116 Certificate is pending on the Closing Date, the escrow agreement contemplated by Section 3.2(g)(ii) with respect to such certificate, duly executed by Swan Sponsor and the Company; and

         (vii)  such other documents, instruments and writings as may be reasonably required to be delivered by Swan Sponsor to Parent or Merger Sub at Closing to effect the transactions contemplated by this Agreement.

        (b)   Parent shall deliver to Swan Sponsor (with copies to the Company):

            (i)  the Assignment and Assumption Agreement duly executed by Parent;

           (ii)  if any Swan Sponsor Section 116 Certificate or Company Section 116 Certificate is pending on the Closing Date, the escrow agreement contemplated by Section 3.2(g)(ii) with respect to such certificate, duly executed by Parent and Norton Rose Fulbright Canada LLP; and

          (iii)  such other documents, instruments and writings as may be reasonably required to be delivered by Parent or Merger Sub to Swan Sponsor at Closing to effect the transactions contemplated by this Agreement.

        Section 3.6    Company and Swan Sponsor FIRPTA Certificates.    On the Closing Date, the Company and Swan Sponsor shall deliver to Parent (a) a properly completed and executed FIRPTA Certificate with respect to Company, and (b) a properly completed and executed FIRPTA Certificate with respect to Niska Holdings L.P., Swan Sponsor's sole regarded owner for U.S. federal income tax purposes.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF SWAN SPONSOR, MANAGEMENTCO AND THE COMPANY

        Except as set forth in the Schedules attached hereto (subject to Section 13.10), as disclosed in the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2015, Swan Sponsor and ManagementCo hereby jointly and severally represent and warrant, and the Company hereby represents and warrants solely with respect to itself and each Company Subsidiary (to the extent applicable), in each case to Parent as of the date hereof and on the Closing Date as follows:

        Section 4.1    Organization.    Each of Swan Sponsor, ManagementCo and the Company and each of the Company's Subsidiaries is an entity duly organized, formed or incorporated, as applicable, validly existing and in good standing (if applicable) under the laws of its jurisdiction of organization, formation or incorporation, as applicable, and has all limited liability company, limited partnership, corporate, coöperatief or other entity power, as applicable, required to carry on its business as now being conducted. Each of Swan Sponsor, ManagementCo, the Company and each of the Company's Subsidiaries is duly qualified or licensed to do business in each jurisdiction where such qualification is necessary, except in any such jurisdiction where the failure to be duly qualified or licensed would not materially and adversely affect any of Swan Sponsor's ManagementCo's and the Company's ability to perform their respective obligations under this Agreement.

        Section 4.2    Authorization.    The execution, delivery and performance by each of Swan Sponsor, ManagementCo and the Company of this Agreement and the other Transaction Documents, and the consummation of the Transactions, have been duly authorized by the appropriate management board or manager of Swan Sponsor, ManagementCo and the Company, as applicable. ManagementCo, in its capacity as Manager, has approved and consented to the execution and delivery of this Agreement, and the transactions contemplated hereby, pursuant to Section 14.2(a) of the LLC Agreement. The conflicts committee of the Company Board has (i) determined that the terms of the Merger are fair and advisable and in the best interests of the Company and the Unaffiliated Unitholders, and (ii) by Special Approval in accordance with Section 7.11(a)(i) of the LLC Agreement, approved the execution and delivery of this Agreement by the Company, and, subject to approval of this Agreement by a Unit Majority, the consummation of the transactions contemplated hereby. The Company Board and ManagementCo have submitted this Agreement to the Non-Managing Members for approval by written consent in accordance with Section 14.3(a) of the LLC Agreement. Immediately following the execution and delivery of this Agreement, Swan Sponsor, in its capacity as a Non-Managing Member of the Company, shall irrevocably and unconditionally, through its vote of the Swan Sponsor Common Units (representing a Unit Majority), approve and consent to the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby. No other entity action on the part of Swan Sponsor, ManagementCo or the Company is necessary to authorize the execution, delivery and performance by each of Swan Sponsor, ManagementCo and the Company of this Agreement and the consummation of the Transactions. This Agreement has been duly executed and delivered by each of Swan Sponsor, ManagementCo and the Company and, assuming due authorization, execution and delivery of this Agreement by the other Parties, constitutes a legal, valid and binding obligation of each of Swan Sponsor, ManagementCo and the Company, enforceable against each of them in accordance with its terms, (subject to applicable bankruptcy, insolvency, reorganization, moratorium and other laws affecting creditors' rights generally and general principles of equity).

        Section 4.3    Financial Statements.

        (a)   The audited consolidated financial statements of the Company and its Subsidiaries as of, and for the years ended, March 31, 2015, 2014 and 2013, together with the notes thereto (as set forth in the Company's Form 10-K for the fiscal year ended March 31, 2015, the "Company Financial Statements") (i) complied as to form in all material respects with all applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto and (ii) fairly present in all material respects the financial condition and the results of the operations of the Company and its Subsidiaries, as of the respective dates and for the respective periods indicated. The Company Financial Statements have been prepared in accordance with GAAP and consistent with the internal accounting practices of the Company in all material respects, except as otherwise disclosed in Schedule 4.3(a) or the Company Financial Statements. The Company Financial Statements were prepared from, and are consistent in all material respects with, the books and records of the Company and its Subsidiaries. Swan Sponsor has provided Parent with copies of all material letters from the Company's and its Subsidiaries' auditors to the Company, its Subsidiaries or any board or committee of the foregoing and any material written responses thereto for the periods covered by the Company Financial Statements.

        (b)   The Company (x) has implemented and maintains disclosure controls and procedures and internal control over financial reporting (as defined in in paragraphs (e) and (f), respectively, of Rule 13a-15 of the Exchange Act) as required by Rule 13a-15 under the Exchange Act. The Company's disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by the Company in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to the Company's management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of SOX. The Company's management has completed an assessment of the effectiveness of the Company's internal control over financial reporting in compliance with the requirements of Section 404 of SOX for the fiscal year ended March 31, 2015, and such assessment concluded that such controls were effective. The Company (y) has disclosed, based on its most recent evaluation prior to the date of this Agreement, to the Company's outside auditors and the audit committee of the Company Board (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect the Company's ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal controls over financial reporting, and such disclosures were made in writing by management to the Company's auditors and to the audit committee of the Company Board, a copy of which has previously been made available to Parent in the Data Room. There is no reason to believe that the Company's outside auditors, chief executive officer and chief financial officer will not be able to give the certifications and attestations required pursuant to the regulations adopted pursuant to Section 404 of SOX, without qualification, when next due.

        (c)   Except as set forth in Schedule 4.3(c), from April 1, 2012 through the date of this Agreement, neither the principal executive officer nor the principal financial officer of Manager has become aware of any fact, circumstance or change that is reasonably likely to result in a "significant deficiency" or a "material weakness" in the Company's internal controls over financial reporting.

        (d)   ManagementCo, as Manager, has adopted a code of ethics, as defined by Item 406(b) of Regulation S-K, for senior financial officers, applicable to its principal financial officer, comptroller or principal accounting officer, or persons performing similar functions. The Company has promptly disclosed any change in or waiver of its code of ethics with respect to any such persons, as required by Section 406(b) of SOX. To the Knowledge of the Company, there have been no violations of provisions of such codes of ethics by any such persons from April 1, 2012 through the date of this Agreement.

        Section 4.4    Company Reports.

        (a)   Since April 1, 2012, the Company and its Subsidiaries have filed or furnished, as applicable, on a timely basis (taking into account all applicable grace periods) all material forms, statements, certifications, reports and other documents required to be filed or furnished by them under the Natural Gas Act, the Natural Gas Policy Act, and the National Pollutant Release Inventory (Canada), as required by the Alberta Energy Regulator and the Alberta Department of Energy, and any other applicable provincial and state public utility laws, regulations and orders (such forms, statements, certifications, reports and other documents filed or furnished since April 1, 2012 and those filed or furnished subsequent to the date hereof, collectively, the "Company Reports"). Each Company Report, as of its filing date (or if amended, as of the date of such amendment), complied or, if not yet filed or furnished, will comply in all material respects with Applicable Law.

        (b)   Since April 1, 2012, the Company and its Subsidiaries have filed or furnished, as applicable, all forms, certifications, reports, registration statements, definitive proxy statements and other documents required to be filed or furnished by them with the SEC under the Securities Act and the Exchange Act (such forms, certifications, reports, registration statements, definitive proxy statements and other documents filed or furnished since April 1, 2012 and those filed or furnished subsequent to the date hereof, collectively, the "Company SEC Reports"). Each of the Company SEC Reports (including any financial statements or schedules included therein), at the time of its filing or being furnished (or if amended, as of the date of such amendment), complied or, if not yet filed or furnished, will comply in all material respects with the applicable requirements of the Securities Act, the Exchange Act and SOX and any rules and regulations promulgated thereunder applicable to the Company SEC Reports. As of their respective dates (or, if amended prior to the date hereof, as of the date of such amendment), the Company SEC Reports did not, and any Company SEC Reports filed with or furnished to the SEC subsequent to the date hereof will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading. As of the date hereof, there are no material outstanding or unresolved comments received from the SEC with respect to any of the Company SEC Reports.

        Section 4.5    No Undisclosed Liabilities.    Neither the Company nor any of its Subsidiaries has any material liability or obligation of any nature (whether or not accrued, contingent or otherwise) that would be required to be reflected in, reserved against or otherwise described on a consolidated balance sheet of the Company or in the notes thereto in accordance with GAAP, except those (a) set forth on Schedule 4.5, (b) set forth, disclosed, reflected or reserved against in the Company Financial Statements, (c) incurred since March 31, 2015 in the ordinary course of business or under the Short-Term Credit Facility, (d) incurred under or in accordance with this Agreement and the other Transaction Documents or in connection with the transactions contemplated hereby or thereby or (e) that have been discharged or paid in full.

        Section 4.6    Equity Interest.

        (a)   As of the close of business on June 12, 2015, there are no Membership Interests or other equity securities in the Company issued and outstanding, other than (i) 37,988,724 Common Units, (ii) 1,084,000 Common Units issuable upon the vesting and settlement of outstanding Phantom Units, (iii) the Managing Member Interest, and (iv) the Incentive Distribution Rights. Other than this Agreement, there are no outstanding options, warrants or similar rights to purchase or acquire directly or indirectly any equity interests in the Company (provided that the foregoing does not apply to any option, warrant or similar right granted by any holder of the publicly held Common Units). All outstanding Common Units (including, at the Effective Time, any Phantom Units that have been converted to Common Units), Phantom Units, Managing Member Interests and Incentive Distribution Rights have been duly authorized and validly issued and are fully paid, non-assessable (except as such non-assessability may be affected by Sections 18-607 and 18-804 of the Delaware LLC Act) and free of preemptive rights (other than as provided in Sections 5.2 and 5.8 of the LLC Agreement). As of the date of this Agreement, the Company has no Membership Interests or other equity securities reserved for issuance other than 808,081 Common Units reserved for issuance pursuant to outstanding awards under the Company LTIP. As of the date of this Agreement, there are no Membership Interests or other equity securities available for future awards under any of the Company Equity Plans other than under the Company LTIP. The Company has previously made available to Parent in the Data Room a true, correct and complete copy of the Company Charter Documents.

        (b)   Except for this Agreement, the LLC Agreement and the Company LTIP and any awards issued pursuant thereto, (i) there are no outstanding contracts or obligations binding on the Company or any of its Subsidiaries and (ii) as of the date hereof, to the Knowledge of the Company or ManagementCo, there are no outstanding contracts or obligations among any security holders of the Company or any of its Subsidiaries with respect to the equity securities of the Company or any of its Subsidiaries, in each case, (A) restricting the transfer of, (B) affecting the voting rights of, (C) requiring the repurchase, redemption or disposition of, or containing any right of first refusal with respect to, (D) requiring any registration for sale of, or (E) granting any preemptive or anti-dilutive rights with respect to, any such equity security.

        (c)   Schedule 4.6(c) sets forth all of the Subsidiaries of the Company, each of which is directly or indirectly wholly-owned by the Company. Other than the Subsidiaries of the Company set forth on Schedule 4.6(c), the Company does not directly or indirectly own any equity interest (whether controlling or otherwise) in any other Person. The equity interests in each of the Subsidiaries of the Company is free and clear of any Encumbrances except for (i) restrictions on transfer arising under Applicable Laws regarding securities, (ii) the applicable terms and conditions of the Charter Documents of such Subsidiary or (iii) Permitted Encumbrances set forth on Schedule 1.1(c). The equity interests in each of the Subsidiaries of the Company have been duly authorized and validly issued in accordance with the Charter Documents of such Subsidiary and are fully paid (to the extent required by the Charter Documents of such Subsidiary) and non-assessable (except as provided by Applicable Law). Except for Permitted Encumbrances set forth on Schedule 1.1(c), as set forth in the Charter Documents of a Subsidiary of the Company, or restrictions on transfer arising under Applicable Laws regarding securities, there are no preemptive or other rights to subscribe for or to purchase and no restrictions upon the voting or transfer of, any interest in any Subsidiary of the Company. Other than this Agreement, there are no outstanding options, warrants or similar rights to purchase or acquire directly or indirectly any equity interests in any Subsidiary of the Company. Swan Sponsor has made available to Parent in the Data Room a true, correct and complete copy of the Charter Documents of each Subsidiary of the Company.

        (d)   The ManagementCo Interests represent all of the equity interest in ManagementCo. Swan Sponsor is the sole member of ManagementCo and the sole record and beneficial owner of the ManagementCo Interests, free and clear of any Encumbrances except for (i) restrictions on transfer arising under Applicable Laws regarding securities and (ii) the applicable terms and conditions of the ManagementCo LLC Agreement. The ManagementCo Interests have been duly authorized and validly issued in accordance with the ManagementCo LLC Agreement and are fully paid (to the extent required by the ManagementCo LLC Agreement) and non-assessable (except as such non-assessability may be affected by Sections 18-607 and 18-804 of the Delaware LLC Act). There are no preemptive or other rights to subscribe for or to purchase and no restrictions upon the voting or transfer of, any interest in ManagementCo. Other than this Agreement, there are no outstanding options, warrants or similar rights to purchase or acquire from ManagementCo or Swan Sponsor any equity interests in ManagementCo. Swan Sponsor has made available to Parent in the Data Room a true, correct and complete copy of the Charter Documents of ManagementCo.

        (e)   ManagementCo is the sole managing member of the Company. ManagementCo is the sole record and beneficial owner of the Managing Member Interest. The Managing Member Interest has been duly authorized and validly issued in accordance with the LLC Agreement and is fully paid (to the extent required by the LLC Agreement) and non-assessable (except as such non-assessability may be affected by Sections 18-607 and 18-804 of the Delaware LLC Act). The Managing Member Interest is held free and clear of any Encumbrances except for (i) restrictions on transfer arising under Applicable Laws regarding securities and (ii) applicable terms and conditions of the LLC Agreement.

        (f)    Swan Sponsor is the sole record and beneficial owner of the Swan Sponsor Common Units and the Incentive Distribution Rights free and clear of any Encumbrances except for (i) restrictions on transfer arising under Applicable Laws regarding securities and (ii) applicable terms and conditions of the LLC Agreement.

        Section 4.7    Business of ManagementCo.    ManagementCo has never engaged in or conducted any business or other activities other than acting as the managing member of the Company and owning the Managing Member Interest. ManagementCo has never incurred any Indebtedness, liability or obligations except in connection with or incidental to its performance as managing member of the Company, other than any Indebtedness, liability or obligations not in excess of $50,000 in the aggregate.

        Section 4.8    Consents and Approvals; No Violations.

        (a)   Except for applicable requirements of the HSR Act or the Competition Act, or as set forth on Schedule 4.8(a), there are no material governmental approvals or consents required for the execution, delivery or performance of this Agreement or the consummation by Swan Sponsor, ManagementCo or the Company of the transactions contemplated hereby.

        (b)   The execution, delivery and performance by Swan Sponsor, the Company and ManagementCo of this Agreement and the consummation of the transactions contemplated hereby do not and will not (i) violate the Charter Documents of Swan Sponsor, the Company or ManagementCo, (ii) assuming compliance with the matters referred to in Section 4.8(a), violate any Applicable Law, (iii) except as set forth on Schedule 4.8(b), constitute a default under or give rise to any right of termination, cancellation or acceleration of any right or obligation or to a loss of any benefit to which Swan Sponsor, the Company, ManagementCo or any Subsidiary of the Company is entitled under any provision of any agreement or other instrument binding upon Swan Sponsor, the Company, ManagementCo or any Subsidiary of the Company, or (iv) result in the creation or imposition of any Encumbrance on any asset of the Company, except (in the case of each of clauses (ii) , (iii) and (iv)) for Permitted Encumbrances or violations, defaults, cancellations, accelerations or losses that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

        Section 4.9    Absence of Changes; Material Adverse Effect.    Since March 31, 2015 through the date of this Agreement, (a) the business of the Company Entities has been conducted in the ordinary course, none of the Company Entities has taken any action that, if taken after the date hereof, would have required the consent of Parent pursuant to Sections 6.2(a) or 6.2(c), and (b) no events have occurred that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

        Section 4.10    Real Property,.

        (a)   The Company and the Company Entities have good and valid title to, or a valid leasehold interest in, or sufficient other rights to operate the Company in the ordinary course with respect to, the Real Property, in each case free and clear of all Liens, except for Permitted Encumbrances.

        (b)   Schedule 4.10(b) sets forth a complete and correct list of material Real Property Agreements. Except as set forth in Schedule 4.10(b): (i) each Real Property Agreement is a valid, binding and enforceable obligation of the Company Entity party thereto, and to the Knowledge of Swan Sponsor and the Company, the other parties thereto, and is in full force and effect according to its terms, except as such enforceability and the availability of certain rights and remedies provided for therein may be limited by bankruptcy, insolvency or other similar laws affecting the enforcement of creditors' rights, by principles of equity limiting the availability of equitable remedies or the extent to which equitable defenses may be raised, and by other laws and judicial decisions limiting the enforceability of remedial, waiver or other provisions; (ii) the Company is not in default or breach under any Real Property Agreement in any material respect and, to the Knowledge of Swan Sponsor and the Company, no other party thereto is in default or breach under such Real Property Agreement in any material respect; (iii) there are no claims affecting any Real Property Agreement of which Swan Sponsor, the Company or any Company Entity has received written notice, and no Person has given written notice to the Company or any Company Entity of such party's intent to terminate any Real Property Agreement; (iv) no event has occurred that with or without the giving of notice or lapse of time, or both, may conflict with or result in a violation or breach of, or give any Person the right to exercise any remedy under or accelerate the maturity or performance of, or cancel, terminate or modify, any Real Property Agreement; (v) as of the Closing Date, all rent, royalty and all other payments or portion thereof then due and payable by the Company or any Company Entity under any Real Property Agreement have been paid in full through the Closing Date; (vi) neither the Company nor any Company Entity is currently participating in any discussions or negotiations regarding termination or material modification or amendment of any material Real Property Agreement; and (vii) the Real Property Agreements and the Real Property constitute all rights in real property necessary to permit the operation of the Swan Facilities as a whole substantially as the Swan Facilities, and each of them, have been operated on or before the date hereof.

        (c)   Neither the Company nor any Company Entity has received written notice of, nor to the Company's Knowledge, is there any (i) violation of any applicable zoning ordinance or other law, regulation or requirement of any Governmental Authority relating to the Real Property or operation of the Swan Facilities, or (ii) action, suit or proceeding (including condemnation proceeding) threatened against the Real Property or any portion thereof. Neither Swan Sponsor, nor any Company Entity has received written notice of any special assessments affecting any of the Real Property for which any Company Entity is liable.

        (d)   The Company and the Company Entities own or have right of possession or use of all tangible personal property used by the Company or the Company Entities in the operation of the Swan Facilities in the ordinary course as presently conducted, free and clear of all Encumbrances other than Permitted Encumbrances. All such tangible personal property is in all material respects adequate for the uses for which it is currently used and is in reasonably good operating condition (subject to (i) normal wear and tear, routine maintenance and repairs, and (ii) casualty and condemnation events occurring after the date of this Agreement).

        Section 4.11    Contracts and Commitments.    Except as a result of the expiration or termination of any Material Contract in accordance with its terms (other than as a result of a breach thereof by Swan Sponsor or any Company Entity) and except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (a) each of the Material Contracts is a valid and binding agreement of each Company Entity, and to the Knowledge of the Company the other parties, party thereto and is in full force and effect, (b) no Company Entity, nor to the Company's Knowledge any other party to a Material Contract, has violated any provision of, or taken or failed to take any act which, with or without notice, lapse of time, or both, would constitute a breach of, or default under, the provisions of such Material Contract, (c) no Company Entity has received written notice that it has breached, violated or defaulted under any Material Contract and, to the Company's Knowledge, no party to any Material Contract has threatened to cancel, terminate or modify any Material Contract, and (d) there are no current renegotiations of any amounts paid or payable to any Company Entity under any Material Contracts that involve annualized payments of more than $250,000 or $500,000 in the aggregate, and no Person has made written demand for such renegotiation, in each case, except as set forth on Schedule 4.11. The Company has furnished to Parent or has made available to Parent in the Data Room a true, complete and correct copy of each Material Contract in effect on the date of this Agreement that (x) involves aggregate payments or receipt of funds in excess of $1,000,000 or (y) is included in clauses (a), (b)(i), (b)(iii), (c), (d)(ii) or (e) of the definition of "Material Contracts".

        Section 4.12    Intellectual Property.

        (a)   Except as would not constitute a Material Adverse Effect, the Company and its Subsidiaries either own or have a right to use such patents, trademarks, trade names, service marks, domain names, copyrights and any applications and registrations for any of the foregoing, trade secrets, know-how, computer programs in object code and source code formats, and other intangible intellectual property rights (collectively, "Company Intellectual Property") as are used in the business of the Company and its Subsidiaries as currently conducted. Except as set forth on Schedule 4.12(a), no Company Intellectual Property is subject to any outstanding Order or agreement restricting the use thereof by the Company or such Subsidiary or restricting the licensing thereof by the Company or such Subsidiary to any Person, except for any Order or agreement which would not reasonably be expected (i) to be materially adverse to the Company's or such Subsidiary's use or license of such Company Intellectual Property as currently used or licensed by the Company or such Subsidiary in the ordinary course of business of the Company or such Subsidiary as currently conducted or (ii) to have, individually or in the aggregate, a Material Adverse Effect.

        (b)   No third party has asserted in a writing delivered to the Company or any of its Subsidiaries an unresolved claim that the Company or any of its Subsidiaries is infringing on the Intellectual Property Rights of such third party and, to the Company's Knowledge, no third party is infringing on the Company Intellectual Property, except, in each case, as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

        Section 4.13    Governmental Licenses and Permits.    Except as set forth on Schedule 4.13, the Company Entities own or possess all material Governmental Licenses that are necessary to own and operate the respective businesses of the Company Entities as currently conducted. Except as indicated on Schedule 4.13, to the Company's Knowledge, (i) each of the Company Entities is in material compliance with the terms and conditions of such Governmental Licenses and (ii) since December 31, 2014, none of the Company Entities has received any written notices that such Company Entity is in violation of any of the terms or conditions of such Governmental Licenses.

        Section 4.14    Litigation; Proceedings.    Except as set forth on Schedule 4.14, (a) there are no material actions, suits, proceedings, hearings, orders, investigations, complaints or claims pending, or to the Company's Knowledge, threatened, against ManagementCo or the Company, and (b) none of the Company Entities is subject to any currently effective material judgment or Order.

        Section 4.15    Compliance with Laws.    Except as set forth on Schedules 4.13 or 4.15, the Company Entities are in material compliance with all Applicable Laws. To the Knowledge of the Company, no written notice has been received by any Company Entity alleging a material violation of or material liability or material potential responsibility under any such Applicable Law which remains unresolved except as set forth on Schedule 4.15.

        Section 4.16    Employees.

        (a)   Except as set forth on Schedule 4.16, (i) during the past three years, none of the Company Entities has experienced material labor disputes or any work stoppages or slowdowns due to labor disagreements or difficulties, and (ii) no Business Employee is employed pursuant to the terms of a collective bargaining agreement or collective agreement or otherwise represented by a labor union, in each case, with respect to such Business Employee's employment by, or provision of services to, any Company Entity. As of the date hereof, there is no labor strike, dispute, work stoppage or slowdown pending, or, to the Company's Knowledge, threatened, against any of the Company Entities. During the past three years, each person who has primarily performed services in connection with the businesses conducted by the Company Entities has been, while performing such services, an employee of a Company Entity.

        (b)   As of the date of this Agreement, Swan Sponsor has delivered to Parent a complete listing of all Business Employees (the "Business Employee List") that lists the following information in respect of each Business Employee:

            (i)  the Business Employee's name, employer, position, title, date of hire and work location;

           (ii)  the Business Employee's status (i.e., full time, part time, temporary, casual, seasonal);

          (iii)  the Business Employee's (A) annualized salary or hourly rate of pay, (B) bonus or other incentive compensation for which he or she is eligible, if any;

          (iv)  the Business Employee's accrued vacation pay and other accrued paid time off, including accrued sick leave credits and any other accrued bank, in each case, that has not been paid;

           (v)  the Business Employee's prior year's actual and current year's target short-term and long-term incentive compensation;

          (vi)  the Benefit Plans in which the Business Employee participates;

         (vii)  the type of work visa or work permit (if any) applicable to the Business Employee; and

        (viii)  whether the Business Employee is on leave of absence and in the case of a Business Employee on leave of absence, the expected return to work date if known by the Company Entities or Swan Sponsor.

        Section 4.17    Employee Benefit Plans.

        (a)   Schedule 4.17(a) lists each Benefit Plan and identifies which Benefit Plans are Company Entity Benefit Plans and which Benefit Plans are Swan Sponsor Benefit Plans.

        (b)   Current and complete copies of all written Benefit Plans as amended to date have been made available to Parent by the Company in the Data Room. Schedule 4.17(b) contains written summaries of all material unwritten Benefit Plans.

        (c)   For each Company Entity Benefit Plan, the Company has made available to Parent in the Data Room, to the extent applicable, copies of (i) the most recent Form 5500 filed with a Governmental Authority, (ii) the trust agreement, insurance policy or other funding vehicle, (iii) all determination letters issued by the IRS, (iv) the most recent summary plan description and summaries of material modifications thereto, (v) any administrative services or investment management agreements and (vi) all material correspondence to and from any Governmental Authority concerning any matter that is still pending.

        (d)   Except as set forth on Schedule 4.17(d) the Company Entity Benefit Plans and the Swan Sponsor Benefit Plans are and have been established, registered, qualified, invested and administered, in all material respects, in accordance with all Applicable Laws and the terms of such Benefit Plans;

        (e)   Except as set forth on Schedule 4.17(e), there have been no prohibited transactions (as described in Section 406 of ERISA or Section 4975 of the Code) with respect to any Company Entity Benefit Plan that is subject to Section 406 of ERISA or Section 4975 of the Code which have not been corrected in full with respect to which any material Tax or penalty is due or which are not otherwise exempt under Section 4975(d) of the Code or Section 408 of ERISA;

        (f)    Except as set forth on Schedule 4.17(f), with respect to each Benefit Plan, no event has occurred and there exists no condition or set of circumstances, in connection with which any of the Company Entities would be subject to any material liability under ERISA, the Code or any other Applicable Law; and

        (g)   The consummation of the transactions contemplated in this Agreement and the other Transaction Documents would not reasonably be expected to result in liability to any of the Company Entities under Title IV of ERISA or similar Applicable Law.

        (h)   Except as specified on Schedule 4.17(h), no Company Entity Benefit Plan and no Swan Sponsor Benefit Plan provides for payment of a benefit, the increase of a benefit amount, forgiveness of indebtedness, the acceleration of contributions or funding, the payment of a contingent benefit or the acceleration of the payment or vesting of a benefit by reason of the execution of this Agreement or the consummation of the transactions contemplated herein (whether or not some other subsequent action or event would be required to cause such payment, increase, acceleration or vesting to be triggered).

        (i)    Except as described on Schedule 4.17(i), with respect to the Company Entities, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated herein will (either alone or in conjunction with any other event such as termination of employment) result in any payment in relation to United States-based Business Employees that would fail to be deductible under Section 280G of the Code or which would exceed the deduction limits under Section 404 of the Code.

        (j)    Except as required under COBRA or as disclosed on Schedule 4.17(j), none of the Company Entity Benefit Plans and none of the Swan Sponsor Benefit Plans provides medical benefits or life insurance (whether insured or self-funded) benefits beyond retirement or other termination of service to current or former Business Employees or to the beneficiaries or dependants of such current or former Business Employees.

        (k)   Except as set forth on Schedule 4.17(k), there is no litigation, action, proceeding, audit, examination or claim pending, or to the Company's Knowledge, threatened relating to any Benefit Plan (other than routine claims for benefits) that could result in any material liability of any of the Company Entities.

        (l)    No Benefit Plan maintained, sponsored, contributed to or required to be contributed to by any of the Company Entities in the six- (6-) year period preceding the Closing Date, or with respect to which any of the Company Entities or any of its ERISA Affiliate may have any liability (contingent or otherwise) is or has been (i) subject to the minimum funding requirements of Section 412 of the Code or subject to Title IV of ERISA, (ii) a "defined benefit plan" (as defined in Section 3(35) of ERISA) or (iii) a Multiemployer Plan.

        (m)  A Company Entity is the policyholder of any insurance policy that insures life, accidental death and dismemberment or disability benefits for current or former Business Employees by virtue of their current or former employment with a Company Entity.

        (n)   Except as set forth on Schedule 4.17(n), no Benefit Plan maintained, sponsored, contributed to or required to be contributed to by any of the Company Entities in the six- (6-) year period preceding the Closing Date is or has been (i) subject to the minimum funding requirements of Section 412 of the Code or subject to Title IV of ERISA, (ii) a "defined benefit plan" (as defined in Section 3(35) of ERISA) or (iii) a Multiemployer Plan.

        (o)   Except as set forth on Schedule 4.17(o), as of the date of this Agreement and without giving effect to the Retention Plan, all material accrued obligations of the Company Entities, whether arising by operation of law or contract, for compensation and benefits earned or payable for periods ending on or before the Closing Date, including bonuses, accrued vacation and paid leave and benefits under Benefit Plans, and for Taxes and other obligations to any Governmental Authority with respect to such compensation and benefits, have been paid (to the extent the payment of such benefits is required under Applicable Law or a Benefit Plan) or, solely in the case of Company Entity Benefit Plans, adequate accruals for such obligations are reflected on the Company Financial Statements to the extent accrual is required under applicable financial accounting standards.

        Section 4.18    Insurance.    As of the date of this Agreement, Schedule 4.18 sets forth a complete list of each material insurance policy to which any Company Entity is a party, a named insured or otherwise the beneficiary of coverage. To the Company's Knowledge, none of the Company Entities is in breach or default with respect to its current obligations under such insurance policies.

        Section 4.19    Environmental Matters.

        (a)   The Company Entities hold all material Environmental Authorizations that are required by Environmental Laws to operate the business of the Company Entities as currently conducted. All such material Environmental Authorizations are set forth on Schedule 4.19(a).

        (b)   The business of the Company Entities is currently, and for the past three years, has been, operated in material compliance with Environmental Laws and Environmental Authorizations.

        (c)   Except as set forth on Schedule 4.19(c), there are no actions, suits, proceedings, hearings, orders, directives, notices, demands, investigations, complaints or claims pending or, to the Company's Knowledge, threatened in writing against any of the Company Entities alleging any material noncompliance with or material liability under any Environmental Law.

        (d)   To the Knowledge of the Company, no Release of Hazardous Material is occurring at, on, or under any site or facility currently owned or operated by the Company Entities, nor has a Release of Hazardous Material occurred at, on, or under any site or facility currently or formerly owned or operated by the Company Entities during their period of ownership or operation, except for any such Release that is not reasonably likely to result in a Material Adverse Effect.

        (e)   To the Company's Knowledge, the Company Entities have made available to Parent for review all current and material environmental reports, notices from and correspondence with Governmental Authorities received or sent by any of the Company Entities on or after March 31, 2015 and prior to the date hereof regarding Hazardous Materials and compliance with or liability under Environmental Laws and Environmental Authorizations relating to the business of the Company Entities.

        (f)    Notwithstanding anything to the contrary herein, this Section 4.19 and, insofar as they relate to Environmental Laws, Environmental Authorizations, Hazardous Materials and Releases, Sections 4.3(a), 4.4(b) and Section 4.5 set forth the sole representations and warranties of Swan Sponsor, ManagementCo and the Company with respect to Environmental Laws, Environmental Authorizations, Hazardous Materials, Releases and any past, present or future liabilities relating thereto.

        Section 4.20    Tax Matters.    Except as set forth on Schedule 4.20:

        (a)   All material Tax Returns required to be filed by or with respect to any of the Company Entities have been timely filed, all such Tax Returns were true and complete in all material respects and were prepared materially in compliance with all Applicable Laws and regulations.

        (b)   All material Taxes due and payable by or with respect to any of the Company Entities have been duly and timely paid in full (whether or not shown on any Tax Return).

        (c)   There are no audits, examinations or proceedings now pending or threatened in writing, against or with respect to any material Tax liability or Tax Return of a Company Entity, nor has any written adjustment with respect to a material Tax Return or written claim for additional material Tax liability of a Company Entity been proposed, other than those assessments that are being contested in good faith.

        (d)   No material Tax Return that relates to or concerns any Company Entity, has been audited or examined by a government or taxing authority for (i) any period after December 31, 2009 or (ii) to the Company's Knowledge, any period after December 31, 2005.

        (e)   There is no outstanding waiver or extension of any applicable statute of limitations for the assessment or collection of material Taxes relating to any of the Company Entities, and no waiver or extension of time to file any Tax Return relating to the Company Entities has been requested or is currently in effect.

        (f)    All material Taxes required to be withheld and paid by the Company Entities in connection with any amounts paid, owing or credited, or deemed paid or credited, to or for the account of any Person, including any present or former partner, member, employee, shareholder, creditor, independent contractor, Person who is a non-resident of Canada for purposes of the Tax Act, or other Person have been timely withheld and paid to the appropriate Tax authority, all forms required with respect thereto have been properly completed and timely filed, and all Applicable Laws relating to such Taxes have been complied with.

        (g)   The Company is currently, and has been since its formation, properly classified as a partnership for U.S. federal income Tax purposes, and has in effect a valid election under Section 754 of the Code; without limiting the generality of the foregoing, the Company has satisfied the requirements of the exception to classification as a corporation for U.S. federal income tax purposes provided in Section 7704(c) of the Code in each year that the Company has been a "publicly-traded partnership" within the meaning of Section 7704(b) of the Code.

        (h)   There are no Encumbrances (other than Permitted Encumbrances) on the assets of the Company Entities that arose in connection with a failure or alleged failure to pay any Tax when due.

        (i)    The Company Entities do not have any material liability for the Taxes of any other Person as a transferee or successor, by contract, or otherwise.

        (j)    None of the Company Entities have entered into any transaction that is either a "listed transaction" or a "reportable transaction" (both as defined in Treas. Reg. § 1.6011-4 as modified by annually issued revenue procedures and other Internal Revenue Service guidance).

        (k)   No written claim has ever been made by a taxing authority in a jurisdiction where Tax Returns concerning or relating to any of the Company Entities have not been filed to the effect that any of the Company Entities may be subject to taxation by that jurisdiction or to the effect that Tax Returns and Taxes relating to the Company Entities are required to be filed and paid in that jurisdiction.

        (l)    None of the Company Entities will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date that otherwise would have been included as an item of income in, or excluded as an item of deduction from, such Company Entity's taxable income for a taxable period (or portion thereof) ending on or before the Closing Date as a result of: (i) any change in method of accounting for a taxable period ending on or prior to the Closing Date; (ii) use of an improper method of accounting for a taxable period ending on or prior to the Closing Date; (iii) a "closing agreement" as described in Code Section 7121 (or any corresponding or similar provision of state, local, or non-U.S. income tax law) executed on or prior to the Closing Date; (iv) an installment sale or open transaction disposition made on or prior to the Closing Date; (v) a prepaid amount received on or prior to the Closing Date; or (vi) any reserve claimed under the Tax Act, the Code or any Applicable Law relating to Taxes.

        (m)  For U.S. federal income tax purposes, Swan Sponsor is disregarded as an entity separate from its sole regarded owner for U.S. federal income tax purposes, Niska Holdings L.P., which is not a "foreign person" for purposes of Section 1445 of the Code and the Treasury Regulations thereunder.

        (n)   Each Company Entity has duly and timely collected, or caused to be collected, any material sales or Transfer Taxes, including goods and services, harmonized sales and state, provincial or territorial sales Taxes, required by Applicable Law to be collected by it and duly and timely remitted to the appropriate Governmental Authority any such amounts required by Applicable Law to be remitted by it.

        (o)   No Company Entity that is a resident of Canada for purposes of the Tax Act has directly or indirectly transferred any property to or supplied any services to or acquired any property or services from a Person with whom it was not dealing at arm's length (for the purposes of the Tax Act) for consideration other than consideration equal to the fair market value of the property or services at the time of the transfer, supply or acquisition of the property or services. For all transactions between a Company Entity that is resident in Canada for the purposes of the Tax Act and any non-resident Person with whom such Company Entity was not dealing at arm's length for the purposes of the Tax Act during a taxation year ending on or before the Closing Date or that includes the Closing Date, the Company Entity has made or obtained records or documents that meet the requirements of paragraphs 247(4)(a) to (c) of the Tax Act.

        (p)   No Company Entity has a permanent establishment (within the meaning of an applicable Tax treaty) or otherwise has an office or fixed place of business in a country other than the country in which it is organized.

        (q)   None of sections 69, 78, 80 to 80.04, 160 or 191.3, inclusive, of the Tax Act or the equivalent provisions of any comparable legislation of any province or territory of Canada have applied or will apply at any time up to and including the Closing Date to any Company Entity, except for the Specified Debt Parking Amount, and no Company Entity has been subject to the interest deduction limitations as set forth in subsection 18(4) of the Tax Act.

Notwithstanding anything to the contrary in this Agreement, except to the extent that Taxes are explicitly referenced in any other representation or warranty, the representations and warranties set forth in Section 4.20 and, as applicable, Section 4.3(a) and Section 4.4(b) constitute the sole and exclusive representations and warranties of Swan Sponsor, ManagementCo and the Company relating to Tax matters.

        Section 4.21    Brokerage.    Except as set forth in Schedule 4.21, there are no claims for brokerage commissions, finders' fees or similar compensation in connection with the transactions contemplated by this Agreement based on any arrangement or agreement made or alleged to have been made by or on behalf of the Swan Sponsor or any Company Entity.

        Section 4.22    Affiliate Transactions.    All contracts, agreements or arrangements between Swan Sponsor or its Affiliates (other than any of the Company Entities), on the one hand, and any Company Entity, on the other hand, will be terminated at or prior to Closing without any loss, liability or expense paid or remaining thereunder on the part of any such Company Entity, except for (i) the Transaction Documents or (ii) as set forth on Schedule 4.22.

        Section 4.23    Optimization.    As of the date of this Agreement, Schedule 4.23 includes all contracts pursuant to which any Company Entity purchases, sells, stores or transports natural gas for its own account ("Optimization Contracts"). The total volume of natural gas each Company Entity is obligated to sell and deliver pursuant to all Optimization Contracts is equal to (a) the total volume of natural gas to which such Company Entity has title free and clear of all Encumbrances other than Permitted Encumbrances and holds in storage at the Swan Facilities plus (b) the total volume of natural gas such Company Entity has the right to acquire free and clear of all Encumbrances other than Permitted Encumbrances under Optimization Contracts. Each Company Entity holds sufficient rights pursuant to all Optimization Contracts for storage and transportation necessary to receive and deliver natural gas at the receipt and delivery points indicated in each Optimization Contract for the purchase or sale of natural gas. The Optimization Contracts are accurately reflected in the Company Financial Statements.

        Section 4.24    Gas in Inventory; Liability for Gas.

        (a)   From March 31, 2015 through the Closing, no Company Entity has sold any of its Native Gas or Injected Cushion Gas. As of the Closing Date, each Swan Facility will have the Minimum Cushion Gas in such Swan Facility.

        (b)   As of Closing, there will be no imbalances under any OBA that would give rise to any right of counterparties thereto to (i) terminate, suspend, or modify the services provided under any OBA, (ii) cash out any such imbalances, or (iii) require any other payments to the counterparties thereto.

        (c)   As of Closing, no Company Entity will have any liability to any third party for any volume of gas or any payment obligations with regard to any gas other than (i) gas then held by the Company in the Swan Facilities pursuant to Storage Agreements, (ii) pursuant to the Optimization Contracts or (iii) imbalances under transportation agreements or OBAs that do not give the counterparty thereto the right to terminate, suspend or modify the services provided under such transportation or OBA.

        (d)   Notwithstanding anything to the contrary herein, Section 4.3(a), Section 4.4, Section 4.5, this Section 4.24 and Section 4.23 set forth the sole representations and warranties of Swan Sponsor, ManagementCo and the Company with respect to gas.

        Section 4.25    Risk Policy Compliance.    The Company has adopted a corporate risk policy (the "Risk Policy"), which includes commodities risk policies with respect to risk parameters, limits and guidelines. The Company has furnished or made available to Parent in the Data Room a true and complete copy of the Risk Policy. As of the date of this Agreement, except for exceptions approved in accordance with the Risk Policy, the Company Entities are operating, and all Optimization Contracts and Derivative Products of the Company Entities were entered into, in compliance with the Risk Policy (to the extent applicable) in all material respects.

        Section 4.26    State Takeover Statutes.    The action of the Company Board and the Manager in approving this Agreement and the transactions contemplated hereby is sufficient to render inapplicable to this Agreement and the transactions contemplated hereby any state takeover laws and any applicable provision of the Company LLC Agreement relating to anti-takeover protections. There is no unitholder rights plan in effect, to which the Company is a party or otherwise bound.

        Section 4.27    Opinion of the Financial Advisor.    The conflicts committee of the Company Board has received the opinion of Greenhill & Co., LLC to the effect that, as of the date of such opinion and based on and subject to the assumptions, qualifications and limitations set forth therein, the Merger

Consideration to be received by the Unaffiliated Unitholders is fair, from a financial point of view, to the Unaffiliated Unitholders.

        Section 4.28    Disclaimer.    Except as expressly set forth in this Article IV, none of Swan Sponsor, ManagementCo or the Company makes any representation or warranty, express or implied, at law or in equity, and any such other representations or warranties are hereby expressly disclaimed, including any implied representation or warranty as to condition, merchantability, suitability or fitness for a particular purpose. Notwithstanding anything to the contrary, (a) none of Swan Sponsor, ManagementCo or the Company shall be deemed to make to Parent or Merger Sub any representation or warranty other than as expressly made by Swan Sponsor, ManagementCo and the Company in this Article IV and (b) none of Swan Sponsor, ManagementCo or the Company makes any representation or warranty to Parent or Merger Sub with respect to (i) any projections, estimates or budgets heretofore delivered to or made available to Parent or Merger Sub or their respective counsel, accountants or advisors in the Data Room of future distributions, revenues, expenses, expenditures or future results of operations of Swan Sponsor, ManagementCo or the Company or any of their respective Subsidiaries, or (ii) any other information or documents (financial or otherwise) made available to Parent or Merger Sub or their respective counsel, accountants or advisors with respect to Swan Sponsor, ManagementCo or the Company or any of their respective Subsidiaries (except, in the case of this clause (ii), as expressly covered by a representation and warranty contained in this Article IV). Parent and Merger Sub each hereby acknowledge and agree to such disclaimer.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PARENT

        Except as set forth in the Schedules attached hereto (subject to Section 13.10), Parent hereby represents and warrants to each of Swan Sponsor, ManagementCo and the Company as follows:

        Section 5.1    Organization.    Each of Parent and Merger Sub is an entity duly organized, validly existing and in good standing under the laws of its jurisdiction of organization, and has all requisite powers required to carry on its business as now being conducted. Each of Parent and Merger Sub is duly qualified or licensed to do business in each jurisdiction where such qualification is necessary, except in any such jurisdiction where the failure to be duly qualified or licensed would not have a materially adverse effect on Parent's or Merger Sub's ability to consummate the transactions contemplated by this Agreement.

        Section 5.2    Authorization.    The execution and delivery of this Agreement by Parent and Merger Sub and the performance by Parent and Merger Sub of their respective obligations hereunder have been duly authorized. This Agreement constitutes a valid and binding agreement of each of Parent and Merger Sub enforceable against each of Parent and Merger Sub in accordance with its terms (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors' rights generally and general principles of equity).

        Section 5.3    Consents and Approvals; No Violations.

        (a)   Except for applicable requirements of the HSR Act or the Competition Act, or as set forth on Schedule 4.8(a), there are no governmental or other third-party approvals or consents required for the execution, delivery or performance of this Agreement or the consummation by Parent or Merger Sub of the transactions contemplated hereby except, in each case, for those governmental approvals or consents that would not, individually or in the aggregate, have a materially adverse effect on Parent's or Merger Sub's ability to consummate the transactions contemplated by this Agreement.

        (b)   The execution, delivery and performance by each of Parent and Merger Sub of this Agreement and the consummation of the transactions contemplated hereby do not and will not (i) violate the Charter Documents of Parent or Merger Sub, (ii) assuming compliance with the matters referred to in Section 5.3(a), violate any Applicable Law, or (iii) require any consent or other action by any Person under, constitute a default under or give rise to any right of termination, cancellation or acceleration of any right or obligation or to a loss of any benefit to which Parent or Merger Sub is entitled under any provision of any agreement or other instrument binding upon Parent or Merger Sub or, in the case of each of clauses (ii) and (iii), as would not reasonably be expected to have, individually or in the aggregate, a materially adverse effect on Parent's or Merger Sub's ability to consummate the transactions contemplated by this Agreement.

        Section 5.4    Litigation; Proceedings.    Except as set forth on Schedule 5.4, there are no material actions, suits, proceedings, hearings, orders, investigations, complaints or claims pending or to Parent's knowledge, threatened against Parent or Merger Sub, except as would not have a materially adverse effect on Parent's or Merger Sub's ability to consummate the transactions contemplated by this Agreement.

        Section 5.5    Parent Status.    None of Parent, Merger Sub or any Person that, directly or indirectly, through one or more intermediaries, Controls, is Controlled by, or is Under Common Control with, Parent, within the meaning of the HSR Act and the rules promulgated thereunder, owns any Common Units or other equity interests in the Company. Each of Parent and Merger Sub is an Eligible Holder. Parent is not a non-Canadian within the meaning of the Investment Canada Act (Canada).

        Section 5.6    Brokerage.    There are no claims for brokerage commissions, finders' fees or similar compensation in connection with the transactions contemplated by this Agreement based on any arrangement or agreement made or alleged to have been made by or on behalf of Parent, Merger Sub or any of their respective Affiliates.

        Section 5.7    Financial Ability.

        (a)   Parent has, and will on the Closing Date have, sufficient unrestricted cash on hand to pay the Managing Member Purchase Price and the aggregate Merger Consideration hereunder and to pay all other amounts required to be paid by Parent or Merger Sub at the Closing or thereafter pursuant to the terms of this Agreement, and all of its and its representatives' fees and expenses incurred in connection with the transactions contemplated by this Agreement. Neither Parent nor Merger Sub has any reason to believe that such available cash shall not be available.

        (b)   Concurrently with the execution of this Agreement, the Guarantors have delivered to Swan Sponsor and the Company the duly executed Guaranty. The Guaranty is in full force and effect, as not been amended or modified, and is a legal, valid, binding and enforceable obligation of each of the Guarantors. No event has occurred which, with or without notice, lapse of time or both, would constitute a default on the part of any of the Guarantors under the Guaranty.

        Section 5.8    Due Diligence Review.    Parent and Merger Sub each acknowledge that: (a) it has completed to its satisfaction its own due diligence review with respect to the Company Entities and it is entering into the transactions contemplated by this Agreement based on such investigation, and except for the specific representations and warranties made by Swan Sponsor, ManagementCo and the Company in Article IV, it is not relying upon any representation or warranty of Swan Sponsor, ManagementCo, the Company or any Affiliate thereof or any officer, director, employee, agent or advisor, nor upon the accuracy of any record, projection or statement made available or given to Parent in the performance of such investigation; (b) it has had access to its full satisfaction to the Company Entities and their books and records, contracts, agreements and documents (including Tax Returns and related documents), and their employees, agents and representatives; and (c) it has had such opportunity to seek accounting, legal or other advice or information in connection with its entry into this Agreement and the other documents referred to herein relating to the consummation of the transactions contemplated hereby and thereby as it has seen fit.

 ARTICLE VI

PRE-CLOSING COVENANTS

        Section 6.1    Affirmative Covenants.

        (a)   From the date hereof and prior to the earlier to occur of the Closing Date and the date that this Agreement is terminated in accordance with Article X, except as otherwise provided herein or in any of the Transaction Documents or as required by Applicable Law, and except as otherwise consented to by Parent (such consent not to be unreasonably withheld, conditioned or delayed), the Company Entities shall, and Swan Sponsor shall cause each of the Company Entities to:

            (i)  conduct their respective businesses only in the ordinary course of business;

           (ii)  preserve intact their respective assets, goodwill and relationships with customers, suppliers and other business relations;

          (iii)  continue to maintain in full force and effect all insurance policies funding Company Entity Benefit Plans;

          (iv)  continue to maintain in full force and effect the material insurance policies covering the Company Entities and their respective assets in accordance with their terms, or renew or replace such policies at or prior to expiration;

           (v)  promptly update the Business Employee List from time to time prior to the Closing to ensure its continuing accuracy;

          (vi)  promptly notify Parent in writing after becoming aware of any (A) material inquiries or (B) audits or investigations, in each case, instituted by Governmental Authorities in writing with respect to Taxes of a Company Entity; and

         (vii)  within thirty (30) days after the end of each month, provide to Parent the Operating Reports for such month.

        (b)   From the date hereof and prior to the earlier to occur of the Closing Date and the date that this Agreement is terminated in accordance with Article X, Swan Sponsor, ManagementCo and the Company shall, and shall cause each other Company Entity to, permit Parent and its authorized representatives, at the sole cost of Parent, reasonable access, during normal business hours and in such manner as not to unreasonably interfere with the operations of the Company Entities, to the properties, books, contracts, and records of the Company Entities (including any properties, books, contracts and records relating to the Company Entities possessed by Swan Sponsor or ManagementCo) and to appropriate officers and employees of the Company Entities as are reasonably identified by Parent. Swan Sponsor and the Company shall have the right to have a representative present at all times during any such inspections, interviews, and examinations; provided that Swan Sponsor, the Company or ManagementCo shall not use such right to unreasonably delay or prohibit Parent's investigation rights under this Agreement. Notwithstanding the foregoing, Parent shall have no right of access to, and Swan Sponsor and the Company shall have no obligation to provide to Parent, information: (i) relating to bids or proposals received from others in connection with the transactions contemplated by this Agreement (or similar or alternative transactions) and information and analyses (including financial analyses) relating to such bids or proposals; (ii) to the extent disclosure of such information may jeopardize the attorney-client privilege or attorney work product protections or would cause or reasonably be expected to cause a loss of trade secret protection; or (iii) any information the disclosure of which would result in a violation of Applicable Law or breach of contract; provided that in the case of clauses (ii) and (iii), Swan Sponsor shall use its commercially reasonable efforts (at the sole cost of Parent) to make appropriate substitute disclosure arrangements with respect to such information. Notwithstanding anything herein to the contrary, neither Swan Sponsor nor any of the

Company Entities shall be required to disclose any information to Parent or its Representatives if disclosure of such information would, as reasonably determined by Swan Sponsor acting in good faith, result in a violation of Applicable Law. Any document, correspondence or other information provided pursuant to this Section 6.1(b) may be redacted to remove references to transactions, valuations or similar information. All requests for information made under this Section 6.1(b) shall be directed to the Person designated by Swan Sponsor in a notice delivered to Parent in accordance with Section 13.2. For the avoidance of doubt, Parent will have no right to access any information regarding Swan Sponsor or any of its Affiliates other than as expressly provided for in this Section 6.1(b).

        (c)   Prior to the Closing, Parent and Parent's representatives shall not contact or communicate with any employees, customers, suppliers and other business relations of any of the Company Entities in connection with the transactions contemplated hereby or the business of any of the Company Entities without the prior written consent of Swan Sponsor and the Company, such consent not to be unreasonably withheld. Swan Sponsor, the Company and Parent shall cooperate in seeking the Required Consents and Required Amendments (and Parent shall be permitted to participate) in discussions and negotiations with counterparties regarding any Required Amendment. Upon request by Parent, to the extent such consent is granted, Swan Sponsor and the Company shall use commercially reasonable efforts to facilitate communications between Parent and the employees, customers, suppliers and other business relations (at the sole cost of Parent). Swan Sponsor shall have the right to have a representative present at all times during and participate in any such communication or contact. No communication by Parent or any of its representatives with any employee, customer, supplier or other business relation of any of the Company Entities shall be made by Parent or such representative for the purpose of competing with any Company Entity. Notwithstanding anything herein to the contrary, neither Swan Sponsor nor any of the Company Entities shall be required to consent to or facilitate any such contact or communication if such contact or communication would, as reasonably determined by Swan Sponsor acting in good faith, result in a violation of Applicable Law.

        (d)   Parent and Parent's representatives shall not have access to, and shall not be permitted to conduct any environmental due diligence with respect to any asset of any Company Entity where Swan Sponsor does not have the authority to grant access for due diligence purposes (provided, however, Swan Sponsor shall use its commercially reasonable efforts to obtain permission from any third party to allow Parent and Parent's representatives access to sites leased, subleased or licensed by a Company Entity and used in the current operations of a Company Entity, provided, that Parent agrees to comply with all of third party's company safety and environmental policies). Parent and Parent's representatives shall, if requested by any such third party, enter into customary confidentiality and/or indemnification agreements prior to any physical inspection of any asset of any Company Entity. To the extent Parent or any of Parent's representatives are afforded access to any such site, they will obey all rules and regulations required by the third party granting such access to be observed with respect to such site. Notwithstanding anything to the contrary, neither Parent nor Parent's representatives shall conduct any invasive or destructive surveys, tests or inspections without the prior written consent of Swan Sponsor.

        (e)   Parent shall indemnify and hold harmless Swan Sponsor and the Company and their respective Affiliates and representatives from and against any and all liabilities or Damages arising out of or in connection with any site visits or inspections of the Swan Facilities or any other properties of the Company Entities by Parent and its representatives, including any such site visits or inspections conducted pursuant to Section 6.1(d);

        (f)    Parent shall prepare all necessary forms, notices, and other documents necessary to transfer the existing Governmental Licenses of the Company Entities, including Environmental Authorizations, to Parent. The Company shall use its commercially reasonable efforts to cooperate with Parent (at the sole cost of Parent) in effectuating the transfer of any of the Company's existing Governmental Licenses which are required to be transferred as a result of the transactions contemplated by this

Agreement, including by executing any forms, notifications or other documentation as reasonably requested by Parent.

        (g)   All (i) information concerning Swan Sponsor, its Affiliates or any of the Company Entities furnished or provided by or on behalf of the Company, Swan Sponsor or their respective Affiliates to Parent or its representatives (whether furnished before or after the date of this Agreement) and (ii) all communications with any employees, customers, suppliers and other business relations of any of the Company Entities (and any information derived therefrom), shall be "Confidential Information" as defined under, and shall be held subject to, the confidentiality agreement between Riverstone Investment Group LLC and Brookfield Infrastructure Group Corporation, dated as of February 13, 2015 (the "Confidentiality Agreement"); provided, however, that the confidentiality, non-use, non-solicitation and other obligations contained therein shall expire on the latest to occur of (i) the applicable expiration dates set forth in the Confidentiality Agreement and (ii) the first anniversary of the date this Agreement is terminated in accordance with Article X.

        (h)   Prior to the earlier to occur of the Closing Date and the date that this Agreement is terminated in accordance with Article X, the Company and Parent shall use commercially reasonable efforts to obtain the Rectification Order.

        (i)    Prior to the earlier to occur of the Closing Date and the date that this Agreement is terminated in accordance with Article X, the Company shall reasonably cooperate with Parent (at Parent's sole cost and expense) in Parent obtaining (i) estoppel certificates from the lessors under those Leases set forth on Schedule 6.1(i), in the forms prescribed in such Leases or otherwise in form and substance reasonably acceptable to Parent and (ii) the Endorsements (subject to the payment of premiums, fees and expenses by Parent) and all documents reasonably required by the Title Company for its issuance of the Endorsements, including usual and customary affidavits and statements (without indemnity).

        (j)    Prior to the earlier to occur of the Closing Date and the date that this Agreement is terminated in accordance with Article X, (i) upon determining that any fact, circumstance or change is reasonably likely to result in a "significant deficiency" or a "material weakness" in the Company's internal controls over financial reporting after the date of this Agreement, Swan Sponsor shall provide to Parent prompt written notice of the same and (ii) upon becoming aware of any material violations of provisions of such codes of ethics by any such persons after the date of this Agreement, the Company shall provide prompt written notice of the same to Parent.

        (k)   No efforts made or actions taken by Swan Sponsor or any of the Company Entities pursuant to Sections 6.1(b), 6.1(c), 6.1(d) , 6.1(f) or 6.1(i) shall require the payment of money or incurrence of obligations by Swan Sponsor or any of the Company Entities; provided, however, that the forgoing shall not excuse performance by Swan Sponsor or the Company under Sections 6.1(b), 6.1(c), 6.1(d), 6.1(f) or 6.1(i) unless Swan Sponsor or the Company has (i) provided notice to Parent of any such expected cost or incurrence of obligations that may be required pursuant to Sections 6.1(b), 6.1(c), 6.1(d), 6.1(f) or 6.1(i), (ii) given Parent the opportunity to pay such cost or otherwise make Swan Sponsor or the Company whole with respect to such payment of money or incurrence of obligations and (iii) Parent has subsequently failed to pay such cost or otherwise make Swan Sponsor or the Company whole with respect to such payment of money or incurrence of obligations.

        Section 6.2    Negative Covenants.

        (a)   From the date hereof and prior to the earlier to occur of the Closing Date and the date that this Agreement is terminated in accordance with Article X (except as set forth on Schedule 6.2(a), as otherwise provided herein or in any of the Transaction Documents or as required by Applicable Law, Swan Sponsor and the Company Entities shall not (and Swan Sponsor shall cause the Company

Entities not to), without the prior consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed):

            (i)  amend or otherwise change the certificate of incorporation or bylaws or equivalent Charter Documents of Swan Sponsor, ManagementCo or the Company;

           (ii)  amend or modify any of the Charter Documents of any Subsidiary of the Company;

          (iii)  (A) directly or indirectly transfer, sell, pledge, grant, encumber or dispose of shares of capital stock, options, warrants, convertible securities or other rights of any kind to acquire any such shares, or any other equity or ownership interest in any of the Company Entities (for the avoidance of doubt, without restricting any transfer, sale, pledge, encumbrance or disposal of the equity interests of Swan Sponsor or any of its direct or indirect equity holders to the extent any transfer, sale, pledge, encumbrance or disposal will not adversely affect Swan Sponsor approval of this Agreement or its ability to discharge its obligations hereunder); (B) vote in favor of or consent to the issuance, sale, pledge or disposal of shares, partnership interests, partnership units, membership interests, membership units, capital stock, options, warrants, convertible securities or other rights of any kind to acquire any such interests, units, stock, shares or any other equity or ownership interest in ManagementCo, or, solely to the extent that it has the power to do so, in the Company or any of their Subsidiaries; or (C) take any action intended to subject any shares, partnership interests, partnership units, membership interests, membership units, capital stock, options, warrants, convertible securities or other rights of any kind to acquire any such interests, units, stock, shares, or any other equity or ownership in any of the Company Entities to any Encumbrance;

          (iv)  (A) sell, assign, transfer, lease, license or otherwise dispose of any material assets (other than gas assets sold in the ordinary course) owned by any of the Company Entities; (B) have any of the Company Entities make or commit to make any material capital expenditure (other than purchases of gas); or (C) create, incur, assume, guarantee, endorse or otherwise become liable or responsible with respect to (whether directly, contingently or otherwise) any Indebtedness of any of the Company Entities, other than Indebtedness under the Company's revolving credit facility (including any amendment or replacement thereof and any letters of credit issued thereunder) or the Short-Term Credit Facility, or otherwise amend, modify, alter, waive or otherwise change any rights or obligations with respect thereto, including any claims thereunder; except for, in each case of the foregoing clauses (A), (B) and (C), (x) capital expenditures not in excess of $5,000,000 in any fiscal year of the Company, (y) the sale of gas condensate in an amount not to exceed $2,000,000 in any fiscal year of the Company, and (z) Indebtedness included in clause (c) of the definition of "Indebtedness" that becomes outstanding after the date hereof with aggregate principal amount at any time outstanding not in excess of $500,000.

           (v)  enter into, terminate, or amend any collective bargaining agreement;

          (vi)  (A) except in the ordinary course of business, consistent with past practice, as described in the Retention Plan or as required by Applicable Law, increase the compensation or employee benefits of any Business Employee or (B) make any equity award, cash bonus or incentive compensation awards to, or accelerate the vesting or payment of any equity award held by, any Business Employee, in each such case under clause (B) except (w) as described in the Retention Plan, (x) as may be required by Applicable Law, Governmental Authority or the terms of any Benefit Plan as in effect on the date of this Agreement, (y) in conjunction with the hiring of an individual who is hired to replace a Business Employee (which hiring shall be on terms no more favorable in terms of aggregate compensation and benefits than those of the Business Employee who is being replaced), or (z) in the case of short term incentive awards, in the ordinary course of business, consistent with past practice, and not to exceed $4,000,000 in any year;

         (vii)  make or change any Tax election, change any accounting period, adopt or change any accounting method, file any amended Tax Return, enter into any closing agreement regarding any Tax matters, settle any Tax claim or assessment relating to any Company Entity, consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment relating to any Company Entity, or (without limiting the foregoing) take any other action relating to Taxes, the filing of any Tax Return or the payment of any Tax, in each case, other than in the ordinary course of business and, where applicable, consistent with past practice (unless otherwise required by Applicable Law);

        (viii)  effect any split, combination or reclassification of or redeem, repurchase or otherwise acquire, directly or indirectly, any of the equity interests of any Company Entity;

          (ix)  enter into any employment or severance agreement or any other compensation arrangement binding on any Company Entity, in each case, except as described in the Retention Plan or in conjunction with the hiring of an individual who is hired to replace a Business Employee (which hiring shall be on terms no more favorable in terms of aggregate compensation and benefits than those of the Business Employee who is being replaced);

           (x)  except as may be required as a result of a change in Applicable Law or in GAAP or any interpretation or enforcement thereof, change any of the accounting principles or practices used by any Company Entity;

          (xi)  adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other restructuring;

         (xii)  allow or cause any Company Entity to acquire (by purchase, merger or otherwise) any equity interest in, or otherwise make any investment in, any other Person (other than a Company Entity), or enter into any joint venture, partnership or similar agreement, other than (A) direct obligations of the United States or Canada or any agency of either of them, or obligations guaranteed by the United States or Canada or any agency of either of them, (B) commercial paper maturing within one year from the date of creation, (C) deposits or bankers acceptances maturing within one year from the date of creation thereof, including certificates of deposit, or (D) deposits in money market funds investing exclusively in investments described in clauses (A), (B) or (C);

        (xiii)  with respect to a material Governmental License, either fail to apply for a renewal, or apply to modify a Governmental License, in either case so as to materially limit or constrain any Company Entities existing operations or future prospects;

        (xiv)  enter into any agreement or amend, modify or terminate any Material Contract to which any Company Entity is a party or by which any of their assets are bound other than in the ordinary course of business consistent with past practices and in accordance with any applicable Governmental Licenses;

         (xv)  seek authorization to modify its service offerings or its rates or material non-rate terms and conditions of any tariffs on file with any Governmental Authority;

        (xvi)  (A) amend or modify the Risk Policy, (B) fail to comply in all material respects with the Risk Policy except for exceptions approved in accordance with the Risk Policy or (C) fail to comply with the Risk Policy in a manner that would reasonably be expected to increase the liability of the Company or to lead to litigation involving the Company;

       (xvii)  amend or modify the Retention Plan;

      (xviii)  sell, transfer, pledge, mortgage or otherwise dispose of or otherwise encumber (other than a Permitted Encumbrance or any Encumbrance that will be released at or prior to Closing) against any of the material assets of the Company Entities other than in the ordinary course of business;

        (xix)  cancel any material debt, settle or waive any material claim or waive any material right pertaining to the business of the Company Entities in an amount, individually, in excess of $250,000 individually or $500,000 in the aggregate; or

         (xx)  agree to take any action prohibited by this Section 6.2(a).

        (b)   Notwithstanding Section 6.2(a), nothing contained herein shall preclude any actions with respect to any Company Entity reasonably necessary to implement actions approved prior to the date hereof by Parent, ManagementCo or the Company, as applicable, on behalf of a Company Entity, including as contemplated by the approved operating budget or annual plan, in each case, as included on Schedule 6.2(b). Notwithstanding anything to the contrary, nothing in Section 6.1 or this Section 6.2 shall limit or restrict Swan Sponsor or any of the Company Entities from taking actions prohibited thereby in response to emergency situations to the extent required in order to protect assets or comply with Applicable Law.

        (c)   From the date hereof until the Closing or termination of this Agreement as provided in Article X, neither Swan Sponsor nor ManagementCo shall make or otherwise allow, any cash distributions with respect to Common Units, the Managing Member Interest or the Incentive Distribution Rights. No Company Entity shall make any payments to Swan Sponsor, ManagementCo, or any of their Affiliates (other than any Company Entity) other than as set forth on Schedule 6.2(c).

        Section 6.3    Reasonable Best Efforts; Cooperation.

        (a)   Each of the Parties shall each use its respective reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper and advisable (including voting the Common Units) to consummate the transactions contemplated by this Agreement as promptly as practicable.

        (b)   Without limiting the generality of Section 6.3(a), no Party shall take any action, or permit any of its Affiliates to take any action, to materially diminish the ability of any Party to consummate, or materially delay any Party's ability to consummate, the transactions contemplated hereby, including taking any action that is intended or would reasonably be expected to result in any of the conditions to any Party's obligations to consummate the transactions contemplated hereby to not be satisfied.

        (c)   Swan Sponsor, ManagementCo and the Company shall each use its respective reasonable best efforts to ensure that the conditions set forth in Sections 9.1 and 9.3 are satisfied, insofar as such matters are within the control of any of them. Parent and Merger Sub shall each use its respective reasonable best efforts to ensure that the conditions set forth in Sections 9.1 and 9.2 are satisfied, insofar as such matters are within the control of Parent or Merger Sub.

        (d)   Subject to Section 6.13, ManagementCo shall not rescind its approval of the Merger or this Agreement or otherwise fail to support the consummation of the Transactions. Subject to Section 6.13, Swan Sponsor shall not rescind its vote of the Swan Sponsor Common Units in favor of the Merger and this Agreement or otherwise fail to support the consummation of the Transactions.

        (e)   Swan Sponsor and ManagementCo shall not, shall cause the Company Entities not to and shall use their commercially reasonable efforts to cause their representatives not to, directly or indirectly, (i) solicit, initiate, or encourage the submission of any proposal or offer from any Person relating to the acquisition of any membership interest or other voting securities, or any substantial portion of the assets, of the Company Entities (including any acquisition structured as a merger, consolidation, or share exchange) or (ii) participate in any discussions or negotiations regarding, furnish any information with respect to, assist or participate in, or facilitate in any other manner any effort or attempt by any Person to do or seek any of the foregoing. Swan Sponsor shall not vote the Swan Sponsor Common Units in favor of any such acquisition. Swan Sponsor and the Company Entities shall notify Parent immediately if any Person makes any proposal, offer, inquiry, or contact with respect to any of the foregoing. This Section 6.3(e) is subject to Section 6.13.

        (f)    Other than as provided in Section 6.5(a), none of the covenants of Swan Sponsor, ManagementCo or the Company set forth in this Section 6.3 and in Section 6.5 shall require the payment of money by or on behalf of any of them.

        Section 6.4    Public Announcements.    Immediately following the execution hereof, Parent, the Company and Swan Sponsor shall consult with each other regarding the language of and issue a press release or press releases disclosing such action. Thereafter, prior to the Closing, except as otherwise agreed to by the Parties, no Party shall issue any report, statement or press release or otherwise make any public statements with respect to this Agreement, the Transaction Documents or the transactions contemplated hereby, except (a) to the extent reasonably required in connection with the operation of the business of the Company Entities and in a manner consistent with prior public releases by Parent, the Company or Swan Sponsor or (b) as in the reasonable judgment of such Party may be required by law or in connection with the obligations of a publicly-held company, in which case each of the Parties shall use reasonable efforts to consult with each other with respect to the issuance of a report, statement or press release as to the language of any such report, statement or press release.

        Section 6.5    Regulatory Approval.    Without limiting the generality of Section 6.3:

        (a)   Each Party shall, and shall cause its Affiliates to, use its respective reasonable best efforts to: (i) file (A) a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated hereby within fifteen (15) Business Days after the date hereof, (B) a request for an advance ruling certificate pursuant to the Competition Act and merger notification filings pursuant to Part IX of the Competition Act with respect to the transactions contemplated hereby within fifteen (15) Business Days after the date hereof, and (C) any other filing or notification required pursuant to any other competition- or antitrust-related legal or regulatory requirements of foreign jurisdictions, commissions or governing bodies ("Antitrust Law"), including the laws related to the CPUC, with respect to the transactions contemplated hereby within fifteen (15) Business Days after the date hereof; (ii) promptly supply any additional information and documentary material that may be requested or required pursuant to any Applicable Law (including the HSR Act, Competition Act, any other Antitrust Law or the laws related to the CPUC); (iii) cause the expiration or termination of the applicable waiting periods under the HSR Act, Competition Act or any other Antitrust Law (including the laws related to the CPUC) as soon as reasonably practicable, (iv) (x) take all action necessary to ensure that no state takeover statute or similar Law is or becomes applicable to any of the transactions contemplated hereby and (y) if any state takeover statute or similar Law becomes applicable to any of the transactions contemplated hereby, take all action necessary to ensure that such transaction may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise minimize the effect of such Law on the transaction; and (v) otherwise obtain all requisite approvals and authorizations for the transactions contemplated hereby under any Applicable Law (including the HSR Act, Competition Act, any other Antitrust Law or the laws related to the CPUC). Parent and Swan Sponsor shall each bear half of all filing fees in connection with this Section 6.5.

        (b)   In connection with this Section 6.5, each of the Parties shall, and shall cause its Affiliates to, use its respective reasonable best efforts to (i) cooperate with the other Party in connection with any filing or submission or in connection with any investigation or other inquiry, including any proceeding initiated by a private Person; (ii) keep the other Party informed in all material respects of any material communication received by such Party (or its Affiliate) from, or given by such Party (or its Affiliate) to, any Governmental Authority, and of any material communication received or given in connection with any proceeding by a private Person, in each case, regarding any of the transactions contemplated hereby; and (iii) to the extent permitted by Applicable Law, permit the other Party to review in advance any material communication given to such Party (or its Affiliate) by, and consult with the other

Party in advance of any meeting or conference with, any Governmental Authority, including in connection with any proceeding by a private Person. Any information disclosed in connection with this Section 6.5(b) shall be subject to the Confidentiality Agreement and any attorney-client, work product or other privilege.

        (c)   Without limiting the generality of Section 6.5(b), if any objection is asserted with respect to any of the transactions contemplated hereby under any Applicable Law or if any suit is instituted or threatened by any Governmental Authority or other Person challenging any of the transactions contemplated hereby as violative of any Applicable Law, or if a filing pursuant to Section 6.5(a) is reasonably likely to be rejected or conditioned by a Governmental Authority, then, in each case, Parent shall, and shall cause its Affiliates to, use its respective reasonable best efforts to (i) pursue all actions necessary to satisfy any conditions imposed by any Governmental Authority with jurisdiction over the enforcement of any Applicable Law (including the HSR Act, Competition Act, any other Antitrust Law or the laws related to the CPUC) regarding the legality of any of the transactions contemplated hereby; (ii) otherwise resolve such objections or challenges as such Governmental Authority or private Person may have to such transactions, including by vacating, lifting, reversing or overturning any Order (whether temporary, preliminary or permanent) so as to permit consummation of all of the transactions contemplated by this Agreement as soon as practicable and in any event on or prior to the Termination Date; and (iii) notwithstanding anything to the contrary, consent to any reasonable action by Swan Sponsor or any Company Entity taken in connection with this Section 6.5; provided, however, that any such action may, at the discretion of Swan Sponsor or Parent as applicable, be conditioned upon consummation of each of the transactions contemplated herein.

        Section 6.6    Non-Managing Member Consent; Preparation of the Information Statement.    Immediately following the execution and delivery of this Agreement by the Parties, the Company and ManagementCo will, in accordance with the Delaware LLC Act and the LLC Agreement, take all action necessary to seek to obtain the Non-Managing Member Consent. As soon as practicable after receipt of the duly obtained Non-Managing Member Consent, ManagementCo will provide Parent with a facsimile or electronic (.pdf) copy of such Non-Managing Member Consent, certified as true and complete by an executive officer of ManagementCo. If a copy of such Non-Managing Member Consent is not delivered to the Company and Parent within one (1) hour after the execution and delivery of this Agreement, Parent will have the right to terminate this Agreement as set forth in Section 10.1. The Company and ManagementCo will take all actions necessary to seek and obtain the Non-Managing Member Consent in compliance with the Delaware LLC Act and the LLC Agreement. As soon as reasonably practicable following the date of this Agreement, the Company shall, with the assistance of Parent, prepare and file with the SEC an information statement of the type contemplated by Rule 14c-2 promulgated under the Exchange Act related to the Transactions and this Agreement (such information statement, including any amendment or supplement thereto, the "Information Statement"). Parent and the Company shall cooperate with each other in the preparation of the Information Statement. Without limiting the generality of the foregoing, Parent shall furnish to the Company the information relating to it and Merger Sub required by the Exchange Act and the rules and regulations promulgated thereunder to be set forth in the Information Statement. The Company shall use its reasonable best efforts to resolve all SEC comments with respect to the Information Statement as promptly as reasonably practicable after receipt thereof and to have the Information Statement cleared by the staff of the SEC as promptly as reasonably practicable after such filing. Each of Parent and the Company shall correct any information provided by it for use in the Information Statement that becomes false or misleading. The Company shall as soon as reasonably practicable notify Parent of receipt of any comments from the SEC with respect to the Information Statement and any request by the SEC for any amendment to the Information Statement or for additional information and shall provide Parent with copies of all such comments and correspondence. Prior to filing or mailing the Information Statement (or any amendment or supplement thereto) or responding to any comments of the SEC (or the staff of the SEC) with respect thereto, the Company shall provide Parent a reasonable opportunity to review and to propose comments on such document or response. Promptly after the Company has resolved all comments to the Information Statement to the satisfaction of the SEC staff or after ten (10) calendar days have passed since the date of filing of the preliminary Information Statement with the SEC without notice from the SEC of its intent to review the Information Statement, the Company shall promptly file with the SEC the Information Statement in definitive form as contemplated by Rule 14c-2 promulgated under the Exchange Act substantially in the form previously cleared or filed with the SEC, as the case may be, and cause a copy of the Information Statement to be mailed to each Member.

        Section 6.7    Termination of Trading and Deregistration.    At Parent's expense, prior to the Closing Date, the Company and ManagementCo shall use reasonable best efforts to take all actions reasonably necessary under Applicable Laws and rules and policies of the NYSE to enable the delisting by the Company of the Common Units from the NYSE and the deregistration of the Common Units under the Exchange Act as promptly as practicable after the Effective Time, and in any event no more than ten (10) days after the Closing Date.

        Section 6.8    Privacy.

        (a)   Each Disclosing Party acknowledges and confirms that the disclosure of Transferred Information is necessary for the purposes of determining if the Parties shall proceed with the transactions contemplated by this Agreement, and that the disclosure of Transferred Information relates solely to the carrying on of the business and the completion of the transactions contemplated by this Agreement.

        (b)   Each Disclosing Party covenants and agrees to, upon request, use reasonable efforts to advise the Recipient of all documented purposes for which the Transferred Information was initially collected from or in respect of the individual to which such Transferred Information relates and all additional documented purposes where the Disclosing Party has notified the individual of such additional purpose, and where required by Applicable Law, obtained the consent of such individual to such use or disclosure.

        (c)   In addition to its other obligations hereunder, Recipient covenants and agrees to: (i) prior to the completion of the transactions contemplated herein, collect, use and disclose the Transferred Information solely for the purpose of reviewing and completing the transactions contemplated by this Agreement, including for the purpose of determining to complete such transactions; (ii) after the completion of the transactions contemplated by this Agreement, collect, use and disclose the Transferred Information only for those purposes for which the Transferred Information was initially collected from or in respect of the individual to which such Transferred Information relates or for the completion of the transactions contemplated by this Agreement, unless (A) the Disclosing Party or Recipient have first notified such individual of such additional purpose, and where required by Applicable Law, obtained the consent of such individual to such additional purpose, or (B) such use or disclosure is permitted or authorized by law, without notice to, or consent from, such individual; (iii) where required by Applicable Law, promptly notify the individuals to whom the Transferred Information relates that the transactions contemplated herein have taken place and that the Transferred Information has been disclosed to Recipient; (iv) return or destroy the Transferred Information, at the option of the Disclosing Party, should the transactions contemplated by this Agreement not be completed; and (v) notwithstanding any other provision herein, where the disclosure or transfer of Transferred Information to Recipient requires the consent of, or the provision of notice to, the individual to which such Transferred Information relates, to not require or accept the disclosure or transfer of such Transferred Information until the Disclosing Party has first notified such individual of such disclosure or transfer and the purpose for same, and where required by Applicable Law, obtained the individual's consent to same and to only collect, use and disclose such information to the extent necessary to complete the transactions contemplated herein and as authorized or permitted by Applicable Law.

        (d)   Recipient shall at all times keep strictly confidential all Transferred Information provided to it, and shall instruct those employees or advisors responsible for processing such Transferred Information to protect the confidentiality of such information in a manner consistent with the Recipient's obligations hereunder and according to Applicable Law.

        Recipient shall ensure that access to the Disclosed Personal Information shall be restricted to those employees or advisors of the respective Recipient who have a bona fide need to access such information in order to complete the transactions contemplated by this Agreement.

        Section 6.9    Litigation.    Swan Sponsor and the Company Entities shall give Parent (at the sole cost of Parent) the opportunity to receive information about and provide input into the defense or settlement of any equity holder litigation against the Company Entities, any officers of the Company Entities or the directors of the Company Board relating to any of the transactions contemplated by this Agreement, and no such settlement shall be agreed to without Parent's prior written consent, which shall not be unreasonably withheld, delayed or conditioned; provided that Swan Sponsor and the Company Entities shall in any event control such defense and/or settlement.

        Section 6.10    Notification of Certain Matters.    From and after the date hereof until the Closing Date, each Party shall promptly notify the other Parties of (i) the occurrence or nonoccurrence of any event the occurrence or nonoccurrence of which would be likely to cause any condition to the Merger and the other transactions contemplated by this Agreement not to be satisfied on the Closing Date, and (ii) the failure of such Party to comply with any covenant or agreement to be complied with by it pursuant to this Agreement which would be likely to result in any condition to the Merger and the other transactions contemplated by this Agreement not to be satisfied on the Closing Date. No delivery of any notice pursuant to this Section 6.10 will cure any breach of any representation or warranty of such Party contained in this Agreement or otherwise limit or affect the remedies available hereunder to the Party receiving such notice.

        Section 6.11    Control of Operations.    Without in any way limiting any Party's rights or obligations under this Agreement, the Parties understand and agree that (a) nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the operations of the Company Entities prior to the Closing and (b) prior to the Closing, each of Parent and the Company Entities shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over their own operations.

        Section 6.12    Section 16 Matters.    Prior to the Effective Time, Parent and the Company shall take all such steps as may be required (to the extent permitted under Applicable Law) to cause any dispositions of Common Units (including derivative securities with respect to Common Units) or resulting from the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

        Section 6.13    No Solicitation or Withdrawal of Recommendation.

        (a)    No Solicitation.

            (i)  Except as set forth in Section 6.13(a)(ii) and Section 6.13(a)(iii), the Company, Swan Sponsor and ManagementCo agree that neither they nor any of their Subsidiaries, nor any of their respective officers, managers or directors (including the Company Board) shall, and that they shall instruct and cause their respective Affiliates and Representatives (collectively, the "Non-Solicit Parties") not to, directly or indirectly:

            (A)  initiate, solicit or knowingly facilitate or encourage any inquiries or discussions regarding, or the making or submission of, any proposal, request or offer that constitutes, or could reasonably be expected to lead to, any Alternative Proposal;

            (B)  approve, endorse, recommend or enter into any contract or agreement in principle, whether written or oral, with any Person (other than Parent and Merger Sub) concerning any letter of intent, memorandum of understanding, acquisition agreement, merger agreement, joint venture agreement, partnership agreement or other similar contract concerning an Alternative Proposal (other than negotiating and entering into a confidentiality and standstill agreement in accordance with Section 6.13(a)(iii)) (an "Alternative Acquisition Agreement");

            (C)  terminate, amend, release, modify, or fail to enforce any provision of, or grant any permission, waiver or request under, any standstill, confidentiality or similar contract entered into by one or more of the Company, Swan Sponsor or ManagementCo in respect of or in contemplation of an Alternative Proposal (other than to the extent the Company Board determines in good faith, after consultation with its outside financial and legal advisors, that failure to take any such actions under this Section 6.13(a)(i)(C) would not be in the best interests of the Company's unitholders);

            (D)  conduct, engage in, continue or otherwise participate in any discussions or negotiations regarding any Alternative Proposal;

            (E)  furnish any non-public information relating to any of the Company Entities, or afford access to the books or records or Representatives of any of the Company Entities, to any third party that, to the Knowledge of the Company Entities, after consultation with their Representatives, is seeking to or may make, or has made, an Alternative Proposal; or

            (F)  resolve or publicly propose or announce to do any of the foregoing.

           (ii)  Notwithstanding anything to the contrary in this Agreement and subject to the conditions in Section 6.13(a)(iii) and solely in response to an Alternative Proposal made on or after the date of this Agreement by a Person who is not a Prior Bidder or an Affiliate of a Prior Bidder (such Person, an "Eligible Person") and prior to the expiration of the Unitholder Consent Period, the Non-Solicit Parties may, with respect to the Eligible Person that has made such Alternative Proposal:

            (A)  in response to a request therefor by such Eligible Person, provide information or afford access to the books and records or Representatives of any of the Company Entities; and

            (B)  engage or participate in any discussions or negotiations with such Eligible Person (and its Representatives) with respect to such Alternative Proposal.

          (iii)  The Company Entities and Swan Sponsor may not take the actions described in Section 6.13(a)(ii) unless, prior to taking any such action:

            (A)  the Company Entities have (1) received from such Eligible Person an executed confidentiality agreement on terms that are no less restrictive than those contained in the Confidentiality Agreement, excluding any standstill provisions (and compliant with the last sentence of Section 6.13(f)) and (2) disclosed to Parent (and, if applicable, contemporaneously provided copies of) any non-public information to be provided to such Eligible Person and any books or records to which such Eligible Person will be afforded access, in each case, to the extent not previously provided or made available to Parent or its Representatives;

            (B)  the Company Board has delivered to Parent written notice prior to taking any such action (1) stating that the Company Board intends to take such action, (2) stating that the Company Board has made the determination set forth in Section 6.13(a)(iii)(C)) and (3) including an unredacted, executed copy of the confidentiality agreement described in Section 6.13(a)(iii)(A)and

            (C)  the Company Board has determined, after consultation with its outside financial and legal advisors, that such Alternative Proposal either constitutes a Superior Proposal or is reasonably likely to result in a Superior Proposal.

        (b)    No Withdrawal of Recommendation.    Except as set forth in Section 6.13(c), no Non-Solicit Party shall:

            (i)  withdraw, qualify or modify, in a manner adverse to Parent or Merger Sub, the Board Recommendation;

           (ii)  fail to announce publicly, within 10 Business Days after a tender offer or exchange offer relating to any securities of the Company Entities has been commenced, that the Company Board recommends rejection of such tender or exchange offer;

          (iii)  fail to include the Board Recommendation in the Information Statement distributed to the Unitholders in connection with the Transactions;

          (iv)  approve, adopt or recommend any Alternative Proposal; or

           (v)  resolve or publicly propose to do any of the foregoing (any such prohibited action described in clause 6.13(b)(i) through this clause 6.13(b)(v) being referred to as a "Withdrawal of Recommendation");

provided that the making of any determination of the Company Board (or any committee thereof) to provide, or the provision of, a Superior Proposal Notice in compliance with the terms of this Agreement shall not, in and of itself, be deemed a Withdrawal of Recommendation.

        (c)    Certain Permitted Withdrawals of Recommendation.    Subject to Section 6.13(d), at any time prior to the end of the Unitholder Consent Period, the Company Board may effect, or cause the Company Entities to effect, as the case may be, a Withdrawal of Recommendation if: (i) the Company Board determines that after complying with Section 6.13(d)(i), an Alternative Proposal proposed or offered by an Eligible Person constitutes a Superior Proposal and (ii) the Company Board determines, after consultation with its outside financial and legal advisors, that the Transactions (after taking into account the provision of the Short-Term Credit Facility by an Affiliate of Parent to the Company) are not in the best interests of the Unaffiliated Unitholders.

        (d)    Procedure Prior to Withdrawal of Recommendation.

            (i)  Superior Proposal. The Company Board shall be entitled to effect, or cause the Company Entities to effect, a Withdrawal of Recommendation in connection with a Superior Proposal (to the extent permitted under Section 6.13(c)), only if (A) the Company shall have delivered to Parent a written notice (a "Superior Proposal Notice") (1) stating that the Company Board intends to take such actions pursuant to Section 6.13(c), and (2) stating that the Company Board has made the determinations set forth in Section 6.13(c)(c)(i) and 6.13(c)(c)(ii) and (3) including an unredacted copy of such Superior Proposal and proposed and unredacted form of any Alternative Acquisition Agreement related to such Superior Proposal, and (B) the Negotiation Period shall have expired. During the five (5) Business Day period commencing on the date of Parent's receipt of such Superior Proposal Notice (such period, the "Negotiation Period") (it being understood and agreed that any material amendment to the terms of a Superior Proposal shall require a new Superior Proposal Notice and a new Negotiation Period), the Company Entities and Swan Sponsor

  shall engage in good faith negotiations with Parent (to the extent Parent desires to negotiate) regarding an amendment of this Agreement so that the Alternative Proposal that is the subject of the Superior Proposal Notice ceases to be a Superior Proposal. Nothing set forth in this Section 6.13(d)(i) shall extend or be deemed to extend the Unitholder Consent Period.

           (ii)  In the event the Parties enter into an amendment to this Agreement during the Negotiation Period and if reasonably requested by Parent, (A) the applicable Company Entities and Swan Sponsor will execute a written consent approving such amendment and (B) the Company and Swan Sponsor will promptly take all action necessary to seek to obtain the written consent of the holders of a Unit Majority approving such amendment substantially in the form of Exhibit D and in compliance with the Delaware LLC Act and the LLC Agreement (such consent, the "Amendment Consent").

        (e)   Certain Permitted Disclosure.    Nothing contained in this Section 6.13 shall be deemed to prohibit the Company Entities and Swan Sponsor from complying with their required disclosure obligations under applicable law with regard to an Alternative Proposal; provided, however, that the Company Board (or any committee thereof) shall not effect any Withdrawal of Recommendation, except in accordance with Section 6.13(c) and Section 6.13(d) and provided, further, that in no event shall any Stop-Look-and-Listen communication contemplated by Rule 14d-9(f) under the Exchange Act be deemed to be a Withdrawal of Recommendation or to violate this Section 6.13.

        (f)    Notice.    Without limiting anything in this Section 6.13, the Company Entities and Swan Sponsor shall promptly (and, in any event, within 24 hours) notify Parent orally and in writing if any inquiries, proposals or offers with respect to an Alternative Proposal or requests for non-public information relating to any of the Company Entities (other than requests for information in the ordinary course of business consistent with past practice and unrelated to an Alternative Proposal) are received by, or any discussions or negotiations with respect to an Alternative Proposal are sought to be initiated or continued with, any of the Company Entities, Swan Sponsor or any of their respective representatives, indicating, in connection with such notice, the material terms and conditions of such discussions, proposals, offers or requests. The Company Entities and Swan Sponsor shall not, and shall cause their respective Subsidiaries and Representatives not to, enter into any contract that would prohibit them from providing the information required to be provided to Parent pursuant to this Section 6.13(f).

ARTICLE VII

POST-CLOSING COVENANTS

        Section 7.1    Further Assurances.    From time to time after the Closing Date, at the request of any Party and at the expense of such Party so requesting, each of the Parties shall execute and deliver to such requesting Party such documents and take such other action as such requesting Party may reasonably request in order to consummate more effectively the Management Member Transfer; provided, however, that no such document or action shall increase any Party's liabilities, nor decrease its rights, under this Agreement.

        Section 7.2    Insurance and Indemnities.

        (a)   Parent shall ensure that all rights to exculpation, indemnification and advancement of expenses existing in favor of any of the current and former members, directors, officers, fiduciaries and employees of any of the Company Entities or Swan Sponsor or its Affiliates (each, an "Indemnified Person") that are included in the Charter Documents of any of the Company Entities as of the date of this Agreement shall survive Closing and shall continue in full force and effect for a period of six (6) years after the Closing Date, without amendment or modification, unless otherwise required by Applicable Law, provided, however, that all rights to indemnification in respect of any claim asserted or made during said six- (6-) year period shall continue until the final disposition of such claim.

        (b)   Parent shall provide (or cause to be provided for, which includes the continuation of the current policy) each individual who served as a director or officer of any of the Company Entities at any time prior to the Closing Date other than any director that is an employee of Swan Sponsor or any of its Controlling Affiliates (the "Covered Officers and Directors") with liability insurance with respect to acts or omissions occurring prior to the Closing Date for a period of six (6) years after the Closing Date that is no less favorable in coverage and amount than any applicable insurance in effect immediately prior to the Closing Date. Such insurance shall, among other things, (i) not provide for any allocation of the coverage or benefits thereof to any Person other than the Covered Officers and Directors, (ii) provide coverage to the Covered Officers and Directors substantially identical to that which would be provided under a policy covering only "independent" directors of an entity and (iii) contain a no-rescission endorsement or the substantive equivalent thereof.

        (c)   In the event Parent or any of the Company Entities or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving company or entity of such consolidation or merger or converts into any other Person or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, Parent shall cause proper provision to be made so that the successors and assigns of Parent or such Company Entities, as applicable, shall assume the obligations set forth in this Section 7.2.

        (d)   The obligations of Parent and the Company Entities under this Section 7.2 shall not be terminated or modified in such a manner so as to adversely affect any Indemnified Person without the consent of such Indemnified Person (it being expressly agreed that the Indemnified Persons shall be third-party beneficiaries of this Section 7.2). The rights of each Indemnified Person hereunder shall be in addition to any other rights such Indemnified Persons may have under the Charter Documents of any of the Company Entities, under the laws of the State of Delaware or otherwise.

ARTICLE VIII

EMPLOYEES AND EMPLOYEE BENEFITS

        Section 8.1    Compensation and Benefits.

        (a)   With respect to each of the Business Employees whose employment with Parent or its Affiliates (including the Company Entities) continues following the Closing Date other than the employees set forth on Schedule 8.1(a) (the "Continuing Employees"), Parent shall or shall cause its Affiliate to, for a period of six (6) months following the Closing Date, (i) provide a base salary or base hourly wage rate and annual bonus or commission opportunities that are no less favorable than those in effect for the Continuing Employees immediately prior to the Closing Date and (ii) make available a package of employee benefits and supplemental pay that is substantially comparable in the aggregate to the package of employee benefits provided by Buyer and its Affiliates to their similarly situated employees. Nothing in the preceding sentence or any other provision of the Agreement shall be interpreted to interfere with Parent's rights (A) to amend or terminate any of the Benefit Plans after the Closing in accordance with Applicable Laws and each such Benefit Plan's terms; or (B) to hire or terminate the employment of any employee of the Company Entities (including any Continuing Employee).

        (b)   Effective from and after the Closing Date, the Continuing Employees shall be given credit for all purposes under the employee benefit plans, programs, policies and arrangements (other than with respect to any "defined benefit plan" as defined in Section (3)(35) of ERISA or retiree medical benefits) maintained from time to time by Parent or the Company Entities in which the Continuing Employees participate, for such Continuing Employees' service with any of the Company Entities or their Affiliates including vesting, eligibility and benefit entitlement, to the same extent and for the same purposes that such service was taken into account under a corresponding Benefit Plan as of the Closing Date.

        Section 8.2    Plant Closings and Mass Layoffs.    Swan Sponsor agrees to provide, or shall cause its Affiliates to provide, any required notice under and to otherwise comply with, the WARN Act with respect to employment losses of Business Employees that occur prior to the Closing Date. Parent agrees to provide, or shall cause its Affiliates to provide, any required notice under and to otherwise comply with, the WARN Act with respect to employment losses of Business Employees that occur on or after the Closing Date. Swan Sponsor and Parent will cooperate and use their reasonable endeavors to provide data to each other to assist both Swan Sponsor and Parent in ascertaining their obligations under the WARN Act in connection with the transactions contemplated by this Agreement and Parent and its Affiliates shall take no post-Closing action that will cause any pre-Closing employment loss to have been subject to notice requirements under the WARN Act.

        Section 8.3    Termination of Participation in Swan Sponsor Benefit Plans.    Effective as of and contingent upon the Closing, Swan Sponsor shall take such actions as are necessary to cause the Company Entities to terminate their participation as adopting employers of any Swan Sponsor Benefit Plans.

        Section 8.4    No Third-Party Beneficiaries.    The provisions of this Article VIII are for the sole benefit of the Parties and nothing herein, expressed or implied, is intended or shall be construed to confer upon or give to any Person (including, for the avoidance of doubt, any employee of any of the Company Entities or other current or former employee of Swan Sponsor or Parent or any of their Affiliates or any labor representative of the employees of the Company Entities), other than the Parties and their respective permitted successors and assigns, any legal or equitable or other rights or remedies (including with respect to the matters provided for in this Article VIII) under or by reason of any provision of this Agreement. Nothing in this Article VIII shall amend, or be deemed to amend (or prevent the amendment or termination of), any Benefit Plan or any compensation or benefit plan of Swan Sponsor, ManagementCo, the Company or Parent or any of their respective Affiliates. Parent shall have no obligation to continue to employ or retain the services of any employee of the Company Entities for any period of time following the Closing and, except as specifically provided in this Article VIII, Parent shall be entitled to modify any compensation or benefits provided to, and any other terms or conditions of employment of, any such employees in its absolute discretion.

ARTICLE IX

CONDITIONS TO OBLIGATIONS OF THE PARTIES

        Section 9.1    Conditions to Each Party's Obligation.    The respective obligation of each Party to consummate the transactions contemplated herein is subject to the satisfaction at or prior to the Closing of each of the following conditions, any or all of which may be waived in writing, in whole or in part, by the Parties acting jointly to the extent permitted by Applicable Law:

        (a)   no Applicable Law or Order issued by any court or Governmental Authority that prohibits or makes illegal the consummation of the transactions contemplated hereby shall be in effect;

        (b)   any waiting periods applicable to the transactions contemplated hereby under the HSR Act and any extensions thereof shall have expired or been terminated;

        (c)   the Competition Approvals set forth in clause (a) of the definition thereof shall have been received;

        (d)   the approval from the CPUC for the transactions contemplated hereby shall have been obtained;

        (e)   the Non-Managing Member Consent and, if applicable, any Amendment Consents shall have been obtained in accordance with applicable law and the Information Statement shall have been cleared by the SEC and shall have been sent to the Members (in accordance with Regulation 14C of the Exchange Act) at least twenty (20) calendar days prior to the Closing; and

        (f)    the Unitholder Consent Period shall have expired.

        Section 9.2    Conditions to Obligations of Swan Sponsor, ManagementCo and the Company.    The obligations of each of Swan Sponsor, ManagementCo and the Company to consummate the transactions contemplated hereby are further subject to the satisfaction at or prior to the Closing of the following conditions, any of which may be waived by Swan Sponsor (on behalf of itself and ManagementCo) and the Company, as applicable, in writing, in whole or in part, to the extent permitted by Applicable Law:

        (a)   (i) each of the representations and warranties of Parent set forth in Article V, other than the Parent Fundamental Representations, shall be true and correct in all respects (provided, however, that for purposes of determining the accuracy of such representations and warranties pursuant to this sentence, all qualifications as to materiality, material adverse effect or similar words contained in such representations and warranties shall be disregarded) as of the Closing Date as though made on and as of the Closing Date (except that, in each case, representations and warranties that speak as of a specified date shall have been true and correct only on such date), except for failures to be so true and correct in all respects that would not reasonably be expected to have, individually, or in the aggregate, a material adverse effect on Parent's ability to consummate the transactions contemplated by this Agreement, and (ii) the representations and warranties of Parent set forth in the Parent Fundamental Representations shall be true and correct in material all respects (provided, however, that for purposes of determining the accuracy of such representations and warranties pursuant to this sentence, all qualifications as to materiality, material adverse effect or similar words contained in such representations and warranties shall be disregarded) as of the Closing Date as though made on and as of the Closing Date (except that, in each case, representations and warranties that speak as of a specified date shall have been true and correct in all material respects only on such date);

        (b)   Parent shall have performed in all material respects its obligations under this Agreement required to be performed by Parent at or prior to the Closing Date pursuant to the terms hereof;

        (c)   Parent shall have delivered to Swan Sponsor a certificate as to the satisfaction of the conditions set forth in Sections 9.2(a) and 9.2(b), dated as of the Closing and executed by an officer of Parent; and

        (d)   Parent shall have delivered to Swan Sponsor or its Affiliates each of those items set forth in Section 3.5(b).

        Section 9.3    Conditions to Obligations of Parent.    The obligations of Parent to consummate the transactions contemplated hereby are further subject to the satisfaction (or waiver) at or prior to the Closing of the following conditions, any and all of which may be waived by Parent in writing, in whole or in part, to the extent permitted by Applicable Law:

        (a)   (i) each of the representations and warranties of Swan Sponsor, ManagementCo and the Company set forth in Article IV, other than the Swan Sponsor Fundamental Representations, shall be true and correct in all respects (provided, however, that for purposes of determining the accuracy of such representations and warranties, other than the representations and warranties set forth in the penultimate sentence of Section 4.4(b), all qualifications as to Material Adverse Effect, materiality or similar words contained in such representations and warranties shall be disregarded) as of the Closing Date as though made on and as of the Closing Date (except that, in each case, representations and warranties that speak as of a specified date shall have been true and correct only on such date), except for failures to be so true and correct that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect (provided, for purposes of this Section 9.3(a)(i), a material adverse effect on the financial condition, business, assets or results of operations of the Company

Entities, taken as a whole, shall be deemed to occur if it would be reasonably expected that the Damages suffered by Parent or any Company Entity as a result thereof (after taking into consideration the reasonably likely results of mitigation efforts and insurance coverage) would exceed sixty million dollars ($60,000,000)), and (ii) the representations and warranties of Swan Sponsor, ManagementCo and the Company set forth in the Swan Sponsor Fundamental Representations shall be true and correct in all material respects (provided, however, that for purposes of determining the accuracy of such representations and warranties, all qualifications as to materiality, Material Adverse Effect or similar words contained in such representations and warranties shall be disregarded) as of the Closing Date as though made on and as of the Closing Date (except that, in each case, representations and warranties that speak as of a specified date shall have been true and correct only on such date);

        (b)   each of Swan Sponsor, ManagementCo and the Company shall have performed in all material respects its obligations under this Agreement required to be performed by such Person at or prior to the Closing Date pursuant to the terms hereof;

        (c)   Swan Sponsor shall have delivered to Parent a certificate as to the satisfaction of the conditions contained in Sections 9.3(a) and 9.3(b), dated as of the Closing and executed by an officer of Swan Sponsor;

        (d)   the Company, Swan Sponsor or its Affiliates shall have delivered to Parent each of those items set forth in Section 3.5(a) and Section 3.6;

        (e)   either (i) the Company shall have obtained and provided to Parent the Rectification Order or (ii) the issue identified in the supporting Affidavit in the Rectification Order shall have been resolved to the satisfaction of Parent, acting reasonably;

        (f)    no Credit Event shall have occurred and no Bankruptcy Proceeding shall have commenced;

        (g)   each Swan Facility shall have the Minimum Cushion Gas in such Swan Facility;

        (h)   no Material Adverse Effect shall have occurred since the date of this Agreement; and

        (i)    if the Merger is completed as the FTM, then (A) the Company shall have provided the Company Section 116 Certificates to Parent in a form and substance acceptable to the Parent, acting reasonably, or (B) a portion of the consideration otherwise payable to Swan Sponsor at Closing that is equal to 25% of the fair market value of all "taxable Canadian property" (as defined in the Tax Act and shall include the interests of the Company in Niska Gas Storage Operations LLC and Niska Partners Coöperatief U.A.) that, as a result of such FTM, is the subject of a disposition under the Tax Act and for which a Company Section 116 Certificate in a form and substance acceptable to the Parent, acting reasonably, has not been delivered prior to Closing shall be subject to escrow and reduction as described in Section 12.1(g).

ARTICLE X

TERMINATION

        Section 10.1    Termination of Agreement.    This Agreement may be terminated at any time prior to the Closing:

        (a)   by mutual written agreement of Swan Sponsor, the Company and Parent (without the consent of any other Person);

        (b)   by Parent, if neither it nor Merger Sub is in material default of any of its respective obligations hereunder and there has been a breach by Swan Sponsor, ManagementCo or the Company of any of its respective obligations, representations or warranties contained in this Agreement that has not been waived in writing and that renders the conditions set forth in Sections 9.1 or 9.3 incapable of being satisfied by the Termination Date, and, in each case, such breach is not cured (if able to be cured) within thirty (30) Business Days of receipt of notice thereof by Parent to Swan Sponsor;

        (c)   by Swan Sponsor, if it and ManagementCo are not, or by the Company, if it is not, in material default of any of their respective obligations hereunder and there has been a breach by Parent or Merger Sub of any of their respective obligations, representations or warranties contained in this Agreement that has not been waived in writing and that renders the conditions set forth in Sections 9.1 or 9.2 incapable of being satisfied by the Termination Date, and, in each case, such breach is not cured (if able to be cured) within thirty (30) Business Days of receipt of notice thereof by Swan Sponsor or the Company to Parent;

        (d)   by either Swan Sponsor, the Company or Parent if the Closing shall not have occurred on or before the date that is two (2) years following the date hereof (the "Termination Date"); provided, however, that the right to terminate this Agreement under this Section 10.1(d) shall not be available to (i) Parent if Parent's or Merger Sub's breach of any provision of this Agreement shall have been the cause of, or shall have resulted in, the failure of the Closing to occur on or prior to such date, or (ii) Swan Sponsor if Swan Sponsor's, ManagementCo's or the Company's breach of any provision of this Agreement shall have been the cause of, or shall have resulted in, the failure of the Closing to occur on or prior to such date, or (iii) the Company if the Company's breach of any provision of this Agreement shall have been the cause of, or shall have resulted in, the failure of the Closing to occur on or prior to such date;

        (e)   by Swan Sponsor or the Company, if all of the conditions set forth in Sections 9.1 and 9.3 have been satisfied (other than those conditions that by their nature cannot be satisfied other than at the Closing) and Parent or Merger Sub fails to consummate the Closing on the date the Closing should have occurred pursuant to Section 2.3, and Swan Sponsor, ManagementCo and the Company each stood ready and willing to consummate on that date;

        (f)    by Parent, if all of the conditions set forth in Sections 9.1 and 9.2 have been satisfied (other than those conditions that by their nature cannot be satisfied other than at the Closing) and Swan Sponsor, ManagementCo or the Company fails to consummate the Closing on the date the Closing should have occurred pursuant to Section 2.3, and Parent and Merger Sub each stood ready and willing to consummate on that date;

        (g)   by Parent, if the Company has materially breached any of its obligations under Section 6.13;

        (h)   by Parent, (A) if a copy of the duly obtained Non-Managing Member Consent, certified as true and complete by an executive officer of ManagementCo, has not been delivered to Parent within one (1) hour following the execution and delivery of this Agreement or (B) if copies of duly obtained Amendment Consents, certified as true and complete by an executive officer of ManagementCo, have not been delivered to Parent within 72 hours following the later of (x) the execution and delivery of an amendment of this Agreement and Parent's request to seek to obtain the Amendment Consents, in each case as contemplated by Section 6.13(d);

        (i)    by Parent, if the Company Board has made a Withdrawal of Recommendation; or

        (j)    by the Company, if the Company Board has made a Withdrawal of Recommendation in compliance with Section 6.13 in all material respects; provided that prior to, and as a condition of, any termination of this Agreement by the Company pursuant to this Section 10.1(j), the Company shall have paid the Termination Fee and Parent Expenses to Parent pursuant to Section 10.2.

        Section 10.2    Effect of Termination.

        (a)   In the event of the termination of this Agreement as provided in Section 10.1, written notice thereof shall be given to the other Party or Parties, specifying the provision of this Agreement pursuant to which such termination is made. Except for this Article X, Articles I and XIII, Section 6.1(g) and

Section 11.9, upon termination of this Agreement pursuant to Section 10.1, this Agreement shall be of no further force and effect and no Party shall have any further liability or rights hereunder.

        (b)   Notwithstanding Section 10.2(a), termination of this Agreement pursuant to Sections 10.1(b), 10.1(c), 10.1(e) or 10.1(f) shall not in any way limit or restrict the rights and remedies of any Party against any other Party that has violated or breached any of the representations, warranties, agreements or other provisions of this Agreement prior to termination hereof or against any of the Guarantors.

        (c)   In the event of termination of this Agreement by Parent, the Company or Swan Sponsor as provided above in Section 10.1(d), this Agreement (other than this Article X, Articles I and XIII and Section 6.1(g) shall forthwith become void and there shall be no liability on the part of any Party (or their respective officers or directors), except based upon obligations set forth in Section 13.1 and in the immediately preceding sentence, and except that Parent shall thereupon promptly return or destroy (and cause its agents and representatives to return or destroy) to Swan Sponsor all documents (and copies thereof) furnished to Parent by or on behalf of Swan Sponsor or the Company, and Parent shall continue to adhere to the Confidentiality Agreement.

        (d)   In the event Swan Sponsor or the Company, as applicable, terminates this Agreement pursuant to Sections 10.1(c) or 10.1(e), then Parent shall pay the Company an amount equal to Swan Sponsor's, ManagementCo's and the Company's out-of-pocket expenses (including attorney's fees and fees of its financial advisor), in the aggregate, related to this Agreement and the transactions contemplated herein within ten (10) days of such termination. For the avoidance of doubt, the foregoing expenses reimbursement shall not be the sole and exclusive remedy of Swan Sponsor, ManagementCo or the Company.

        (e)   In the event Parent terminates this Agreement pursuant to Section 10.1(b) or 10.1(e), then Swan Sponsor shall pay Parent an amount equal to Parent's out-of-pocket expenses (including attorney's fees and fees of its financial advisor), in the aggregate, related to this Agreement and the transactions contemplated herein within ten (10) days of such termination. For the avoidance of doubt, the foregoing expenses reimbursement shall not be the sole and exclusive remedy of Parent.

        (f)    In the event that this Agreement is terminated by Parent pursuant to Section 10.1(g), Section 10.1(h)(B) or Section 10.1 (i), then the Company shall pay to Parent a termination fee of TWENTY SEVEN MILLION DOLLARS ($27,000,000) (the "Termination Fee") by wire transfer of immediately available funds prior to and, as a condition of, such termination.

        (g)   In the event that this Agreement is terminated by Parent pursuant to, Section 10.1(g), Section 10.1(h)(B) or Section 10.1(i), or by Company pursuant to Section 10.1(j), then (without limiting any obligation of the Company to pay, and in addition to, any fee payable pursuant to Section 10.2(f) or Section 10.2(h), as applicable) the Company shall also pay Parent an amount up to $5 million equal to Parent's out-of-pocket expenses (including attorney's fees and fees of its financial advisor) (the "Parent Expenses"), in the aggregate, incurred in connection with this Agreement and the transactions contemplated herein within ten (10) days of such termination.

        (h)   In the event that this Agreement is terminated by the Company pursuant to Section 10.1(j), then the Company shall pay to Parent the Termination Fee by wire transfer of immediately available funds prior to and, as a condition of, such termination.

        (i)    In the event that the Termination Fee and the amounts due under Section 10.2(g) are paid by the Company in accordance with this Article X, such payments shall be the sole and exclusive remedy of Parent and Merger Sub against the Company Entities and Swan Sponsor for any and all losses, claims, damages, liabilities, costs, fees, expenses, judgments, inquires and fines suffered as a result of any breach of any representation, warranty, covenant or agreement in this Agreement by the Company Entities or Swan Sponsor.

 ARTICLE XI

SURVIVAL; INDEMNIFICATION

        Section 11.1    Survival.    Except for as set forth in Article XII, each of the representations or warranties in Articles IV and V and each of the covenants and agreements of the Parties contained in this Agreement or in any certificate or other writing delivered pursuant hereto or in connection herewith shall terminate at Closing, except that (i) Fundamental Representations shall survive until 90 days after the expiration of the applicable statute of limitations (including any applicable extensions and waivers) and (ii) the covenants and agreements of the Parties contained in this Agreement or in any certificate or other writing delivered pursuant hereto or in connection herewith shall survive the Closing in accordance with their respective express terms or for the period of the applicable statute of limitations. Notwithstanding the preceding sentence, any claim for indemnification for any breach of any covenant, agreement, representation or warranty referred to in clause (i) or (ii) of the preceding sentence that is asserted in good faith by written notice (which notice must include reasonable detail regarding the specifics of such breach or inaccuracy, such claim, the basis for indemnification and, to the extent reasonably determinable, an estimate of the amount of Damages suffered) from the Indemnified Party to the Indemnifying Party prior to the expiration of the survival period set forth in clause (i) or (ii) of the immediately preceding sentence, as applicable, shall not thereafter be barred by the expiration of such survival period.

        Section 11.2    Indemnification.

        (a)   Effective at and after the Closing and subject to the other provisions of this Article XI, Swan Sponsor hereby indemnifies Parent and Merger Sub and their successors and permitted assigns against and agrees to hold each of them harmless from any and all damage, loss and expense (including reasonable attorneys' fees and expenses in connection with any action, suit or proceeding involving a third-party claim) ("Damages") actually suffered by Parent, Merger Sub, any Company Entity or any their successors or permitted assigns to the extent arising out of:

            (i)  any breach of any Swan Sponsor Fundamental Representation;

           (ii)  any breach by Swan Sponsor or an of the Company Entities of any covenant or agreement made or to be performed by Swan Sponsor or any Company Entity pursuant to this Agreement; or

          (iii)  any Swan Sponsor Benefit Plan Liabilities.

        (b)   Effective at and after the Closing and subject to the other provisions of this Article XI, Parent hereby indemnifies Swan Sponsor and its successors and permitted assigns against and agrees to hold each of them harmless from any and all Damages actually suffered by Swan Sponsor, its successors or permitted assigns arising out of:

            (i)  any breach of a Parent Fundamental Representation; or

           (ii)  any breach by Parent or Merger Sub of any covenant or agreement made or to be performed by Parent or Merger Sub pursuant to this Agreement.

        (c)   Subject to Section 11.7, Swan Sponsor's aggregate liability under this Article XI and Article XII shall not exceed NINETY FOUR MILLION SIXTY ONE THOUSAND SIX HUNDRED FIFTY NINE DOLLARS ($94,061,659.00). Subject to Section 11.7, following the Effective Time and excluding the performance and satisfaction of any and all agreements, covenants and obligations of Parent or Merger Sub set forth in Section 3.1 and Section 3.2, Parent's aggregate liability under this Agreement shall not exceed NINETY FOUR MILLION SIXTY ONE THOUSAND SIX HUNDRED FIFTY NINE DOLLARS ($94,061,659.00).

        (d)   Solely for purposes of this Section 11.2, in determining whether any breach has occurred and in determining the amount of any Damages, all representations and warranties that are qualified by materiality or by reference to Material Adverse Effect or similar terms shall be deemed to be not so qualified.

        (e)   Notwithstanding any provision in this Agreement, the Unitholders' Representative shall not be liable to any Person as a result of any action taken (or failure to take any action) in its capacity as Unitholders' Representative.

        Section 11.3    Third-Party Claim Procedures.

        (a)   The Party seeking indemnification under this Article XI (the "Indemnified Party") agrees to give prompt notice in writing to the Party against whom indemnity is to be sought (the "Indemnifying Party") of the assertion of any claim or the commencement of any suit, action or proceeding by any third party ("Third-Party Claim") in respect of which indemnity may be sought under such Section. Such notice shall set forth in reasonable detail such Third-Party Claim and the basis for indemnification (taking into account the information then available to the Indemnified Party). The failure to so notify the Indemnifying Party of a Third-Party Claim that arises within the applicable limitations period set forth in Section 11.1 shall not relieve the Indemnifying Party of its obligations hereunder, except to the extent such failure shall have actually prejudiced the Indemnifying Party.

        (b)   The Indemnifying Party shall be entitled to participate in the defense of any Third-Party Claim and, subject to the limitations set forth in this Section 11.3, shall be entitled to control and appoint lead counsel for such defense, in each case at its own expense.

        (c)   If the Indemnifying Party shall assume the control of the defense of any Third-Party Claim in accordance with the provisions of this Section 11.3, (i) the Indemnifying Party shall obtain the prior written consent of the Indemnified Party (which shall not be unreasonably withheld, conditioned or delayed) before entering into any settlement of such Third-Party Claim, if the settlement does not expressly unconditionally release the Indemnified Party and its Affiliates from all liabilities and obligations with respect to such Third-Party Claim or the settlement imposes injunctive or other equitable relief against the Indemnified Party or any of its Affiliates and (ii) the Indemnified Party shall be entitled to participate in the defense of any Third-Party Claim and to employ separate counsel of its choice for such purpose. The fees and expenses of such separate counsel shall be paid by the Indemnified Party.

        (d)   In connection with the defense or prosecution of any Third-Party Claim, each Party shall (i) cooperate, and cause its respective Affiliates to cooperate, in the defense or prosecution of such claim, (ii) furnish or cause to be furnished such documents, records, information and testimony, grant or cause to be granted access to all reasonably requested witnesses, and attend such conferences, discovery proceedings, hearings, trials or appeals, in each case as may be reasonably requested in connection therewith, and (iii) take all reasonable steps to make available to the other Party, upon written request, its former and current employees, other personnel and agents (whether as witnesses or otherwise) to the extent that such persons may reasonably be required in connection therewith. Neither Swan Sponsor nor Parent shall (and each of Swan Sponsor and Parent shall cause its respective Affiliates not to) destroy or dispose of any documents, records or information related to the defense or prosecution of any Third-Party Claim without first using its reasonable best efforts to notify the other Party of the proposed destruction or disposition and giving the other Party the opportunity to take possession of or copy such documents, records or information prior to such destruction or disposition.

        Section 11.4    Direct Claim Procedures.    In the event an Indemnified Party has a claim for indemnity under this Article XI against an Indemnifying Party that does not involve a Third-Party Claim, the Indemnified Party agrees to give prompt notice in writing of such claim to the Indemnifying Party. Such notice shall set forth in reasonable detail such claim and the basis for indemnification

(taking into account the information then available to the Indemnified Party). The failure to so notify the Indemnifying Party shall not relieve the Indemnifying Party of its obligations hereunder, except to the extent such failure shall have actually prejudiced the Indemnifying Party.

        Section 11.5    Calculation of Damages.

        (a)   Notwithstanding anything to the contrary herein, the Indemnifying Party shall not be liable under this Agreement for any (i) consequential, indirect, incidental, special, exemplary or punitive Damages, (ii) Damages for lost profits or opportunities or diminution in value or Damages based on a multiple, or (iii) Damages arising out of changes after the Closing Date in Applicable Law.

        (b)   Each Indemnified Party shall use its reasonable best efforts to mitigate any loss or Damages for which such Indemnified Party seeks indemnification under this Agreement.

        (c)   Each Indemnified Party shall use its commercially reasonable efforts to collect any amounts available under insurance coverage; provided that the foregoing shall have no effect on the Indemnifying Party's obligations under this Section 11.5. To the extent that an Indemnified Party receives any amounts pursuant to any such insurance claim, such Indemnified Party shall pay such amount to the Indemnifying Party; provided that (i) the Indemnifying Party has discharged its obligations to the Indemnified Party in full with regard to the Damages relating to any such insurance claim and (ii) in no event shall the Indemnified Party be obligated to pay over to the Indemnifying Party any amount in excess of the amount received from the Indemnifying Party in relation to such Damages.

        Section 11.6    Assignment of Claims.    If the Indemnified Party receives any payment from an Indemnifying Party in respect of any Damages pursuant to Section 11.2 and the Indemnified Party potentially could have recovered all or a part of such Damages from a third party (a "Potential Contributor"), to the extent permitted by applicable law or contract, the Indemnified Party shall assign such of its rights to proceed against the Potential Contributor as are necessary to permit the Indemnifying Party to recover from the Potential Contributor the amount of such payment.

        Section 11.7    Sole and Exclusive Remedy.    After the Closing, except as expressly set forth in this Article XI or Article XII, each Party hereto (on behalf of itself and its successors, permitted assigns and Affiliates) waives, releases and forever discharges any rights, suits, liabilities (including strict liabilities and liabilities under any Applicable Law, including Environmental Laws), demands, actions, claims, (including any claims for equitable or injunctive relief), proceedings, obligations, debts, Damages, losses, costs, expenses, notices of violation, administrative orders, lost profits, diminutions in value, fines, penalties, charges, fees, expenses, judgments, awards, amounts paid in settlement, costs or expenses of any kind or nature (including attorneys' fees, consulting fees and expenses, out-of-pocket costs including court costs and other costs of defense including the costs of investigating any and all threatened claims, suits, actions or proceedings), whether known or unknown, and whether past, present or future (collectively, "Claims"), it or its successors, permitted assigns or Affiliates may have now or in the future against each other Party or any of its Affiliates or its or their respective officers, directors or employees, whether in law or in equity, relating to or arising out of this Agreement. For the avoidance of doubt, the Claims waived, released, and forever discharged by the Parties include any and all claims under any Applicable Law, including Environmental Laws, (whether now or hereinafter in effect) including claims for contribution or other rights of recovery arising out of or relating to the foregoing, including Remediation, non-compliance with Applicable Laws, including Environmental Laws, claims for breach of contract, breach of representation or warranty, negligent misrepresentation and all other claims for breach of duty. After the Closing, Article XI and Article XII will provide the sole and exclusive remedy for any and all Claims (other than claims arising out of fraud or other criminal acts on the part of any Party, it being understood that fraud shall not include claims arising out of negligent misrepresentation) in connection with this Agreement.

        Section 11.8    Purchase Price Adjustment.    Each Party shall treat all payments made pursuant to this Article XI or Article XII as adjustments to the Managing Member Purchase Price (and, if appropriate, the Merger Consideration paid to Swan Sponsor) for all Tax purposes.

        Section 11.9    No Recourse.    For the avoidance of doubt, this Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby may only be brought against, the entities that are expressly named as Parties (or their successors or permitted assigns) and then only with respect to the specific obligations set forth herein with respect to such Party (or its successors or permitted assigns). Except to the extent a Party is a named Party (and then only to the extent of the specific obligations undertaken by such named Party in this Agreement), (a) no past, present or future director, officer, employee, incorporator, member, partner, stockholder, financing source, agent, attorney, advisor or representative or Affiliate of any named Party to this Agreement and (b) no past, present or future director, officer, employee, incorporator, member, partner, stockholder, financing source, agent, attorney, advisor or representative or Affiliate of any of the foregoing shall have any liability (whether in contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any of the Parties under this Agreement (whether for indemnification or otherwise) of or for any Claim based on, arising out of, or related to this Agreement or the transactions contemplated hereby; provided, however, that nothing in this Section 11.9 shall limit the obligations or liabilities of any of the Guarantors under the Guaranty or any of the Swan Sponsor Guarantors under the Swan Sponsor Guaranty.

ARTICLE XII

TAX MATTERS

        Section 12.1    Tax Indemnity.

        (a)   Except as otherwise provided in this Agreement, Swan Sponsor shall indemnify and hold Parent Entities and their Affiliates harmless from (i) all liability for and any Claims relating to Taxes of Swan Sponsor for any period and (ii) all liability for and any Claims relating to Taxes of any Person other than a Company Entity for which a Company Entity may be liable by contract, operation of law, or otherwise with regard to, attributable to, or arising with respect to any Pre-Closing Period or the portion of any Straddle Period ending on the Closing Date and (iii) all liability for and any Claims relating to Taxes payable by Parent, Merger Sub or a Company Entity under section 116 of the Tax Act as a result of the transactions contemplated by this Agreement.

        (b)   With respect to a Straddle Period, the portion of Taxes attributable to the portion of such Straddle Period ending on the Closing Date shall be calculated as though the Straddle Period terminated as of the close of business on the Closing Date (provided that exemptions, allowances or deductions that are calculated on an annual basis (including depreciation and amortization deductions) shall be allocated between the portion of the Straddle Period ending on and including the Closing Date and the portion of the Straddle Period beginning immediately after the Closing Date in proportion to the number of days in each period); provided, however, that in the case of a Tax not based on income, receipts, proceeds, profits or similar items, such Taxes shall be equal to the amount of Tax for the Straddle Period multiplied by a fraction, the numerator of which shall be the number of days from the beginning of the Straddle Period through the Closing Date and the denominator of which shall be the number of days in the Straddle Period.

        (c)   Parent shall indemnify and hold Swan Sponsor harmless from and against any and all Taxes of, or pertaining or attributable to, the Company Entities with respect to any taxable period or portion of a Straddle Period that begins after the Closing Date.

        (d)   The indemnities provided in this Article XII shall survive the Closing until the date that is seven (7) years from the Closing Date.

        (e)   Swan Sponsor's liability pursuant to this Article XII shall be subject to the limitations set forth in Section 11.2(c).

        (f)    The amount of any refunds actually received (plus any interest received from a taxing authority attributable to such refund) by a Company Entity after the Closing of any Taxes described in Section 12.1 above or Taxes which are paid directly by Swan Sponsor (and which do not constitute part of the Merger Consideration and which are not put into escrow under Section 9.3(i)) to obtain a Company Section 116 Certificate, to the extent such amounts were actually indemnified and paid or otherwise borne by Swan Sponsor or its Affiliates pursuant to this Agreement, shall be for the account of Swan Sponsor. The amount of any such refund with respect to any Straddle Period shall be equitably apportioned in accordance with the principles set forth in Section 12.1(b). The Parties shall use commercially reasonable efforts (taking into account that reasonable costs and expenses incurred by Parent, the Company Entities and their Affiliates will be netted from the refunded amount or otherwise reimbursed by Swan Sponsor) to cooperate with each other, at the sole cost and expense of Swan Sponsor, such costs and expenses to be reimbursed on demand, to the extent permissible under Applicable Law, in obtaining and maximizing the amount of any such refunds, and Parent shall forward, and shall cause its Affiliates (including the Company Entities) to forward, to Swan Sponsor any such refund within thirty (30) days after such refund is actually received, net of any reasonable costs or expenses incurred by Parent, a Company Entity or its Affiliates in procuring such refund, including any Taxes actually paid by a Company Entity on such refund of Taxes net of any Tax benefits actually realized by a Company Entity (for the avoidance of doubt, in each case, not including the owners of the Company) as a result of the accrual or payment of such refunded Taxes (with the Taxes and Tax benefits being computed based on the applicable federal, state and provincial corporate income tax rates in effect for the year in which the refund is received or the accrual or payment of the refunded Taxes occurred, as applicable), it being understood that Parent, the Company Entities and their Affiliates shall have no obligation to take any action under this Section 12.1(f) that results in any unreimbursed adverse economic consequences to any of the them. For greater certainty, any refund that a Company Entity is legally entitled to but is received by a Parent Entity (or Affiliates of the Parent Entity or the Company Entities) shall be deemed, for the purposes of this Section 12.1(f), to be received by the Company Entity.

        (g)   In the event the Merger is completed as the FTM and amounts are required to be placed into escrow from the consideration otherwise payable to Swan Sponsor pursuant to Section 9.3(i), Swan Sponsor shall be responsible for 100% of any amounts required to be withheld pursuant to Section 116 of the Tax Act as a result of the transfers made by Company pursuant to the FTM. If a Company Section 116 Certificate is received after the Closing Date, 100% of any amounts held in escrow with respect to such Company Section 116 Certificate (other than amounts required to be remitted to the Receiver General for Canada in accordance with the Tax Act) shall be released to Swan Sponsor. In the event that any amounts are remitted to the Receiver General for Canada due to the failure to obtain any Company Section 116 Certificate (or the failure to obtain a clearance certificate with a sufficient certificate limit), then (i) in accordance with this section, Swan Sponsor shall economically bear, and be responsible for, the amounts required to be remitted, and the amounts so remitted shall be a reduction of in the consideration otherwise payable to Swan Sponsor under this Agreement; (ii) Swan Sponsor shall be entitled to prepare any applicable filings with the Canada Revenue Agency to apply for a refund of any such withholdings, and (iii) in accordance with Section 12.1(f), Parent shall, and shall cause its Affiliates, to use commercially reasonable efforts (taking into account that reasonable costs and expenses incurred by Parent, the Company Entities and their Affiliates will be netted from the refunded amount or otherwise reimbursed by Swan Sponsor) to cooperate with Swan Sponsor, at the sole cost and expense of Swan Sponsor, such costs and expenses to be reimbursed on demand in making such filings and, to the extent permissible under Applicable Law, obtaining and maximizing such refund, it being understood that Parent, the Company Entities and their Affiliates shall have no obligation to take any action under this Section 12.1(g) that results in any unreimbursed adverse economic consequences to any of them.

        Section 12.2    Preparation and Filing of Tax Returns.

        (a)   The Unitholders' Representative and its agents shall be entitled to prepare the IRS Form 1065 (and any similar or analogous U.S. state or local partnership income Tax Return) of the Company for any Tax period ending on or before the Closing Date that is due after the Closing Date. If the Unitholders' Representative elects to prepare such a Tax Return, then it shall prepare such Tax Return consistent with past practice (unless otherwise required by Applicable Law) and, not later than thirty (30) days prior to the due date for filing of such Tax Return, deliver a draft of such Tax Return, together with all supporting documentation and work papers, to the Parent for its reasonable review and comment, and Unitholders' Representative shall incorporate any reasonable comments received from Parent. With respect to all other Tax Returns of the Company Entities due after the Closing Date relating to a Pre-Closing Period or Straddle Period (for the avoidance of doubt, including those Tax Returns that Unitholders' Representative does not elect to prepare pursuant to the preceding two sentences), Parent shall cause the Surviving Entity to prepare consistent with past practice (unless otherwise required by Applicable Law) and deliver a copy of any such Tax Return, together with all supporting documentation and work papers, to the Unitholders' Representative and its agents for their reasonable review and comment promptly (in the case of an income Tax Return, not later than thirty (30) days prior to the due date for filing of such Tax Return), and Parent shall incorporate any reasonable comments received from Unitholders' Representative. Parent shall cause the Surviving Entity to (a) cause any Tax Returns prepared pursuant to this Section 12.2(a) to be timely filed as prepared, (b) provide a copy of such filed Tax Return to the Unitholders' Representative and its agents, and (c) promptly provide each Unitholder with any information required to be provided under Applicable Law in a manner and timing consistent with past practice (including, but not limited to, an IRS Form K-1 and any similar form under U.S. state or local or non-U.S. Applicable Law). Swan Sponsor shall pay to Parent an amount equal to the portion of any Taxes reflected on such Tax Returns that are its responsibility pursuant to Section 12.1 no later than the due date of the Tax Return.

        (b)   The Parties and their respective Affiliates shall make reasonable efforts to cooperate fully as and to the extent reasonably requested by the other Parties (including the Unitholders' Representative) in connection with the filing of Tax Returns and any Tax proceeding. Such cooperation shall include the retention and (upon the other Party's request) the provision of records, work papers and information which are reasonably relevant to any such Tax Return or Tax proceeding and explanation of any material provided hereunder.

        (c)   Unless required by applicable Law or except as set forth below, (i) no amended Tax Return with respect to a Pre-Closing Period or Straddle Period shall be filed by or on behalf of a Company Entity without consent of Swan Sponsor (which consent shall not be unreasonably withheld or delayed) if such amended Tax Return or settlement would increase the liability of Swan Sponsor with respect to Taxes, and (ii) no amended IRS Form 1065 (or any similar or analogous U.S. state or local partnership income Tax Return) of the Company for any Tax period ending on or before the Closing Date shall be filed by or on behalf of a Company Entity without consent of Swan Sponsor. Notwithstanding the above, Parent may file or cause to be filed an amended Tax Return (other than a Return described in Section 12.2(c)(ii) above) even if not required by applicable Law without the consent of Swan Sponsor, provided that any additional Taxes resulting therefrom will not be deemed to constitute Taxes that give rise to a liability of Swan Sponsor.

        Section 12.3    Procedures Relating to Indemnification of Tax Claims.    If a claim shall be made by any Taxing authority for which Swan Sponsor is or may be liable pursuant to this Agreement, the Parties shall follow the procedures set forth in Section 11.3.

        Section 12.4    Intended Tax Treatment.    For U.S. federal income tax purposes (and for purposes of any applicable U.S. state or local or non-U.S. Tax that follow the U.S. federal income tax treatment), the Parties intend to treat the Merger and the Managing Member Transfer as though: (a) if the Merger is completed as the FTM, (i) first, Swan Sponsor (or, if Swan Sponsor is disregarded as an entity separate from another Person, such other Person) sold the Managing Member Interest and Incentive Distribution Rights to Parent in exchange for the Managing Member Purchase Price and any other amounts properly treated as consideration therefor for U.S. federal income tax purposes, and (ii) second and immediately thereafter, the Company transferred assets to Parent in exchange for the Merger Consideration and any other amounts properly treated as consideration therefor for U.S. federal income tax purposes, and (iii) third and immediately thereafter, the Company distributed the Merger Consideration to the Members in complete liquidation of Company; or (b) if the Merger is completed as the RTM, (i) with respect to the Members, (A) Swan Sponsor (or, if Swan Sponsor is disregarded as an entity separate from another Person, such other Person) sold the Managing Member Interest and Incentive Distribution Rights to Parent in exchange for the Managing Member Purchase Price and any other amounts properly treated as consideration therefor for U.S. federal income tax purposes, and (B) the Members sold their respective Common Units to Parent in exchange for the Merger Consideration and any other amounts properly treated as consideration therefor for U.S. federal income tax purposes, and (ii) with respect to Parent, the Company distributed all of its assets to the Members and Parent purchased the assets of the Company from the Members in exchange for the Managing Member Purchase Price, the Merger Consideration and any other amounts properly treated as consideration therefor for U.S. federal income tax purposes (together, and as applicable, the "Intended Tax Treatment"). The Parties shall, and shall cause their Affiliates to, (i) report consistently with the Intended Tax Treatment in all Tax Returns unless required to do so by a final determination (as defined in Section 1313 of the Code) or a relevant change, enactment or publication of Applicable Law, and (ii) promptly advise each other regarding the existence of any (A) Tax audit, controversy or litigation related to the Intended Tax Treatment or (B) change, enactment or publication of Applicable Law that such Party believes is relevant to the Intended Tax Treatment and would require such Party to take a position inconsistent with the Intended Tax Treatment. No Party shall take any position in any Tax Return that is inconsistent with the Intended Tax Treatment unless required to do so by a final determination (as defined in Section 1313 of the Code) or a relevant change, enactment or publication of Applicable Law.

        Section 12.5    Purchase Price Allocation.    The Parties shall use commercially reasonable efforts to agree at or prior to Closing on an allocation of the Merger Consideration, the Managing Member Purchase Price and any other amounts properly treated as consideration for U.S. federal income tax purposes (to the extent known at such time) among the assets of Company that complies with the principles of Section 1060 of the Code and U.S. Treasury regulations promulgated thereunder (if agreed and as subsequently adjusted, the "Agreed Allocation"). The Parties shall, and shall cause their Affiliates to, (i) use commercially reasonable efforts to update the Agreed Allocation in a manner consistent with Section 1060 of the Code following any adjustment to the Merger Consideration or Managing Member Purchase Price pursuant to this Agreement, (ii) report consistently with the Agreed Allocation in all Tax Returns unless required to do so by a final determination (as defined in Section 1313 of the Code), and (iii) promptly advise each other regarding the existence of any Tax audit, controversy or litigation related to the Agreed Allocation. No Party shall take any position in any Tax Return that is inconsistent with the Agreed Allocation unless required to do so by a final determination (as defined in Section 1313 of the Code).

        Section 12.6    Transfer Taxes.    Notwithstanding any other provision of this Agreement, although the Parties do not necessarily anticipate that any such Taxes will be imposed, Parent and Merger Sub shall be solely responsible for the payment of, and shall reimburse, indemnify, defend and hold harmless all other Parties and their respective Affiliates with respect to, any and all transfer, sales, use, excise, real property transfer, gross receipts, goods and services, purchase, documentary, stamp, registration, retailer occupation or other similar Taxes ("Transfer Taxes") imposed with respect to the transactions contemplated by this Agreement and the Transaction Documents. For greater certainty, Transfer Taxes shall not include income or withholding Taxes, including Taxes imposed under section 116 of the Tax Act or under Section 1445 of the Code in respect of the transactions contemplated by this Agreement.

ARTICLE XIII

MISCELLANEOUS

        Section 13.1    Expenses.    Except as set forth in Section 6.5(a), Section 10.2 or as otherwise set forth in this Agreement, each of the Parties shall be solely responsible for and shall bear all of its own costs and expenses incident to its obligations under and in respect of this Agreement, the Transaction Documents and the transactions contemplated hereby, including any such costs and expenses incurred by any Party in connection with the negotiation, preparation and performance of and compliance with the terms of this Agreement and the Transaction Documents (including the fees and expenses of legal counsel, accountants, investment bankers or other representatives and consultants), regardless of whether the transactions contemplated hereby are consummated, and notwithstanding anything herein to the contrary, Parent (a) shall be solely responsible for all costs and expenses associated with obtaining any third-party consents or approvals in connection with the transactions contemplated by this Agreement and (b) shall pay all charges and expenses of the Paying Agent in connection with the provisions set forth in Article II.

        Section 13.2    Notices.    All notices, demands, waivers and other communications to be given or delivered to a Party under or by reason of the provisions of this Agreement shall be in writing and shall be deemed to have been given when personally delivered, sent by reputable overnight courier or transmitted by facsimile (transmission confirmed), to the addresses indicated below (unless another address is so specified in writing in accordance with this Section 13.2):

        (a)   If to Swan Sponsor, ManagementCo or the Company to:

      Niska Gas Storage Partners LLC
      400, 607-8th Avenue SW
      Calgary, AB. Canada
      Attn: Jason A. Dubchak

        and

      Niska Sponsor Holdings Coöperatief U.A.
      c/o Riverstone Holdings LLC
      712 Fifth Avenue, 36th Floor
      New York, NY 10019
      Attn: General Counsel

        with a copy to:

      Vinson & Elkins LLP
      1001 Fannin Street, Suite 2500
      Houston, Texas 77002
      Fax No.: (713) 751-5396
      Attention: E. Ramey Layne

        And, if to the Company,

      Richards, Layton & Finger, P.A.
      920 North King Street
      Wilmington, Delaware 19801
      Fax No.: (302) 498-7701
      Attention: Srinivas M. Raju

        (b)   If to Parent or Merger Sub to:

      Brookfield Place
      250 Vesey Street, 15th Floor
      New York, New York 10281
      Fax: 212-417-7272
      Attention: Mark Srulowitz

        with a copy to:

      Brookfield Infrastructure Group
      1200 Smith Street, Suite 1200, Houston, TX 77002
      Fax No: (713) 951-0209
      Attention: Fred Day

        Section 13.3    Assignment.    This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of each of the Parties and their respective successors and permitted assigns; provided, however, that neither this Agreement nor any rights, benefits or obligations set forth herein may be assigned by any of the Parties without the prior written consent of the other Party except that Parent shall be permitted to assign this Agreement to an Affiliate or Subsidiary of Parent without the prior written consent of the other Parties to this Agreement, provided that no such assignment by Parent shall release Parent from its obligations under this Agreement. Notwithstanding anything to the contrary in this Agreement, if the Company is entitled to any remedies, damages or similar amounts with respect to the termination of this Agreement, the Company shall be entitled to assign such rights to any of its Subsidiaries without the prior written consent of any other Person.

        Section 13.4    Severability.    Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under Applicable Law, but if any provision of this Agreement is held to be prohibited by or invalid under Applicable Law, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement.

        Section 13.5    Amendment.    Any provision of this Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each Party to this Agreement, or in the case of a waiver, by the Party against whom the waiver is to be effective.

        Section 13.6    Entire Agreement.    This Agreement and the Confidentiality Agreement constitute the entire agreement between the Parties with respect to the subject matter hereof and thereof and supersede all prior agreements and understandings, both oral and written, between the Parties with respect to the subject matter hereof and thereof.

        Section 13.7    No Third-Party Beneficiaries.    Except as otherwise expressly set forth in this Agreement (including as set forth in Section 7.2), nothing herein expressed or implied is intended or shall be construed to confer upon or give to any Person (including any employee or creditor), other than the Parties and their respective permitted successors and assigns, any rights or remedies under or by reason of this Agreement.

        Section 13.8    No Waiver.    The failure of any Party to insist in any one or more instances upon strict performance of any of the provisions of this Agreement or to take advantage of any of its rights under this Agreement or any of the Transaction Documents shall not operate as a continuing waiver of such rights.

        Section 13.9    Counterparts.    This Agreement may be executed simultaneously in counterparts (including by portable document format (PDF) or other electronic means), each of which will be deemed an original but all of which together will constitute one and the same instrument.

        Section 13.10    Exhibits and Schedules.    The Schedules shall be subject to the following terms and conditions: (a) any item disclosed in any particular part of the Schedules shall be deemed to be disclosed in any other part of the Schedules to the extent its relevance or appropriateness is reasonably apparent; (b) no disclosure of any matter contained in the Schedules shall create an implication that such matter meets any standard of materiality; (c) matters reflected in the Schedules are not necessarily limited to matters required by this Agreement to be reflected in the Schedules (such additional matters are set forth for informational purposes only and do not necessarily include other matters of a similar nature), nor shall the inclusion of any item be construed as implying that any such item is material for any purpose; (d) disclosures contained in the Schedules that refer to a document are qualified in their entirety by reference to the text of such document and any annexes, exhibits or schedules thereto; and (e) headings and introductory language have been inserted on the sections of the Schedules for convenience of reference only and shall not have the effect of amending or changing the express description of the sections as set forth in this Agreement. All capitalized terms not defined in the Schedules shall have the meanings assigned to them in this Agreement.

        Section 13.11    Counsel.    Parent hereby waives, on its own behalf, and agrees to cause ManagementCo and the Company to waive, any conflicts that may arise in connection with (a) the undertaking after the Closing by any legal counsel representing ManagementCo and the Company in connection with this Agreement and the transactions contemplated hereby to represent any current equity holder, officer, employee or director of ManagementCo or the Company (any such Person, a "Designated Person") in a matter involving this Agreement or the transactions contemplated hereby and (b) the communication by such counsel to any such Designated Person, in any such representation, of any fact known to such counsel, including in connection with a dispute with Parent or following the Closing; provided, however, that such waiver shall not be deemed to be or used as a basis for contending that ManagementCo or the Company has waived its attorney-client privilege (provided, however, that any information which any such Designated Person or legal counsel learned prior to the Closing shall not be prohibited by virtue of this Section 13.11 from being used in connection with any such representation by such legal counsel of such Designated Person after the Closing).

        Section 13.12    Time of the Essence.    Time is of the essence in the performance of this Agreement in all respects. If the date specified in this Agreement for giving any notice or taking any action is not a Business Day (or if the period during which any notice is required to be given or any action taken expires on a date which is not a Business Day), then the date for giving such notice or taking such action (and the expiration date of such period during which notice is required to be given or action taken) shall be the next day which is a Business Day.

        Section 13.13    No Presumption against Drafting Party.    Each Party has fully participated in the negotiation and drafting of this Agreement. If an ambiguity, question of intent or question of interpretation arises, this Agreement must be construed as if drafted jointly, and there must not be any presumption, inference or conclusion drawn against any Party by virtue of the fact that its representative has authored this Agreement or any portion hereof.

        Section 13.14    Specific Performance.    Irreparable damage would occur in the event that any of the provisions of this Agreement (including each Party's obligations under Article II or Section 6.3) were not performed in accordance with its specific terms or were otherwise breached. In the event of any breach or threatened breach by any Party of any covenant or obligation contained in this Agreement, the non-breaching Party shall be entitled (in addition to any other remedy that may be available to it, including monetary damages) to seek and obtain (on behalf of itself and the third-party beneficiaries of this Agreement) (a) an Order of specific performance to enforce the observance and performance of such covenant, agreement or obligation, and (b) an injunction restraining such breach or threatened breach. No Party or any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 13.14, and each Party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

        Section 13.15    Governing Law.    This Agreement shall be construed and enforced in accordance with the laws of the State of Delaware, excluding any conflicts of law rule or principle that might refer such construction to the laws of another jurisdiction. Each Party consents to personal jurisdiction in any action brought in the Delaware Court of Chancery (or, if jurisdiction is not available in the Delaware Court of Chancery, to personal jurisdiction in any action brought in the state or federal courts located in the State of Delaware) with respect to any dispute, claim or controversy arising out of or in relation to this Agreement (including any claims made in contract, tort or otherwise related to this Agreement or the transactions contemplated hereby), and each of the Parties agrees that any action instituted by it against the other with respect to any such dispute, claim or controversy shall be instituted exclusively in the Delaware Court of Chancery (or, if jurisdiction is not available in the Delaware Court of Chancery, then exclusively in the state or federal courts located in the State of Delaware).

        Section 13.16    Waiver of Jury Trial.    EACH PARTY HEREBY KNOWINGLY AND VOLUNTARILY WAIVES, TO THE EXTENT PERMITTED BY APPLICABLE LAW, TRIAL BY JURY IN ANY LITIGATION IN ANY COURT WITH RESPECT TO, IN CONNECTION WITH OR ARISING OUT OF THIS AGREEMENT OR ANY TRANSACTION DOCUMENT OR THE VALIDITY, PROTECTION, INTERPRETATION, COLLECTION OR ENFORCEMENT THEREOF.

* * * * *

        IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first above written.

NISKA GAS STORAGE PARTNERS LLC
By:	/s/ WILLIAM H. SHEA, JR.
	Name:	William H. Shea, Jr.
	Title:	President and Chief Executive Officer
NISKA GAS STORAGE MANAGEMENT LLC
By:	/s/ WILLIAM H. SHEA, JR.
	Name:	William H. Shea, Jr.
	Title:	President and Chief Executive Officer
NISKA SPONSOR HOLDINGS COÖPERATIEF U.A.
By:	/s/ VANCE E. POWERS
	Name:	Vance E. Powers
	Title:	Managing Director A
By:	/s/ R. WEERHEIJM
	Name:	R. Weerheijm
	Title:	Managing Director B
SWAN HOLDINGS LP
By:	/s/ DARREN SOICE
	Name:	Darren Soice
	Title:	Senior Vice President
SWAN MERGER SUB LLC
By:	/s/ DARREN SOICE
	Name:	Darren Soice
	Title:	Senior Vice President

SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER AND MEMBERSHIP INTEREST TRANSFER AGREEMENT

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  Exhibit 2.1
AGREEMENT AND PLAN OF MERGER AND MEMBERSHIP INTEREST TRANSFER AGREEMENT BY AND AMONG NISKA GAS STORAGE PARTNERS LLC, NISKA GAS STORAGE MANAGEMENT LLC, NISKA SPONSOR HOLDINGS COÖPERATIEF U.A., SWAN HOLDINGS LP AND SWAN MERGER SUB LLC DATED AS OF JUNE 14, 2015
TABLE OF CONTENTS
AGREEMENT AND PLAN OF MERGER AND MEMBERSHIP INTEREST TRANSFER AGREEMENT
ARTICLE I DEFINITIONS
ARTICLE II THE MERGER AND THE MANAGING MEMBER TRANSFER
ARTICLE III EFFECT ON UNITS AND EXCHANGE OF UNITS
ARTICLE IV REPRESENTATIONS AND WARRANTIES OF SWAN SPONSOR, MANAGEMENTCO AND THE COMPANY
ARTICLE V REPRESENTATIONS AND WARRANTIES OF PARENT
ARTICLE VI PRE-CLOSING COVENANTS
ARTICLE VII POST-CLOSING COVENANTS
ARTICLE VIII EMPLOYEES AND EMPLOYEE BENEFITS
ARTICLE IX CONDITIONS TO OBLIGATIONS OF THE PARTIES
ARTICLE X TERMINATION
ARTICLE XI SURVIVAL; INDEMNIFICATION
ARTICLE XII TAX MATTERS
ARTICLE XIII MISCELLANEOUS